   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1995


                                                       REGISTRATION NO. 33-56595

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                                 --------------

                            GREAT DANE HOLDINGS INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3715                         54-0698116
 (State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
              of                 Classification Code Number)         Identification No.)
       incorporation or
       reorganization)

                           2016 NORTH PITCHER STREET
                           KALAMAZOO, MICHIGAN 49007
                                 (616) 343-6121
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                DAVID R. MARKIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            GREAT DANE HOLDINGS INC.
                           2016 NORTH PITCHER STREET
                           KALAMAZOO, MICHIGAN 49007
                                 (616) 343-6121
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:


           Paulette Kendler, Esq.                        Valerie Ford Jacob, Esq.
    Hutton Ingram Yuzek Gainen Carroll &         Fried, Frank, Harris, Shriver & Jacobson
                 Bertolotti                                 One New York Plaza
               250 Park Avenue                           New York, New York 10004
          New York, New York 10177                            (212) 859-8000
               (212) 907-9650


                                 --------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                 --------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            GREAT DANE HOLDINGS INC.
                         FORM S-1 CROSS REFERENCE SHEET


REGISTRATION STATEMENT ITEM AND HEADING                                         LOCATION IN PROSPECTUS
- -------------------------------------------------------------  --------------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus...................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front Cover and Outside Back Cover Pages;
                                                                Available Information
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds...................................  Prospectus Summary; Use of Proceeds; Capitalization
       5.  Determination of Offering Price...................  Risk Factors; Underwriting
       6.  Dilution..........................................  Risk Factors; Dilution
       7.  Selling Security Holders..........................  Not Applicable
       8.  Plan of Distribution..............................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel............  Not Applicable
      11.  Information with Respect to the Registrant........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                Factors; Dilution; Selected Consolidated Financial
                                                                Data; Management's Discussion and Analysis of Financial
                                                                Condition and Results of Operations; Shares Eligible
                                                                for Future Sale; Business; Management; Compensation
                                                                Committee Interlocks and Insider Participation; Certain
                                                                Relationships and Related Transactions; Ownership of
                                                                Common Stock; Financial Statements
      12.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                               FEBRUARY 27, 1995


                                5,700,000 SHARES

                            GREAT DANE HOLDINGS INC.

                                  COMMON STOCK
                                  -----------


    All of the shares of common stock, $.01 par value per share, offered hereby (the "Common Stock") are being sold by Great Dane Holdings Inc. ("Holdings" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation, upon official notice of issuance, on the Nasdaq Stock Market (National Market) under the symbol "DANE."

                                 --------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."

                                 --------------
THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED
     OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON
                    THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                                                    PRICE              UNDERWRITING             PROCEEDS
                                                     TO                DISCOUNTS AND               TO
                                                   PUBLIC               COMMISSIONS            COMPANY(1)
Per Share.................................            $                      $                      $
Total(2)..................................            $                      $                      $

(1) Before  deducting  offering expenses  payable  by the  Company  estimated at
    $      .

(2) The Company has granted the Underwriters a 30-day option to purchase up to 855,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $      , $      and $      , respectively. See "Underwriting."

                                 --------------


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1995.


ALEX. BROWN & SONS                                             SMITH BARNEY INC.
     INCORPORATED


                  The date of this Prospectus is       , 1995.

                              [INSIDE FRONT COVER]

[PHOTOGRAPH OF A CUSTOMIZED
REFRIGERATED VAN]                                 [PHOTOGRAPH OF A FREIGHT VAN]

GREAT DANE'S MULTI-TEMP,
CUSTOMIZED REFRIGERATED VANS                      GREAT DANE'S FREIGHT VANS ARE
ARE WIDELY USED IN FOOD                           LIGHTWEIGHT, HIGH CUBE AND
SERVICE DELIVERY.                                 DURABLE.
                               [GREAT DANE LOGO]

                                                  [PHOTOGRAPH OF A LOCOMOTIVE
                                                  PULLING DOUBLE STACKED
[PHOTOGRAPH OF A PLATFORM                         INTERMODAL CONTAINERS ON RAIL
TRAILER]                                          CARS]

                                                  GREAT DANE UTILIZES ITS
GREAT DANE'S PLATFORM TRAILERS                    ENGINEERING EXPERTISE TO
ARE USED FOR HAULING BUILDING                     DESIGN INTERMODAL CONTAINERS
MATERIALS, COILED STEEL AND                       THAT MEET THE SPECIFIC
HEAVY MACHINERY.                                  REQUIREMENTS OF ITS CUSTOMERS.

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, INFORMATION CONTAINED IN THIS PROSPECTUS GIVES EFFECT TO (I) THE REINCORPORATION OF HOLDINGS (FORMERLY INTERNATIONAL CONTROLS CORP.) IN DELAWARE IN OCTOBER 1994 AND (II) A 16,800 FOR 1 STOCK SPLIT OF HOLDINGS' COMMON STOCK (THE "COMMON STOCK") WHICH WILL OCCUR PRIOR TO COMMENCEMENT OF THIS OFFERING. UNLESS THE CONTEXT OTHERWISE REQUIRES,
(A) REFERENCES IN THIS PROSPECTUS TO THE COMPANY ARE TO GREAT DANE HOLDINGS INC. (AND ITS PREDECESSOR, INTERNATIONAL CONTROLS CORP.) AND ITS CONSOLIDATED SUBSIDIARIES AND (B) REFERENCES IN THIS PROSPECTUS TO HOLDINGS ARE TO GREAT DANE HOLDINGS INC. (AND ITS PREDECESSOR, INTERNATIONAL CONTROLS CORP.). UNLESS OTHERWISE SPECIFIED, THE INFORMATION SET FORTH IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION (THE "OVER-ALLOTMENT OPTION").


                                  THE COMPANY

OVERVIEW


    Through Great Dane Trailers, Inc. ("Great Dane"), the Company is one of the largest manufacturers of truck trailers and intermodal containers and chassis in the United States. In addition, through Checker Motors Corporation's ("Motors") subsidiaries, CMC Kalamazoo Inc. ("CMC") and South Charleston Stamping & Manufacturing Company ("SCSM"), the Company is one of the leading independent manufacturers of sheet metal stampings for automotive components and subassemblies for sale to North American original equipment manufacturers ("OEMs"). For the year ended December 31, 1994, these two principal lines of business accounted for approximately 93% of the Company's revenues and 93% of the Company's total segment operating profit (segment gross profit less selling, general and administrative expenses). The Company's other operations consist of its vehicular operations, primarily Yellow Cab Company ("Yellow Cab"), which is currently the largest owner of taxicabs and provider of taxi-related services in Chicago, Illinois, and its insurance operations, American Country Insurance Company ("Country"), which underwrites property and casualty insurance.



    The Company's objective is to expand its transportation related manufacturing businesses, Great Dane, CMC and SCSM, primarily through internal growth. In addition, the Company will consider strategic acquisitions, should opportunities arise. The Company will also focus on reducing its aggregate indebtedness and believes that Yellow Cab and Country provide a consistent source of cash flow for debt repayment.


TRAILER MANUFACTURING


    Great Dane designs, manufactures and distributes a full line of truck trailers (including dry freight vans, refrigerated trailers ("reefers") and platform trailers) and intermodal containers and chassis. In 1994, Great Dane was one of the largest manufacturers of truck trailers in the United States, accounting for approximately 13.0% of the new truck trailer market, including 11.5% of the new van market, 11.5% of the new platform trailer market and 38.4% of the new reefer market. Great Dane is also one of the leading producers of domestic intermodal containers and chassis, with a market share of 18.8% in 1994.



    In 1991, Great Dane assembled a new senior management team and initiated a strategic plan designed to improve its competitive position by (i) reducing operating costs; (ii) increasing manufacturing efficiencies and flexibility;
(iii) developing new products; and (iv) expanding its large order customer base. Accordingly, Great Dane reduced overhead, reconfigured plants to increase capacity, re-designed assembly lines to improve efficiencies, re-engineered certain products to reduce material and manufacturing costs, initiated new product development programs and began to develop relationships with large order customers including J.B. Hunt Transport ("J.B. Hunt") and XTRA Corporation. From 1991 to 1994, Great Dane's revenues increased from $400.2 million to $859.1 million and segment operating profit increased from $7.1 million to $58.6 million. In addition, Great Dane's operating profit margin increased from 1.8% in 1991 to 6.8% in 1994.

    Great Dane believes that these initiatives combined with its strong brand name and reputation for manufacturing high quality products have positioned it for continued growth. The key elements of its growth strategy are as follows:


        - PRODUCT INNOVATION. Great Dane's engineering and flexible manufacturing expertise enable it to produce higher-margin, custom-designed products rapidly and efficiently while incorporating distinctive features through computer aided design technologies. Recent product innovations marketed by Great Dane include its proprietary, lightweight Thermacube van and reefer, and unique intermodal containers and chassis which initiated Great Dane's entry into the growing intermodal market. New products planned for introduction during 1995 include a proprietary, ultra-lightweight flatbed trailer and a new reefer product which incorporates a unique floor design.



        - INCREASE MARKET SHARE WITH LARGE ORDER FLEET CUSTOMERS. Great Dane is actively seeking to increase its sales to large order fleet customers which accounted, during 1993, for approximately 43% of total U.S. van trailer purchases. The Company believes that these customers are the fastest growing segment of the industry and estimates that its share of fleet orders approximated 10% during 1993. The balance of the U.S. van trailer market consists of small and medium sized customers (approximately 30%) and leasing companies (approximately 27%) where Great Dane estimates it had, during 1993, a 27% and 17% market share, respectively. In order to increase its market share with large order fleet customers, Great Dane has acquired the property and buildings in Terre Haute, Indiana for a 500,000 square foot manufacturing and product distribution facility, a portion of which will be equipped during 1995 with two high speed, more cost efficient assembly lines dedicated to high volume, standard specification fleet orders.


        - STRONG NATIONAL DISTRIBUTION NETWORK. The Company believes that Great Dane's distribution network, which consists of 17 Company-owned branches and 51 independent dealers, is the largest marketing organization in the North American trailer industry. This network provides Great Dane with a competitive advantage in marketing its new and used trailer products and providing higher-margin aftermarket parts and services. Great Dane believes that its parts and services business will provide earnings growth in the coming years due to the increasing size of the Great Dane and U.S. trailer fleets.

        - INTERMODAL TRANSPORTATION. In 1992, Great Dane entered the intermodal transportation market by developing, in conjunction with a leading truckload carrier, a unique line of intermodal containers and matching ultra-lightweight chassis. These containers and chassis enable its customer to utilize double stack rail intermodal service to haul freight loads of similar size and weight to those it carries with conventional over-the-road trailers. Great Dane's strategy is to utilize its engineering expertise to design intermodal products that meet the specific requirements of its customers. Great Dane has also improved its market responsiveness by adapting certain assembly lines to produce both trailers and containers.

AUTOMOTIVE PRODUCTS OPERATIONS


    Through   CMC  and  SCSM,  the  Company  develops,  designs,  engineers  and manufactures a broad range of sheet metal automotive components and subassemblies, including tailgates, fenders, doors, roofs and hoods for sale to North American OEMs. The majority of the Company's automotive segment revenues are derived from complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components.



    The automotive supplier industry is experiencing consolidation as OEMs are increasingly requiring suppliers to meet more stringent quality standards and to possess certain full-service capabilities including design, engineering and project management support. The Company's principal objective is to capitalize on this trend as follows:



        - HIGH GROWTH LIGHT TRUCK/SPORT UTILITY VEHICLE FOCUS. CMC and SCSM focus on supplying components for light trucks, minivans and sport utility vehicles due to their high growth rate and long model lives. From 1983 to 1993, light truck/sport utility vehicles were the fastest growing segment of the automotive market with a 7.3% compound annual growth rate. The Company currently supplies parts on the following light truck/sport utility and minivan vehicles: Suburban, Tahoe/Yukon, Crew Cab, M Van (Astro and Safari), CK Pickup Truck and CK Sport Side Pickup. In addition, in 1994, the Company was awarded an eight-year contract by Mercedes-Benz to produce the majority of the stamping components for its new sport utility vehicle.



        - FULL-SERVICE CAPABILITIES. CMC and SCSM provide a full complement of services, including design, engineering and manufacturing, which enables them to play an integral role in the development and execution of product programs for their customers. CMC and SCSM work with their customers throughout the product development process and, in some cases, locate employees on site at their customers' facilities in order to design, engineer and manufacture high quality products at the lowest possible cost. The Company believes that this close coordination with its customers allows it to identify business opportunities and react to customer needs in the early stages of vehicle design and, therefore, maintain and increase its volume with its customers.


        - HIGH QUALITY PRODUCTS. The Company believes SCSM is one of the premier stamping facilities in the U.S. This is exemplified by SCSM's receipt of numerous quality awards including the General Motors Mark of Excellence and the General Motors QSP (quality, service, price) award for being General Motors' 1993 worldwide Supplier of the Year for major metal stampings. SCSM has also been qualified to produce components which comply with the ISO 9000 international standard. The Company believes that these awards are a critical factor in securing additional business from OEMs.


        - EXPANDING CUSTOMER BASE. CMC and SCSM have developed strong relationships with their customers based on their long history of supplying high quality products and their full-service capabilities. The Company's objectives are to increase volume with existing customers and develop relationships with new customers. In the last year, the Company's automotive segment has expanded its business with existing customers including General Motors Corporation ("GM"), Freightliner Corp., Saturn Corporation and Ford Motor Co., and has secured business with two new customers, Mercedes-Benz and Toyota.



        - FOCUS ON HIGHER-MARGIN/VALUE-ADDED PRODUCTS. CMC and SCSM strive to compete in markets where they can achieve greater profitability by providing complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. Unlike many of their competitors, CMC and SCSM presently have the equipment to supply complete assemblies including large stampings and related assembly parts. As an example, SCSM currently supplies the sliding door, which is composed of several stampings and fasteners, for the GM Astro and Safari Vans. The majority of the automotive segment's revenues are derived from such assemblies.


OTHER OPERATIONS


    Yellow Cab is the largest taxicab fleet owner in the City of Chicago ("Chicago") and, as of January 1, 1995, owned 2,271 or 41% of the 5,500 taxicab licenses ("licenses"or "medallions") available in Chicago. Yellow Cab's primary business is the leasing of its medallions and vehicles to independent taxi operators. The Company also provides a variety of other services to taxi drivers and non-affiliated medallion holders, including insurance coverage through Country and repair and maintenance services.



    Country underwrites property and casualty insurance, including taxicab insurance, workers' compensation and other commercial and personal lines. During 1994, 75% of Country's total premium revenue was attributable to non-affiliated property/casualty lines, primarily workers' compensation, commercial automobile and commercial multiple peril. The remainder of Country's premium revenues was attributable to affiliated taxi liability and collision insurance in the State of Illinois and workers' compensation insurance in the States of Illinois and Michigan. Country is currently rated "A" by A.M. Best.



    Holdings was reincorporated in Delaware in 1994. Holdings currently maintains its principal executive offices at CMC's facility at 2016 North Pitcher Street, Kalamazoo, Michigan 49007 and its phone number is (616) 343-6121.

                              RECENT DEVELOPMENTS



    The Company's subsidiaries have recently refinanced their credit facilities (the "Refinancing"). In January 1995, Motors and its subsidiaries entered into a new loan agreement consisting of a $45 million five-year term loan and a $20 million revolving credit facility, subject to availability. In February 1995, Great Dane amended its loan and security agreement by entering into a credit facility of up to $150 million, subject to availability. Proceeds from the Refinancing were used to refinance subsidiary indebtedness and to retire the $30 million aggregate principal amount of debt outstanding to the Company's shareholders (the "Note Repayment"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note O of Notes to Consolidated Financial Statements -- December 31, 1994. In December 1994, the Company redeemed, for $37 million, the minority interest in a subsidiary partnership (previously held by Executive Life Insurance Company). Subsequent to the redemption, the subsidiary partnership, Checker Motors Co., L.P. ("Checker L.P." or the "Partnership"), was dissolved, and its operations are now conducted by CMC, Yellow Cab, Chicago AutoWerks, Inc. ("AutoWerks") and Country, each of which is a wholly-owned subsidiary of Motors.


                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING


Common Stock offered by the Company...........................  5,700,000 shares
Common Stock to be outstanding after the Offering.............  22,500,000 shares (1)
Use of Proceeds...............................................  To redeem a portion of the
                                                                Company's 12 3/4% Senior
                                                                Subordinated Debentures due
                                                                2001 (the "12 3/4%
                                                                Debentures")
Proposed Nasdaq Stock Market (National Market) Symbol.........  DANE

- --------------
(1) Does not include an aggregate of 1,792,500 shares of Common Stock reserved for issuance under the Company's 1994 Stock Option Plan, its Outside Directors Option Plan and an option granted to an executive officer. See "Management -- Compensation Pursuant to Plans" and " -- Employment Agreements."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


    The summary consolidated financial information set forth below is derived from the consolidated financial statements of the Company for the five years ended December 31, 1994, which have been audited by Ernst & Young LLP, independent auditors.The following summary information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                       1990        1991        1992        1993        1994
                                     ---------   ---------   ---------   ---------   ---------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Trailer Manufacturing............  $ 491,532   $ 400,196   $536,336    $ 711,862   $859,089
  Automotive Products..............    133,401      84,401    112,631      127,925    157,568
  Other Operations.................     68,278      70,669     67,766       69,539     79,820
                                     ---------   ---------   ---------   ---------   ---------
Total Revenues.....................  $ 693,211   $ 555,266   $716,733    $ 909,326   $1,096,477
                                     ---------   ---------   ---------   ---------   ---------
                                     ---------   ---------   ---------   ---------   ---------
Segment Operating Profit (Loss):
 (1)
  Trailer Manufacturing............  $  13,109(2) $   7,059  $ 17,590    $  32,381   $ 58,619
  Automotive Products..............      9,669      (4,237)    11,622       15,306     19,652
  Other Operations (3).............      8,771       4,267      4,170        4,304      5,908
                                     ---------   ---------   ---------   ---------   ---------
Total Segment Operating Profit.....     31,549       7,089     33,382       51,991     84,179
Corporate Expenses.................     (8,115)     (4,398)    (4,396)      (4,646)    (8,534)(4)
Interest Expense...................    (61,596)    (47,425)   (42,726)     (41,614)   (40,165)
Interest Income....................     14,696      11,634      8,895        7,396      7,101
Other Income (Expense).............       (941)     (1,078)    (2,023)       3,494      1,002
Special Charge (5).................     --          --          --          (7,500)     --
                                     ---------   ---------   ---------   ---------   ---------
Income (Loss) Before Minority
 Equity, Income Taxes,
 Extraordinary Items and Accounting
 Changes...........................    (24,407)    (34,178)    (6,868)       9,121     43,583
Minority Equity....................     (2,296)      1,931      --          --           (586)
Income Tax Benefit (Expense).......      6,429       5,241       (687)      (5,757)   (18,649)
                                     ---------   ---------   ---------   ---------   ---------
Income (Loss) Before Extraordinary
 Items and Accounting Changes......    (20,274)    (27,006)    (7,555)       3,364     24,348
Extraordinary Items (6)............     27,749      31,188      --          --          --
Accounting Changes (7).............     --          --          --         (46,626)     --
                                     ---------   ---------   ---------   ---------   ---------
Net Income (Loss)..................  $   7,475   $   4,182   $ (7,555)   $ (43,262)  $ 24,348
                                     ---------   ---------   ---------   ---------   ---------
                                     ---------   ---------   ---------   ---------   ---------
Income (Loss) Per Share (8):
  Before Extraordinary Items and
   Accounting Changes..............  $   (1.21)  $   (1.61)  $   (.45)   $     .20   $   1.45
  Net Income (Loss) Per Share......  $     .45   $     .25   $   (.45)   $   (2.58)  $   1.45

                                                                           DECEMBER 31, 1994
                                                                         ---------------------
                                                                                        AS
                                                                          ACTUAL     ADJUSTED(9)
                                                                         ---------   ---------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets..........................................................   $ 522,051   $520,159
Total Debt............................................................     293,265    235,478
Shareholders' Deficit.................................................    (127,302)   (65,322)

- ------------------
(1) Segment operating profit (loss) is segment gross profit (loss) less segment selling, general and administrative expenses.

(2)   After deducting $7,500 of plant restructuring costs.

      (FOOTNOTES CONTINUED ON THE NEXT PAGE)

(3) Segment operating profit (loss) for other operations does not include the insurance operations' portfolio interest income.

(4)   Corporate expenses  for the  year ended  December 31,  1994 includes  $3.5 million  of expenses related  to the Company's  debt refinancing which was not completed.  See "Management's  Discussion  and Analysis  of  Financial
      Condition and Results of Operations."
(5)   Represents  cost to  the Company of  the settlement  of certain litigation with the  Boeing Company.  See "Management's  Discussion and  Analysis  of
      Financial  Condition and  Results of  Operations" and  Note G  to Notes to
      Consolidated Financial Statements -- December 31, 1994.
(6)   Extraordinary items in all years relate to the gains on the repurchase  of indebtedness.

(7)   The  accounting  changes represent  the  cumulative effect  of  changes in accounting principles as a result of the adoption, as of January 1,  1993, of  the provisions of Statement of Financial Accounting Standards ("SFAS")
      No. 106,  "Employers Accounting  for  Postretirement Benefits  Other  Than
      Pensions,"  and SFAS No.  109, "Accounting for Income  Taxes." See Notes H
      and J to Notes to Consolidated Financial Statements -- December 31, 1994.
(8)   The per share information  is computed by  dividing the respective  income
      (loss)  by  the  weighted  average  number  of  common  shares outstanding
      (16,800,000 for all periods, after giving effect to the 16,800 to 1  stock split  to be  effected prior  to the  commencement of  this Offering). The stock options were not  taken into account because  the exercise of  stock options would not be materially dilutive.
(9)   Adjusted  to reflect (i) the sale of  the 5,700,000 shares of Common Stock offered hereby by the Company (at an assumed initial public offering price of $13 per  share) and the  application of the  estimated net proceeds  as described  in "Use of  Proceeds," (ii) the Refinancing  and (iii) the Note
      Repayment.  See  "Management's  Discussion   and  Analysis  of   Financial
      Condition and Results of Operations."

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

CYCLICAL BUSINESS

    The truck trailer industry is dependent on the trucking industry in general and the automotive parts industry is dependent on the automotive industry. Poor economic conditions in either industry could have a material adverse effect on the Company. In addition to dependence on general economic conditions, sales of new truck trailers have historically been subject to cyclical variations based on a five to seven-year replacement cycle. The poor economic conditions in the United States in 1990 and 1991 had an adverse effect on demand for the Company's products. Although sales have rebounded, there can be no assurance that such growth will continue.

PRIOR LOSSES AND SUBSTANTIAL LEVERAGE


    The Company incurred losses before extraordinary items and accounting changes of approximately $20.3 million, $27.0 million and $7.6 million in 1990, 1991 and 1992, respectively. Although the Company had net income for the year ended December 31, 1994, and had income before extraordinary items and accounting changes for the year ended December 31, 1993, there can be no assurance that the Company will not sustain losses in the future. See "Management's Discussion and Analysis of Financial Condition and the Results of Operations."



    The Company currently is and, following the completion of this Offering, will continue to be substantially leveraged. After giving effect to (i) this Offering and the application of the net proceeds therefrom at an assumed initial public offering price of $13.00 per share, (ii) the Refinancing and (iii) the Note Repayment, the Company's consolidated indebtedness would have been approximately $235.5 million at December 31, 1994. See "Use of Proceeds," "Capitalization," and "Selected Consolidated Financial Data."


    The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including, but not limited to, the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes, refinancing of indebtedness or other purposes may be impaired, thereby limiting its ability to grow; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) the Company is more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; (iv) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (v) the Company's high degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

COMPETITION


    The Company's primary businesses, truck trailer manufacturing and automotive products manufacturing, are highly competitive. The Company competes with other truck trailer manufacturers and automotive stamping companies of varying sizes (including the in-house capabilities of certain automotive manufacturers), some of which have greater financial resources than the Company. In addition, barriers to entry in the truck trailer manufacturing industry are low and, therefore, it is possible that additional competitors could enter the market at any time. Great Dane is, and believes that several of its competitors are, in the process of adding manufacturing capacity, which may have an adverse effect on order backlog and pricing throughout the industry. Although Great Dane is presently one of the largest manufacturers in the truck trailer industry, there can be no assurance that it will be able to maintain or increase its market share.

RELIANCE ON MAJOR CUSTOMERS


    The Company's automotive products operations rely heavily on sales to GM. For the year ended December 31, 1994, sales to GM accounted for approximately 93% of the automotive products operations' revenues and approximately 13% of the Company's total revenues. Suppliers of automotive products have experienced increased pricing pressure from OEMs which are taking aggressive measures to reduce their operating costs, including significant price reductions from suppliers. Although opportunities for new business may arise for the automotive segment as a result of GM's pressure on other suppliers, future earnings of this segment of the Company's business may be materially adversely affected by the price reductions required or requested by GM, by decisions by GM to utilize its own facilities to manufacture these products or by work stoppages at GM plants. Although GM provides 13 week forecasts of its purchasing requirements, changes in its production may result in changes to these requirements. In addition, although the automotive segment is attempting to diversify its customer base, there can be no assurance that it will be able to reduce its reliance on GM in the foreseeable future.



    Great Dane entered the intermodal container manufacturing business in reliance on a large order from J.B. Hunt. There can be no assurance that Great Dane will be able to attract other substantial customers for these products. For the year ended December 31, 1994, J.B. Hunt accounted for approximately 10% of Great Dane's revenues.


GOVERNMENT REGULATION OF TRUCK TRAILERS

    The federal and state governments regulate certain safety features incorporated in the design of truck trailers. Changes or anticipation of changes in these regulations can have a material impact on the cost of manufacturing truck trailers and on the purchasing policies of Great Dane's customers. These factors may adversely affect the financial condition of the Company.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to numerous federal, state and local laws and regulations pertaining to the discharge of materials into the environment. The Company has taken steps related to such matters in order to minimize the risks to the environment from potentially harmful aspects of its operations. From time to time, the Company has incurred expenses to improve its facilities in accordance with applicable laws and may be required to do so again in the future. Certain of Great Dane's manufacturing processes formerly involved the emission of chlorofluorocarbons, but Great Dane has changed those processes to comply with new regulations.

    The Company also remains obligated to indemnify purchasers of certain of its prior subsidiaries and purchasers of properties sold by prior subsidiaries for environmental contamination, if any, of properties owned by such subsidiaries. The Company's expenditures related to the foregoing environmental matters and indemnification obligations have not had, and the Company does not currently anticipate that such expenditures will have, a material adverse effect on the Company's financial condition, although there can be no assurance that this will remain the case.

IMPACT OF CITY REGULATION AND EXPIRATION OF ANNUAL LIMIT ON NEW MEDALLION
ISSUANCE

    Chicago regulates Yellow Cab's operations through maintenance, lease rate, insurance and inspection requirements, as well as through taxes, license fees and other means. In 1993, Chicago gave the Commissioner of Consumer Services broad powers to set maximum lease rates, which, in certain instances, have been set at lower rates than those currently charged by Yellow Cab. Although Yellow Cab has filed a petition for higher rates than those set by the Commissioner and is allowed to continue charging its current rates pending action on its petition, there can be no assurance that it will be successful or that in the future it will be able to pass through any increased costs by lease rate increases or other means.

    The agreement between Yellow Cab and Chicago, pursuant to which increases in the total number of outstanding medallions in Chicago are limited to a maximum of 100 annually, expires on December 31, 1997. There can be no assurance as to how many medallions Chicago will issue after the expiration of the agreement, nor as to the effect, if any, on the Company, of such issuance, including the effect on medallion values. Although Yellow Cab has sold medallions during the past year at selling prices of approximately $38,000 per medallion, there can be no assurance that such values will continue to prevail in the market, especially after December 31, 1997. See "Business -- Other Operations -- Vehicular -- The Medallions" and "-- Regulatory Issues."

CONTROL OF THE COMPANY


    Upon consummation of this Offering, the four current stockholders of Holdings will own 74.7% of the outstanding Common Stock (71.9% if the Over-Allotment Option is exercised in full). Therefore, these stockholders, acting together, effectively will have control of the Company and will have sufficient voting power to determine the outcome of any corporate transaction or other matter requiring stockholder approval, including, among other things, the election of directors. See "Ownership of Common Stock."


NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE


    Prior to this Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq Stock Market (National Market), subject to official notice of issuance, there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price for the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined solely by negotiations between the Company and the Underwriters and may not bear any relationship to the market price for the Common Stock following this Offering. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.


DILUTION


    Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $18.64 in net tangible book value per share of Common Stock from the initial public offering price (at an assumed initial public offering price of $13.00 per share).


SHARES ELIGIBLE FOR FUTURE SALE


    Currently, all of the outstanding capital stock of the Company is owned by four persons. Upon completion of this Offering, 22,500,000 shares of Common Stock will be issued and outstanding, 16,800,000 of which will be owned by these four persons. The Company and these stockholders have each agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (other than shares acquired in this Offering) without the prior written consent of the Representatives of the Underwriters. After expiration of that time period, shares owned by such stockholders may only be sold pursuant to an effective registration statement in compliance with the Securities Act of 1933, as amended (the "Securities Act"), or an applicable exemption from the registration requirements thereunder. The Company has also (i) adopted a stock option plan for key employees and directors (the "1994 Option Plan"), subject to stockholder approval and approval of the Compensation Committee of the Board of Directors (the "Compensation Committee"),
(ii) adopted a stock option plan for its independent directors who will serve on the Board of Directors after the consummation of this Offering (the "Outside Directors Option Plan") and (iii) granted an option to Jay H. Harris, the Executive Vice President and Chief Operating Officer of the Company (the "Harris Option"). A total of 1,792,500 shares of common stock have been reserved for issuance upon exercise of options. See "Management -- Compensation Pursuant to Plans" and "-- Employment Agreements ." No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options to be granted under the 1994 Option Plan, the Outside Directors Option Plan and the Harris Option), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

FUTURE COMPENSATION EXPENSE


    The options granted (subject to certain conditions) to employees pursuant to the 1994 Option Plan and the Harris Option were granted at less than fair market value. See "Management -- Compensation Pursuant to Plans" and " --Employment Agreements." Therefore, the Company will recognize compensation expense in the period in which all conditions to the grants of the options have been satisfied. With respect to the Harris Option, this is expected to result in a charge to net income of approximately $0.4 million in the first or second quarter of 1995 (assuming a fair market value of $13 per share of Common Stock). With respect to options granted pursuant to the 1994 Option Plan, this is expected to result in a charge to net income of approximately $0.7 million at the time of approval of the plan by the stockholders of the Company (assuming a fair market value of $13 per share of Common Stock at that time).


                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the 5,700,000 shares of Common Stock offered hereby are estimated to be approximately $66.7 million, assuming an initial public offering price of $13.00 per share, and after deducting an estimated $7.4 million in offering expenses and underwriting discounts and commissions payable by the Company estimated to be incurred in connection with the Offering. The Company intends to use all of the net proceeds of this Offering to redeem 12 3/4% Debentures. The Company intends, promptly after consummation of this Offering, to issue a notice of redemption with respect thereto. The funds required for the redemption will be held in escrow until the requisite 30-day redemption notice period has expired (during which time interest will continue to accrue) and payment can be made. Interest on the 12 3/4% Debentures for such period is expected to be approximately $0.4 million, net of estimated interest earnings from the escrow account. The net proceeds from the exercise of the Over-Allotment Option would be used for general corporate purposes which may include the repurchase of additional 12 3/4% Debentures pursuant to the redemption described above or subsequently in privately negotiated transactions and/or open market purchases.



                                DIVIDEND POLICY



    The Company intends to retain any future earnings to provide funds for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. As a holding company, the ability of Holdings to pay dividends is dependent upon the receipt of dividends or other payments from its subsidiaries. Although the subsidiaries are not prohibited by the terms of their bank loans from paying dividends to Holdings, their continuing ability to access lines of credit thereunder is conditioned on meeting certain financial covenants. Payments of substantial dividends could result in a violation of those covenants. The payment of dividends by Holdings is also subject to certain restrictions under the indenture pursuant to which the 12 3/4% Debentures were issued. Subject to such restrictions, any determination to pay dividends in the future will be at the discretion of Holdings' Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions, and other facts deemed relevant at that time by Holdings' Board of Directors.

                                 CAPITALIZATION


    The following table sets forth the unaudited consolidated capitalization of Holdings and its subsidiaries as of December 31, 1994, and as adjusted to give effect to (i) the Refinancing, (ii) the Note Repayment in February of 1995 and
(iii) the sale by Holdings of the 5,700,000 shares of Common Stock offered hereby (assuming an initial public offering price of $13.00 per share and after deduction of underwriting commissions and discounts and the estimated expenses of this Offering) and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                         DECEMBER 31, 1994
                                                                                     --------------------------
                                                                                      HISTORICAL   AS ADJUSTED
                                                                                     ------------  ------------
                                                                                       (DOLLARS IN THOUSANDS)

Debt (including current maturities):
  Subsidiary Debt..................................................................       $85,938     $119,938(1)
  Shareholders' Notes..............................................................        30,000            0 (2)
  12 3/4% Senior Subordinated Debentures (net of unamortized discount).............       122,315       60,528
  14 1/2% Subordinated Discount Debentures (net of unamortized discount)...........        55,012       55,012
                                                                                     ------------  ------------
    Total Debt.....................................................................       293,265      235,478
Minority Interest..................................................................           586          586
Shareholders' Deficit:
  Common Stock, par value $0.01....................................................           168          225
  Additional paid-in capital.......................................................        14,832       81,475
  Retained earnings deficit........................................................       (11,869)     (16,589 )(3)
  Notes receivable from shareholders...............................................          (625)           0 (4)
  Amounts paid in excess of Motors' net assets.....................................      (127,748)    (128,373 )(4)
  Unrealized depreciation on Insurance Subsidiary's investments in certain debt and
   equity securities...............................................................        (2,060)     (2,060)
                                                                                     ------------  ------------
    Total Shareholders' Deficit....................................................      (127,302)    (65,322)
                                                                                     ------------  ------------
      Total Capitalization.........................................................      $166,549     $170,742
                                                                                     ------------  ------------
                                                                                     ------------  ------------

- --------------
(1) The increase in subsidiary debt resulted from the Refinancing which occurred in January and February of 1995. Proceeds of the Refinancing were used to repay existing debt, fund the Note Repayment and pay fees and expenses.
(2)   Reflects the Note Repayment which occurred in February of 1995.
(3) The increase in retained earnings deficit results from an extraordinary charge to earnings from:



(a)  Write off of debt discount on repurchased 12 3/4% Debentures..........  $  (4,913)
(b)  Premium paid on repurchase of 12 3/4% Debentures......................     (1,414)
(c)  Write off of unamortized debt issue costs; and........................       (935)
(d)  Tax effect of above adjustments.......................................      2,542
                                                                             ---------
Increase in historical retained earnings deficit...........................  $  (4,720)
                                                                             ---------
                                                                             ---------



(4)
____ The notes receivable from shareholders represented amounts payable, on demand, to Motors solely to enable Motors to meet certain net worth requirements in its capacity as general partner of Checker L.P. when Checker L.P. was formed. The notes receivable were included in Motors' net assets when the determination of the amount paid in excess of Motors' net assets was made. With the liquidation of Checker L.P. in 1995, the notes were cancelled. Accordingly, an adjustment to the amount paid in excess of Motors' net assets has been made.

                                    DILUTION


    The deficit in net tangible book value of the Company at December 31, 1994 was ($185.8) million or ($11.06) per share of Common Stock. The deficit in net tangible book value represents the excess of the Company's total liabilities over its total tangible assets, divided by the number of outstanding shares of Common Stock. After giving effect to (i) the Refinancing, (ii) the Note Repayment and (iii) the sale of the 5,700,000 shares of Common Stock being offered hereby (assuming a public offering price of $13.00 per share and after deduction of the underwriting discounts and commissions and estimated expenses of this Offering) and the application of the estimated net proceeds therefrom, the pro forma deficit in net tangible book value at December 31, 1994 would have been $(126.9) million or $(5.64) per share. This represents an immediate decrease of $5.42 in the deficit in net tangible book value per share to the current stockholders and immediate dilution of $18.64 per share to persons purchasing the shares offered hereby. The following table illustrates the per share dilution with respect to a new investor's purchase of a share of Common Stock on a pro forma basis at December 31, 1994.



          Assumed initial public offering price
           per share..............................            $ 13.00
            Deficit in net tangible book value per
             share before this Offering...........  $ (11.06)
            Decrease per share in the deficit in
             net tangible book value attributable
             to new investors.....................  $   5.42
          Pro forma deficit in net tangible book
           value per share after this Offering....              (5.64)
          Dilution per share to new investors.....            $ 18.64

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following table presents selected consolidated financial data derived from the consolidated financial statements of Great Dane Holdings Inc. and subsidiaries for the five years ended December 31, 1994, which have been audited by Ernst & Young LLP, independent auditors. The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                               YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                 1990        1991        1992        1993        1994
                                                              ----------  ----------  ----------  ----------  ----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $ 693,211   $ 555,266   $ 716,733   $ 909,326  $1,096,477
Cost of Revenues............................................     584,680     480,543     610,870     778,805     929,232
                                                              ----------  ----------  ----------  ----------  ----------
Gross Profit................................................     108,531      74,723     105,863     130,521     167,245
Selling, General and Administrative Expense.................      77,597      72,032      76,877      83,176      91,600(1)
Plant Restructuring Costs...................................       7,500      --          --          --          --
                                                              ----------  ----------  ----------  ----------  ----------
Income from Operations......................................      23,434       2,691      28,986      47,345      75,645
Interest Expense............................................     (61,596)    (47,425)    (42,726)    (41,614)    (40,165)
Interest Income.............................................      14,696      11,634       8,895       7,396       7,101
Other Income (Expense)......................................        (941)     (1,078)     (2,023)      3,494       1,002
Special Charge (2)..........................................      --          --          --          (7,500)     --
                                                              ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Minority Equity, Income Taxes,
 Extraordinary Items and Accounting Changes.................     (24,407)    (34,178)     (6,868)      9,121      43,583
Minority Equity.............................................      (2,296)      1,931      --          --            (586)
Income Tax Benefit (Expense)................................       6,429       5,241        (687)     (5,757)    (18,649)
                                                              ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Extraordinary Items and Accounting
 Changes....................................................     (20,274)    (27,006)     (7,555)      3,364      24,348
Extraordinary Items (3).....................................      27,749      31,188      --          --          --
Accounting Changes (4)......................................      --          --          --         (46,626)     --
                                                              ----------  ----------  ----------  ----------  ----------
Net Income (Loss)...........................................  $    7,475  $    4,182  $   (7,555) $  (43,262) $   24,348
                                                              ----------  ----------  ----------  ----------  ----------
                                                              ----------  ----------  ----------  ----------  ----------
Income (Loss) Per Share (5):
  Before extraordinary items and accounting changes.........  $    (1.21) $    (1.61) $     (.45) $      .20  $     1.45
  Net income (loss) per share...............................  $      .45  $      .25  $     (.45) $    (2.58) $     1.45


                                                                                     DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                 1990        1991        1992        1993        1994
                                                              ----------  ----------  ----------  ----------  ----------
                                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total Assets................................................   $ 537,677   $ 481,305   $ 493,763   $ 517,336    $522,051
Total Debt..................................................     376,692     316,324     310,368     296,273     293,265
Shareholders' Deficit.......................................    (104,745)    (98,374)   (106,296)   (149,517)   (127,302)

- ------------------

(1) Selling, general and administrative expenses for the year ended December 31, 1994 includes $3.5 million of expenses related to the Company's debt refinancing which was not completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Represents cost to the Company of the settlement of certain litigation with the Boeing Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note G to Notes to Consolidated Financial Statements -- December 31, 1994.
(3) Extraordinary items in all years relate to the gains on the repurchase of indebtedness.

(4) The accounting changes represent the cumulative effect of changes in accounting principles as a result of the adoption, as of January 1, 1993, of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes." See Notes H and J to Notes to Consolidated Financial Statements -- December 31, 1994.
(5) The per  share information  is computed  by dividing  the respective  income
    (loss) by the weighted average number of common shares outstanding (16,800,000 for all periods, after giving effect to the 16,800 to 1 stock split to be effected prior to the commencement of this Offering). The stock options were not taken into account because the exercise of stock options would not be materially dilutive.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


1994 COMPARED TO 1993:


    Revenues increased $187.2 million and gross profit increased $36.7 million during the year ended December 31, 1994, as compared to the same period of 1993. The higher revenues are principally attributed to higher Trailer Manufacturing revenues ($147.2 million), primarily associated with a higher volume of sales within the segment. Automotive Products revenues increased $29.6 million during the year ended December 31, 1994, as compared to the same period in 1993. General increases in volumes to accommodate automotive customers' demands and additional jobs were the principal reasons for the revenue increases.



    The Company's operating profit (gross profit less selling, general and administrative expenses) increased $28.3 million in 1994 compared to 1993. This increase is attributed to an increase of Trailer Manufacturing operating profits ($26.2 million) which is principally due to higher volumes of sales and higher margins, and an increase of Automotive Products operating profits ($4.3 million) principally due to higher sales and higher margins. These increases in operating profits were offset by higher corporate costs due principally to the refinancing which was not completed ($3.5 million).



    Sales, general and administrative ("SG&A") expenses were $8.4 million higher in 1994 as compared to 1993, but as a percentage of sales, SG&A was 0.8 percentage points lower in 1994 as compared to 1993.



    During the year ended December 31, 1994, a $0.6 million charge was recorded to reflect a minority equity in SCSM.



    Income tax expense is higher for financial statement purposes than would be computed if the statutory rate were used because of state income taxes, as well as the impact of the reporting of certain income and expense items in the financial statements which are not taxable or deductible for income tax purposes.



    Net income was $24.3 million for the year ended December 31, 1994, as compared to a $43.3 million net loss for the prior year. The improvement in net income is attributed to the reasons mentioned above, as well as a one-time charge ($46.6 million) incurred for the implementation of SFAS Nos. 106 and 109 which was recorded in the first quarter of 1993.



1993 COMPARED TO 1992:


    During 1993, revenues increased $192.6 million and gross profit increased $24.7 million as compared to 1992. The Truck Trailer Manufacturing and the Automotive Products segment operations benefited from increased demand for their products. Truck Trailer Manufacturing revenues increased by $175.5 million as compared to 1992, primarily due to the sale of containers and chassis which were introduced in late 1992 and sold principally to one customer, and a higher volume of truck trailer sales. Automotive Products revenues increased $15.3 million as compared to 1992. Increased production of the General Motors Blazer and Suburban models and crew cab products and other general increases in volumes to accommodate automotive customers' demands are the principle reasons for the increase. Vehicular Operations revenues increased $1.5 million in 1993 as compared to 1992. The increase was attributed to lease rate increases obtained in 1993 to cover certain Vehicular Operations cost increases. The revenue increase was somewhat offset by the impact of tendering medallions to the City of Chicago.



    The factors impacting sales, as discussed previously, had the effect of increasing the Company's 1993 operating profit by $18.4 million as compared to 1992. Truck Trailer Manufacturing operating profit increased by $14.8 million as compared to 1992. This increase is principally due to higher volumes, partly offset by SG&A expenses. Higher volumes were also the principal reason for an increase of $3.7 million of Automotive Products operating profits as compared to 1992.

    SG&A expenses were $6.3 million higher in 1993 as compared to 1992, but as a percentage of sales, SG&A expense is 1.6 percentage points lower in 1993 as compared to 1992.



    Other expenses decreased $5.5 million in 1993 as compared to 1992. The decrease in expense resulted primarily from $1.4 million income from the settlement of a dispute in 1993 and $2.8 million income from sales of taxi medallions in 1993.



    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming the Company, together with three prior subsidiaries of the Company, as defendants in Case No. CV89-199MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of the Company formerly conducted business operations. On December 22, 1993, the Company entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, the Company will pay Boeing $12.5 million over the course of five years, at least $5 million of which has been committed by certain insurance carriers in the form of cash or irrevocable letters of credit. Accordingly, the Company recorded a $7.5 million special charge during 1993 to provide for the cost associated with this legal proceeding. In accordance with the settlement agreement, Boeing's claims against the Company and the three former subsidiaries have been dismissed and Boeing has released and indemnified the Company with respect to certain claims.



    Net loss was $43.3 million for the year ended December 31, 1993, as compared to a $7.6 million net loss for the year ended December 31, 1992. The fluctuations in net loss between the years are attributed to the reasons discussed above, as well as the one-time charge ($46.6 million) incurred for the implementation of SFAS Nos. 106 and 109 which was recorded in 1993.



FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


    Available cash and cash equivalents, cash flow generated from operations ($25.2 million, $30.7 million and $56.4 million for the years ended December 31, 1992, 1993 and 1994, respectively), proceeds from borrowings and proceeds from disposal of assets have provided sufficient liquidity and capital resources for the Company to conduct its operations during each of these years.



    From the time that present management assumed control of the Company in January 1989, it has been continually reassessing the Company's financial condition and prospects. The Company was hampered in its efforts to achieve a refinancing of its debt in recent years, in part because of litigation with the Boeing Company which was settled in December 1993 and in part because of litigation with the Conservator of Executive Life Insurance Company ("ELIC"), a limited partner in the Partnership. A settlement with ELIC, agreed to in principle in early 1994, was consummated in December 1994. See "Business -- Legal Proceedings -- Executive Life Litigation."



    In February 1994, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with an overall refinancing of the Company's outstanding indebtedness. On August 10, 1994, the Company announced that, due to market conditions, it had postponed the proposed refinancing and would not complete the transaction on the terms described in its registration statement. Certain costs were incurred in connection with the refinancing efforts which would have been capitalized and amortized over the life of the new loans. Because this refinancing was not completed, those costs, which totaled approximately $3.5 million (pre-tax), were expensed against income in the quarter ended September 30, 1994.



    On November 23, 1994, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with this Offering. The Company is registering 6,555,000 shares of common stock (including 855,000 shares which the underwriters have the right to purchase to cover over-allotments) (in each case, giving effect to a 16,800 to 1 split of the common stock to be effected prior to consummation of this Offering). It is currently estimated that the initial public offering price will be between $12 and $14 per share. All of the net proceeds are intended to be used to redeem 12 3/4% Senior Subordinated Debentures due 2001. If successfully completed, the principal effect of this Offering will be to reduce the cash flow necessary from its subsidiaries to meet the Company's obligations. Any excess proceeds from this Offering as a result of the sale of the over-allotment will be utilized to retire additional debentures or for working capital.



    The Company is a holding company and is, therefore, dependent on cash flow from its subsidiaries in order to meet its obligations. The Company's operating subsidiaries are required, pursuant to financing agreements with third parties, to meet certain covenants, which may have the effect of limiting cash available to the Company. The operating subsidiaries' plans indicate that sufficient funds are anticipated to be available to the Company to meet its short-term obligations.



    In December 1994, the Company purchased ELIC's interest in the Partnership for $37 million. $30 million of this payment was provided by a subsidiary through borrowings on its revolving credit facility and the balance was paid from available cash.



    In January 1995, Motors and its subsidiaries finalized a refinancing with a bank whereby Motors entered into a loan agreement providing for a $45 million term loan and a $20 million revolving credit facility. The funds from the term loan were used to repay approximately $27 million of bank debt, including the Partnership term loan, the equipment term loan and the notes payable to the bank, provide $15 million to the Company to retire a portion of certain notes outstanding to the Company's shareholders and pay fees and expenses. Availability under the revolving credit facility is based on the amount of eligible trade accounts receivable and inventory, and may be used for working capital needs, as well as for general corporate purposes. The new term loan requires twenty quarterly principal payments of approximately $2.3 million, commencing June 30, 1995, plus interest at either the bank's prime rate plus 1.25% (subject to reductions of up to 0.5% upon the occurrence of certain events) or a selected Eurodollar contract rate plus 300 basis points (subject to reductions of up to 50 basis points upon the occurrence of certain events). The same interest rates are applicable to the revolving credit facility. The new loan is secured by substantially all of Motors' assets including the stock of Country. The new loan agreement requires Motors to, among other things, comply with certain financial covenants, limits additions to and sales of Motors' fixed assets and limits additional borrowings by Motors.



    In February 1995, Great Dane amended its loan and security agreement. Pursuant to the amended agreement, the Lenders have loaned $28 million as a term loan and have agreed to provide, at any given time, up to $150 million (less amounts then outstanding as a term loan) as a revolving credit facility (subject to availability based on the amount of eligible trade accounts receivable and inventory) to be used as working capital by Great Dane and for general corporate purposes. The term loan is subject to further increases as final collateral appraisals are completed and as equipment for the new facility in Terre Haute, Indiana is purchased. The Company believes that the term loan will be increased to between $33 million and $38 million. The initial term loan proceeds, which were drawn immediately upon closing, were used, together with drawings under the revolver, to repay approximately $17 million of bank debt, provide $15 million to the Company to retire the balance of the shareholder notes and pay fees and expenses. The term loan requires monthly principal payments of $0.3 million plus interest on the unpaid principal amount of the loan in arrears at a rate equal to 1% above the prime rate of interest charged from time to time by Bank of America or a rate equal to 2.5% above a selected Eurodollar contract rate with the unpaid principal balance due five years after the closing date. The same interest rates are applicable to the revolving credit facility. The loans are secured by substantially all of the assets of Great Dane and its subsidiaries. The loan agreement requires Great Dane to, among other things, comply with certain financial covenants, limits the amount of loans and transfers to the Company, limits additions to and sales of Great Dane's fixed assets and limits additional Great Dane borrowings.



    The refinancing of the Motors and Great Dane bank debt, as well as the expansion of each of these entities' availabilities under their respective credit facilities, improves the Company's liquidity.



    Effective January 1, 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of shareholders' deficit was decreased by $1.4 million (net of $0.8 million in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market. The adoption of this SFAS has not adversely affected liquidity and capital resources.



    Purchases of property, plant and equipment have averaged approximately $18.6 million per year over the past three years and have been funded principally by cash flow generated from operations, as well as proceeds from disposal of assets. Purchases of property, plant and equipment for 1995 are anticipated to be approximately $38.3 million and are expected to be funded principally by cash flow generated from operations and borrowings.



    General Motors Corporation ("GM"), a major customer of the Company's automotive products segment, is resorting to many measures, including obtaining significant price reductions from its suppliers, in an effort to reduce its operating costs. Automotive products segment management believes that it has adequately provided in its financial plans for any price reductions which may result from its current discussions with GM. However, price reductions in excess of those anticipated could have a material adverse effect on the automotive products operations.



IMPACT OF INFLATION


    Recently, due to competitive market conditions, the Company has been unable to factor all cost increases into selling prices for its products and services. The Company does not believe that the impact of inflation affects the Company any more than it affects the Company's competitors.

                                    BUSINESS

GENERAL


    Through Great Dane, the Company is the one of the largest manufacturers of truck trailers and intermodal containers and chassis in the United States. In addition, through Motors' subsidiaries, CMC and SCSM, the Company is one of the leading independent manufacturers of sheet metal stampings for automotive components and subassemblies for sale to North American OEMs. For the year ended December 31, 1994, these two principal lines of business accounted for approximately 93% of the Company's revenues and 93% of the Company's total segment operating profit. The Company's other operations consist of its vehicular operations, primarily Yellow Cab, which is currently the largest owner of taxicabs and provider of taxi-related services in Chicago, Illinois and its insurance operations, Country, which underwrites property and casualty insurance.



    The Company's objective is to expand its transportation related manufacturing businesses, Great Dane, CMC and SCSM, primarily through internal growth. In addition, the Company will consider strategic acquisitions, should opportunities arise. The Company will also focus on reducing its aggregate indebtedness and believes that Yellow Cab and Country provide a consistent source of cash flow for debt repayment.


TRAILER MANUFACTURING OPERATIONS

OVERVIEW


    Great Dane designs, manufactures and distributes a full line of truck trailers (including dry freight vans, refrigerated trailers and platform trailers) and domestic intermodal containers and chassis. In 1994, Great Dane was one of the largest manufacturers of truck trailers in the United States, accounting for approximately 13.0% of the new truck trailer market, including 11.5% of the new van market, 11.5% of the new platform trailer market and 38.4% of the new reefer market. Great Dane is also one of the leading producers of intermodal containers and chassis, with a market share of 18.8% in 1994. For the year ended December 31, 1994, Great Dane generated approximately 78% of the Company's revenues and 70% of the Company's total segment operating profit.


INDUSTRY OVERVIEW


    The new truck trailer industry, with estimated annual revenues for 1994 of approximately $3.8 billion, is cyclical and competitive and closely tied to overall economic conditions as well as to regulatory changes. In addition, new truck trailers have traditionally had a five to seven-year replacement cycle. In 1990 and 1991, the industry experienced a severe downturn due to the recession in the United States. The industry recovered during the period from 1992 through 1994 due in large part to the general improvement in the U.S. economy, the replacement of a large number of truck trailers sold in the mid-1980's and, to a lesser extent, new regulations in certain states permitting longer truck lengths.



    The national truck trailer market is highly fragmented, with approximately 180 companies operating in the truck trailer manufacturing industry. In 1994, the two largest companies, Great Dane and Wabash National Corporation, accounted, based on registrations, for approximately 24% of the market and the ten largest companies accounted for approximately 66% of sales. The basis of competition in the truck trailer industry is product quality and durability, price, flexibility in design and engineering, warranties, service and relationships. Due in large part to the quality of its products and its strong distribution system, the Company believes that Great Dane has built sustainable competitive advantages in each of these important areas.



    Recently, the transportation industry has increased its use of intermodal containers and chassis. Since 1988, intermodal container traffic has grown by a compounded annual growth rate of approximately 11%. "Intermodal" refers to the transition from one mode of transportation to another and, as used in this Prospectus, refers to the transition from rail to road. "Intermodal containers," as used in this Prospectus, refers to containers which are designed to travel principally on rail, and which, when removed from the rail car, can be placed on a chassis for transportation by truck to and from a rail yard.

BUSINESS STRATEGIES


    In 1991, Great Dane assembled a new senior management team and initiated a strategic plan designed to improve its competitive position by (i) reducing operating costs; (ii) increasing manufacturing efficiencies and flexibility;
(iii) developing new products; and (iv) expanding its large order customer base. Accordingly, Great Dane reduced overhead, reconfigured plants to increase capacity, re-designed assembly lines to improve efficiencies, re-engineered certain products to reduce material and manufacturing costs, initiated new product development programs and began to develop relationships with large order customers, including J.B. Hunt and XTRA Corporation. From 1991 to 1994, Great Dane's revenues increased from $400.2 million to $859.1 million and segment operating profit increased from $7.1 million to $58.6 million. In addition, Great Dane's operating profit margin increased from 1.8% in 1991 to 6.8% for 1994.


    Great Dane believes that these initiatives combined with its strong brand name and reputation for manufacturing high quality products have positioned it for continued growth. The key elements of its growth strategy are as follows:


    - PRODUCT INNOVATION. Great Dane emphasizes the production of custom-designed and proprietary products which generally produce higher margins than standard products. Great Dane's engineering and flexible manufacturing expertise enable it to produce custom-designed products rapidly and efficiently while incorporating distinctive features through computer aided design technologies. Recent product innovations marketed by Great Dane include its proprietary, lightweight Thermacube van and reefer which utilize a high density foam technology that yields superior cargo space, strength, and thermal properties, and unique intermodal containers and chassis which initiated Great Dane's entry into the growing intermodal market. New products planned for introduction during 1995 include a proprietary, ultra-lightweight flatbed trailer which employs a new technology that uses foam plus minimal amounts of steel (instead of aluminum), and a new reefer product which incorporates a unique floor design that offers superior thermal efficiencies, longevity and cargo space.



    - INCREASE MARKET SHARE WITH LARGE ORDER FLEET CUSTOMERS. Great Dane is actively seeking to increase its sales to large order fleet customers which accounted, during 1993, for approximately 43% of total U.S. van trailer purchases. The Company believes that these customers are the fastest growing segment of the industry and estimates that its share of fleet orders approximated 10% during 1993. The balance of the U.S. van trailer market consists of small and medium sized customers (approximately 30%) and leasing companies (approximately 27%) where Great Dane estimates it had, during 1993, a 27% and 17% market share, respectively. In order to increase its market share with large order fleet customers, Great Dane has acquired the property and buildings in Terre Haute, Indiana for a 500,000 square foot manufacturing and product distribution facility, a portion of which will be equipped during 1995 with two high speed, more cost efficient assembly lines dedicated to high volume, standard specification fleet orders. This new manufacturing facility will be located near the existing Brazil, Indiana plant and Great Dane expects to utilize its Brazil, Indiana management team to help contain overhead expenses.


    - STRONG NATIONAL DISTRIBUTION NETWORK. The Company believes that Great Dane's distribution network, which consists of 17 Company-owned branches and 51 independent dealers, is the largest marketing organization in the North American trailer industry. This network provides Great Dane with a competitive advantage in marketing its new and used trailer products and providing higher-margin aftermarket parts and services. Great Dane believes that its parts and services business will provide earnings growth in the coming years due to the increasing size of the Great Dane and U.S. trailer fleets.

    - INTERMODAL TRANSPORTATION. In 1992, Great Dane entered the intermodal transportation market by developing, in conjunction with a leading truckload carrier, a unique line of intermodal containers and matching ultra-lightweight chassis. These containers and chassis enable its customers to utilize double stack rail intermodal service to haul freight loads of similar size and weight to those it carries with conventional over-the-road trailers. Great Dane's strategy is to utilize its engineering expertise to design intermodal products that meet the specific requirements of its customers. Great Dane has also improved its market responsiveness by adapting certain assembly lines to produce both trailers and containers.


PRODUCTS


    GENERAL. Great Dane's principal products include vans, reefers, platform trailers and intermodal containers and chassis. During 1994, the sale of these products accounted for approximately 83% of Great Dane's revenues. Great Dane's trailers and intermodal containers are manufactured in sizes ranging from 28 to 57 feet. Great Dane offers 11 versions of its various trailers and sells virtually all of these versions on a regular basis. In addition to this standard line of products, its flexible assembly operations enable Great Dane to customize products for its customers at premium prices.



    Set forth below is a description of Great Dane's share of the market for its principal products during 1994. All figures are based on estimated shipments.



                                                               GREAT DANE     INDUSTRY       GREAT DANE
PRODUCT TYPE                                                   UNIT SALES   UNIT SALES(1)       SHARE
- -------------------------------------------------------------  -----------  -------------  ---------------
Vans.........................................................      17,449        151,280           11.5%
Reefers......................................................       9,576         24,950           38.4%
Platform Trailers............................................       2,431         21,080           11.5%
Intermodal Containers and Chassis............................       8,910         47,330           18.8%

- --------------
(1)   Source: The WEFA Group, January 1995.


    VANS. Vans are used primarily for the transportation of dry freight. Great Dane believes that it offers the greatest variety of vans in the industry with four primary styles: sheet and post, aluminum plate, ThermaCube and Fiberglass Reinforced Plastic Plywood. Great Dane sells vans primarily to for-hire truckload carriers, private carriers and leasing companies.

    Great Dane's highest volume van product is the sheet and post van. These trailers haul general non-refrigerated freight. Great Dane's models offer custom design features in order to improve their appearance, durability and resale value when compared to certain competitors' models.

    Great Dane's aluminum plate vans were developed in late 1991. These vans, considered to be a premium product, utilize thicker and more durable sidewalls than sheet and post vans and offer significantly more interior space since they are constructed without interior liners.


    Great Dane's ThermaCube van was developed and brought to market in late 1990. The ThermaCube van currently uses a technology licensed to Great Dane by Graaff KG ("Graaff"), a German limited partnership. The ThermaCube process involves injecting high density foam between two thin skins of aluminum or other suitable material and bonding them into a single panel. ThermaCube vans are lightweight and offer superior width, space, strength and thermal properties. Since it has paid the maximum royalty due under its agreement with Graaff, Great Dane's current and future usage of this technology for trailers is royalty free.


    Fiberglass Reinforced Plastic Plywood vans account for a small percentage of Great Dane's van sales. They offer increased inside width but are 300 pounds heavier than sheet and post vans. These vans are very durable and therefore are used predominantly in large metropolitan areas.


    REEFERS. Great Dane's reefers are specialized products that command premium pricing. The Company believes that it is one of the largest supplier of reefers in the industry (with an estimated 38.4% share in 1994) and the only company to offer more than one type of reefer. Great Dane currently sells three types of reefers: Classic (either aluminum or stainless steel), Superseal and ThermaCube. The refrigeration cooling units are not manufactured by Great Dane.

    The Classic reefer, essentially a sheet and post reefer, is particularly suitable for the food distribution market because it has been engineered to accept numerous structural modifications such as side doors and multi-temperature refrigeration compartments. Classic reefers are sold primarily to private carriers and truck leasing companies.

    The Superseal reefer is Great Dane's lightweight, lower-priced model. This product offers fewer options than the Classic reefer but is most popular with for-hire carriers. Since its purchase by Great Dane in 1988, its market share has steadily increased due to product improvements and the use of Great Dane's national distribution network.

    Great Dane believes that its proprietary ThermaCube reefer is the most efficient and technologically advanced reefer in the industry. It offers large cubic capacity and inside width, side wall strength and superior thermal properties. It is currently the flagship of two of the largest reefer carriers in the U.S. and it is gaining popularity among medium-sized carriers.

    PLATFORM TRAILERS. Platform trailers are flatbeds or open deck trailers. Great Dane offers a full line of platform trailers, consisting of drop frame, extendible, curtainside and straight frame trailers. Drop frame flatbeds are designed for heavy duty hauling where low deck heights are required. Extendible flatbeds are used for self-supporting loads (e.g., pre-stressed concrete). Curtainside flatbeds are used where side loading and cover is required. The primary customers for Great Dane's platform trailers are for-hire material haulers, which would include steel haulers, pre-stressed concrete carriers and builders. Great Dane is developing and testing a new line of ultra-lightweight flatbeds intended to increase substantially its market share.


    INTERMODAL CONTAINERS AND CHASSIS. In conjunction with the growth of intermodal container transportation, Great Dane's engineers developed a specialized container (which can be double stacked during rail transport) and chassis that allow a trucking company to haul containerized loads which are similar in size and weight to those carried on conventional over the road trailers. These containers use either aluminum plate or the ThermaCube technology, which is Great Dane's composite wall construction, to offer greater inside width, higher cubic capacity and greater strength than can be obtained by conventional sheet and post construction. Further, these containers are 500 to 1,000 pounds lighter and the chassis are 1,000 to 1,500 pounds lighter than products now in use with similar carrying capacities. The Company believes that it is one of the two largest U.S. manufacturers of intermodal containers and chassis and the only domestic producer of reefer containers.


SERVICES

    GENERAL. Great Dane's business includes aftermarket parts and accessories sales, used trailer sales and retail services (including repair and maintenance) which enable it to be a full-service provider. The parts and service operations have historically been a stable source of higher margin business.


    AFTERMARKET PARTS AND ACCESSORIES SALES. Sales of replacement parts and accessories are an important source of higher margin revenues for Great Dane, and provide a value-added service which attracts and maintains Great Dane's customer base. Parts and accessories are marketed through 51 full-line dealers, 17 parts-only dealers and 17 Great Dane-owned branch operations. Dealers and branches sell parts either over-the-counter or through their respective retail services.


    USED TRAILERS. To be competitive in the sale of new trailers, it is often necessary to accept used trailers in trade. Great Dane's larger retail branches employ individuals who are responsible for trade-in appraisals and selling used trailers. Great Dane believes that its nationwide distribution system provides it with superior used trailer marketing capabilities.

    RETAIL SERVICES.    Great Dane  owns  and operates  17  full-service  retail
branches, which provide repair and maintenance services. These retail branches also provide warranty support to Great Dane's customers.

    The chart below sets forth the percentage of Great Dane's total sales and gross profit represented by each product or service category.


                                                                                   % OF                  % OF
                                                                                  SALES             GROSS PROFITS
                                                                           --------------------  --------------------
PRODUCT OR SERVICE CATEGORY                                                  1993       1994       1993       1994
- -------------------------------------------------------------------------  ---------  ---------  ---------  ---------
New Truck Trailers and Containers and Chassis............................       82.5       82.7       63.5       68.9
Parts Sales..............................................................        9.3        8.6       23.0       19.1
Used Trailers............................................................        6.0        6.7        3.7        3.3
Retail Services..........................................................        2.2        2.0        9.8        8.7


BACKLOG


    At December 31, 1994, Great Dane's backlog totalled $515 million and consisted of approximately $465 million of trailer orders and $50 million of container and chassis orders. At December 31, 1993, Great Dane's backlog totalled $365 million and consisted of approximately $295 million of trailer orders and approximately $70 million of container and chassis orders, while at December 31, 1992, the backlog totalled $255 million and consisted of approximately $134 million of trailer orders and approximately $121 million of container and chassis orders.


MARKETING, DISTRIBUTION AND SALES


    Great Dane believes it has the largest marketing organization in the United States trailer industry. Sales and comprehensive support service functions are implemented through 17 Company-owned branches (accounting for 50% of unit sales excluding J.B. Hunt), 51 independent dealers throughout the United States, Canada and Mexico (accounting for 50% of unit sales excluding J.B. Hunt), and 17 parts-only dealers. Great Dane's nationwide distribution system enables it to reach a diversified customer base consisting of: for-hire carriers (such as J.B. Hunt, Direct Transit, KLLM and Landair), private carriers (such as Pepsico, Burger King, Publix, Winn Dixie and Food Lion) and leasing companies (such as Ryder, Penske, Rollins, XTRA and Ruan). Except for J.B. Hunt, no customer accounted for more than 5% of total revenues in 1994. The vast majority of Great Dane's sales are made through its distribution system.



    Great Dane's sales force includes approximately 119 sales representatives in dealerships and 51 sales representatives in its branches. The Company's sales force is given incentives to meet revenue and/or profitability targets.


    Under an agreement with Associates Corporation of North America ("Associates"), Great Dane has agreed to refer to Associates, until the last quarter of 1996, those of Great Dane's customers who request financing and Great Dane has guaranteed 50% of Associates' losses (to a potential maximum of $1.25 million each year) if a trailer is repossessed. Great Dane has not experienced any material losses under this agreement.


    Great Dane provides five year warranties to its customers and estimates its warranty costs are only 1.1% of its sale price.


MANUFACTURING AND OPERATIONS


    MANUFACTURING. Great Dane has four manufacturing facilities, located in Savannah, Georgia; Memphis, Tennessee; Wayne, Nebraska; and Brazil, Indiana and has acquired property and buildings for an additional manufacturing facility in Terre Haute, Indiana. The Company expects that the Terre Haute facility will become operational during 1995 and will increase Great Dane's production capacity by approximately 24% by the end of 1995. Certain of Great Dane's manufacturing operations include flexible assembly lines that allow Great Dane to customize its products in a cost-efficient manner.


    Great Dane exercises strict quality control by screening suppliers and conducting inspections throughout the production process. Great Dane is currently implementing a total quality management program that endorses employee involvement, empowerment and continuous cost improvement.


    RESEARCH AND DEVELOPMENT. Great Dane currently employs a corporate engineering department with 35 employees, which is higher than the industry average. Great Dane makes extensive use of computer-aided design ("CAD") technology to support production engineering. Great Dane's use of CAD technology accelerates the development of product innovations and manufacturing efficiencies. Great Dane's new products must meet strict quality and durability standards and must pass strenuous road test procedures. Great Dane believes that it is the only trailer manufacturer with on-site road simulation testing capability.

    Great Dane has developed a new proprietary floor for its ThermaCube and certain Classic reefers which will eliminate wood components, thereby increasing the life of the floor, increasing the capacity of the reefer, simplifying the manufacturing process and reducing the cost to manufacture the reefer. The warranty on the new floor will be seven years. Great Dane is also developing and testing a new line of ultra-lightweight flatbeds intended to increase its market share.

    SUPPLIES AND RAW MATERIALS. Purchased materials represent approximately 80% of direct cost of goods sold and are purchased on a centralized basis in order to achieve economies of scale. Great Dane purchases a variety of raw materials and sub-assemblies from various vendors with short-term contracts. Aluminum, wood, tires and steel account for a significant portion of materials costs. Great Dane has not experienced major shortages in these materials, but prices may fluctuate. However, Great Dane attempts to minimize purchased material price fluctuations by utilizing just-in-time inventory systems, thereby coordinating the purchase of certain materials with customer orders.

    ENVIRONMENTAL. Certain of Great Dane's manufacturing processes involve the emission of chlorofluorocarbons, but Great Dane has changed those processes to comply with new regulations and does not believe that this change will have a material adverse effect on its operations. The manufacturing process generates nominal volumes of waste materials, which are disposed of in accordance with applicable regulations.

    Great Dane is involved in a small number of environmental matters. Management believes that the expenses associated with Great Dane's involvement are not material in the aggregate.

PATENTS, LICENSES AND TRADEMARKS

    The Company believes its "Great Dane" trademark, which identifies all of its products, to be of value and to contribute significantly to the wide acceptance of its products.

AUTOMOTIVE PRODUCTS OPERATIONS

OVERVIEW


    Through Motors' subsidiaries, CMC and SCSM, the Company develops, designs, engineers and manufactures a broad range of sheet metal automotive components and subassemblies, including tailgates, fenders, doors, roofs and hoods for sale to North American OEMs. The majority of the Company's automotive segment revenues are derived from complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. For the year ended December 31, 1994, these operations generated approximately 14% of the Company's revenues and 23% of the Company's total segment operating profit.


INDUSTRY OVERVIEW


    The North American automotive parts industry is composed of two distinct sectors, the original equipment market and the automotive aftermarket. Substantially all of the Company's automotive segment's sales are to the original equipment market. Industry factors which affect the automotive segment's current and future competitiveness, growth and performance include, among others, trends in the automotive market and policies of OEMs with respect to suppliers.



    The overall market for new cars and light trucks in the United States and Canada is large and cyclical, with a trend line annual growth of 2.3% from 1983 to 1993. While the trend line demand for cars has remained relatively flat over this period, demand for minivan, sport utility vehicles and light trucks has grown at a compound annual growth rate of 7.3% over this period. The Company believes it is well positioned as a supplier of sheet metal components and subassemblies to the OEMs in this high-growth market segment.

    Because of ever-increasing global competition, OEMs are continually upgrading their supplier policies. The criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support. OEMs have developed rigorous programs for evaluating and rating suppliers. Suppliers that obtain superior ratings are considered for sourcing new business; those that do not may continue their existing contracts but normally do not receive additional business. These criteria can best be satisfied by full-service suppliers with sufficient size and financial resources to meet such demands. For full-service suppliers such as CMC and SCSM, the new environment provides an opportunity to grow by obtaining business previously provided by other suppliers and by acquiring suppliers that further enhance product, manufacturing and service capabilities.


BUSINESS STRATEGY


    The automotive supplier industry is experiencing consolidation as OEMs are increasingly requiring suppliers to meet more stringent quality standards and to possess certain full-service capabilities including design, engineering and project management support. The Company's principal objective is to capitalize on this trend as follows:



    - HIGH GROWTH LIGHT TRUCK/SPORT UTILITY VEHICLE FOCUS. CMC and SCSM focus on supplying components for light trucks, minivans and sport utility vehicles due to their high growth rate and long model lives. From 1983 to 1993, light truck/sport utility vehicles were the fastest growing segment of the automotive market with a 7.3% compound annual growth rate. The Company currently supplies parts on the following light truck/sport utility and minivan vehicles: Suburban, Tahoe/Yukon, Crew Cab, M Van (Astro and Safari), CK Pickup Truck and CK Sportside Pickup. In addition, during 1994, SCSM was awarded an eight-year contract by Mercedes-Benz to produce the majority of the stamping components for its new sport utility vehicle.



    - FULL-SERVICE CAPABILITIES. CMC and SCSM provide a full complement of services, including design, engineering and manufacturing, which enables them to play an integral role in the development and execution of product programs for their customers. CMC and SCSM work with their customers throughout the product development process and, in some cases, locate employees on site at their customers' facilities in order to design, engineer and manufacture high quality products at the lowest possible cost. The Company believes that this close coordination with its customers allows it to identify business opportunities and react to customer needs in the early stages of vehicle design and, therefore, maintain and increase its volume with its customers.


    - HIGH QUALITY PRODUCTS. The Company believes SCSM is one of the premier stamping facilities in the U.S. This is exemplified by SCSM's receipt of numerous quality awards including the GM Mark of Excellence and the GM QSP (quality, service, price) award for being GM's 1993 worldwide Supplier of the Year for major metal stampings. SCSM has also been qualified to produce components which comply with the ISO 9000 international standard. The Company believes that these awards are a critical factor in securing additional business from OEMs.


    - EXPANDING CUSTOMER BASE. CMC and SCSM have developed strong relationships with their customers based on their long history of supplying high quality products and full-service capabilities. The Company's objectives are to increase volume with its existing customers and develop relationships with new customers. In the last year, the Company's automotive segment has expanded its business with existing customers including GM, Freightliner Corp., Saturn Corporation and Ford Motor Co., and has secured business with two new customers, Mercedes-Benz and Toyota.



    - FOCUS ON HIGHER-MARGIN/VALUE-ADDED PRODUCTS. CMC and SCSM strive to compete in markets where they can achieve greater profitability by providing complex, value-added products, primarily assemblies containing multiple stamped parts and various welded or fastened components. Unlike many of their competitors, CMC and SCSM presently have the equipment to supply complete assemblies including large stampings and related assembly parts. As an example, SCSM currently supplies the sliding door, which is composed of several stampings and fasteners, on the GM Astro and Safari Vans. The majority of the automotive segment's revenues are derived from such assemblies.


MANUFACTURING


    Unlike certain of its smaller competitors, the Company's automotive products group has the equipment and versatility to produce a wide variety of automotive stamping products, carrying out substantially all phases of a project. SCSM produces approximately 150 products at its over 900,000 square foot modernized facility. Its principal products include tailgate and liftgate assemblies, door assemblies, hood assemblies, fender assemblies, wheelhouses, pillars, back panels, floor panels, deck lids, body side panels, roof outer panels and related parts. SCSM currently processes 9,000 tons of steel per month for 325 part numbers and currently ships between 30,000 and 35,000 pieces per day to its customers from 600 dies. Volume fluctuations at SCSM are managed by use of overtime and temporary manpower. Management is pursuing new long-term commitments to utilize SCSM's available capacity.


    The major portion of tooling design, build and prototype for SCSM is performed by selected suppliers under close supervision. Die maintenance and engineering changes are completed in SCSM's own 60,000 square foot die room which houses approximately 60 tool and die makers. The tool room handles all die maintenance and engineering changes in-house, including all serious die trouble such as major breaks.


    CMC also fabricates and assembles automotive products for those jobs whose end product must be delivered in the surrounding Midwest region, since transportation is a growing cost in this industry.


MARKETING AND CUSTOMERS


    The automotive segment focuses on the higher-growth light truck, sport utility vehicle and van segments of the market and currently supplies products primarily for GM. At the present time, the Company is supplying parts on the following GM vehicles, among others: Suburban, Tahoe/Yukon, Crew Cab, M Van (Astro and Safari), full-size G Van, CK Pickup Truck, CK Sport Side Pickup, C Car and H Car. The automotive segment also supplies parts for GM's service organization.



    The Company is also currently supplying parts to Freightliner Corp. (Class 6 and 7 Truck), Saturn Corporation (station wagon), Ford Motor Co. (Cougar) and Toyota (Camry and Avalon). In addition, the automotive segment signed a contract in March 1994 with Mercedes-Benz to produce the majority of the stamped parts for its new sport utility vehicle for which production is expected to begin in 1997. Mercedes-Benz is providing the funding necessary for the tooling to produce these parts. Although the Company expects these new customers to help expand the automotive segment's business, they are not expected to reduce significantly its substantial reliance on GM.



    Shipments of customer orders from both CMC and SCSM are made on a daily or weekly basis as required by the customer. GM provides an estimated 13-week shipping forecast which is used for material and fabrication planning purposes. Nevertheless, changes in production by the customer may be reflected in increases or decreases of these forecasts.



    CMC and SCSM are committed to customer satisfaction by producing parts and providing the necessary support systems to assure conformity to customer requirements. As evidence of success in these areas, SCSM has been awarded GM's "Mark of Excellence" Award, and the GM Q.S.P. (quality, service, price) award for being GM's 1993 worldwide Supplier of the Year for major sheet metal stampings. In addition, SCSM has been awarded ISO 9000 Certification by the International Standards Organization (ISO 9002) and CMC and SCSM have each begun the process necessary to obtain the QS 9000 Certification.

OTHER OPERATIONS

VEHICULAR

OVERVIEW


    For the year ended December 31, 1994, the vehicular operations generated approximately 4% of the Company's revenues and 8% of the Company's total segment operating profit. Yellow Cab is the largest taxicab fleet owner in Chicago and as of January 1, 1995, owned 2,271 or 41% of the 5,500 medallions available in Chicago. Yellow Cab's primary business is the leasing of its medallions and vehicles to independent taxi operators through two programs: the owner-operator program and the daily lease program. The Company also provides a variety of other services to taxi drivers and non-affiliated medallion holders, including insurance coverage through Country and repair and maintenance services through AutoWerks.


THE OWNER-OPERATOR AND DAILY LEASE PROGRAMS


    Pursuant to Yellow Cab's owner-operator program, an independent, non-employee taxi operator leases from Yellow Cab a license and vehicle, with an option to purchase the vehicle beginning at the end of the second year. During the lease term (generally five years), Yellow Cab receives a weekly lease payment for the vehicle as well as a weekly fee to cover the use of Yellow Cab's license and other services provided by Yellow Cab and its affiliates, including use of its colors and tradename, liability insurance coverage, radio dispatch, repair and maintenance. Most operators also purchase the required collision insurance from Country. See "Business -- Other Operations -- Insurance." As of January 1, 1995, approximately 62% of the Company's medallions were leased under the owner-operator program. The daily lease program, which allows drivers to lease a medallion and a vehicle for 12 hours, 24 hours, or for a weekend, has been used largely as a source and training operation for new owner-operators.


MAINTENANCE, REPAIR AND PARTS SALES


    AutoWerks provides preventive and other maintenance services, primarily to Yellow Cab and non-affiliated taxi drivers, and also, as a licensed full-line auto repair shop, to the public. AutoWerks maintains a body shop at which major repairs can be made. As an authorized Chevrolet and Ford warrantor, AutoWerks also repairs those manufacturers' vehicles that are under warranty and invoices the manufacturers directly.



    AutoWerks serves the dispatching needs of Yellow Cab and non-affiliated drivers, maintains the radios in their taxicabs and supplies the emergency radio services they require. AutoWerks also sells automotive parts.


THE MEDALLIONS


    As of January 1, 1995, Yellow Cab owned 2,271 of the 5,500 medallions available in Chicago. In order to retain these licenses, the Company must comply with the regulations of Chapter 9-112 of the Municipal Code of Chicago (governing public passenger vehicles), including the payment of annual taxicab license fees, currently $500 per vehicle.



    Pursuant to a 1988 agreement with Chicago to settle various lawsuits, Yellow Cab is required to relinquish to Chicago and not renew 100 taxicab licenses on January 1 of each year through 1997 (the "Agreement"). In addition, the Agreement limits to 100 per year the number of new licenses that Chicago may add to the total outstanding through 1997, bringing the total number of available licenses to a maximum of 5,700 on December 31, 1997. At the required surrender rate, assuming no additional medallions are sold by Yellow Cab, Yellow Cab would hold 2,071 medallions after January 1, 1997, or approximately 36% of the maximum number of medallions to be outstanding during 1997. There is currently no limit, however, on the number of medallions Chicago may issue after December 31, 1997. Under the Agreement, no person other than Motors and its affiliated companies can own more than 25% of the licenses in Chicago.


    The scheduled decline in the number of licenses allowed to be held by Yellow Cab pursuant to the Agreement has had, and will continue to have, a negative effect on the revenue-generating capability of the taxi leasing operations. Although Yellow Cab has been able to offset these declines to some extent through increases in the average lease rates charged to its customers, in December 1993, Chicago passed an ordinance which gives the Commissioner of Consumer Services broad powers to set maximum lease rates. See "-- Regulatory Issues." The Company has also sought to increase its vehicular operations' revenues by offering ancillary services to the increasing number of unaffiliated taxi drivers through AutoWerks. At the same time, as the number of medallions held by Yellow Cab declines, Yellow Cab will require fewer new vehicles to support its taxi leasing operations and, consequently, decreased capital spending.



    The Agreement has also had the effect of allowing the Company to sell licenses in the open market for the first time since 1982. In 1993 and 1994, the Company sold 73 and 4 medallions, respectively, at an average price of $38,000 each, a historical high. There can be no assurance that such values will continue to prevail in the market, especially after December 31, 1997. Although the value of Yellow Cab's fleet of vehicles is reflected on the Company's balance sheet, the significant value of its medallions is not.


LIABILITY INSURANCE


    Yellow Cab currently maintains liability insurance coverage for losses of up to $350,000 per occurrence as well as an "excess layer" of coverage for losses over $600,000 and up to $29,000,000. The initial $350,000 layer of insurance is issued by Country. See "Business -- Other Operations -- Insurance." During several periods in the past, Yellow Cab did not maintain the level of coverage that Yellow Cab currently maintains. As a result, there were, as of December 31, 1994, outstanding claims against Yellow Cab for which it is not fully covered by third-party insurance. As of that date, Yellow Cab maintained balance sheet reserves totalling approximately $2,175,000 for these claims. Management believes that these reserves will be sufficient to cover its outstanding claims.


REGULATORY ISSUES

    Yellow Cab's operations are regulated extensively by the Department of Consumer Services of Chicago which regulates Chicago taxicab operations with regard to certain matters including, among others, vehicle maintenance, insurance and inspections. The City Council of Chicago has authority for setting taxicab rates of fare. Effective December 1, 1993, lessors had the right to increase, until May 1, 1994, the rates paid by lessee drivers by not more than 2.8% of the lease rate in effect on December 1, 1993. After May 1, 1994, lessors may not charge more than the rates prescribed by the Commissioner (which, in certain categories, are less than the rates currently charged by Yellow Cab) without the consent of the City of Chicago. The rates in effect on May 1, 1994, including the 2.8% increase, may remain in effect pending a petition and appeal for a higher rate. Yellow Cab increased its rates by the maximum allowed 2.8% prior to May 1, 1994 and has filed, in a timely manner, a petition to increase its rates still further. Yellow Cab intends to pursue that proposal to final hearing.

INSURANCE


    For the year ended December 31, 1994, Country generated approximately 3% of the Company's revenues and an aggregate of $4.6 million of pre-tax income (comprising approximately $0.9 million of segment operating loss and approximately $5.5 million of portfolio interest income). Country is currently rated "A" by A.M. Best.



    All policies which Country writes for affiliated taxicabs are reinsured for amounts above $350,000; non-affiliated taxicab policies carry a maximum limit of $350,000. Limousine and other commercial and personal policies which, until December 31, 1994, were reinsured for amounts in excess of $150,000, are currently reinsured for amounts in excess of $250,000. In addition, Country makes collision insurance available to licensees and owner-operators at premium rates which are comparable to the rates charged by competitors for equivalent coverage. Country also writes full lines of commercial and personal property and casualty insurance for risks located in Chicago and the surrounding metropolitan area.


    Country is domiciled in the State of Illinois and is a licensed carrier in Michigan as well as being admitted as an excess and surplus lines carrier in 33 other states. Country has commenced expansion of its business in Southern Illinois by contracting with established agencies in Peoria, Decatur and Champaign, Illinois and intends to emphasize personal lines of insurance, such as homeowners and commercial multiple peril and automobile liability and physical damage. Country is also applying for licenses in other states, such as Wisconsin, Indiana and Iowa. To the best of management's knowledge, Country is in compliance with all applicable statutory requirements and regulations.

INFORMATION CONCERNING BUSINESS SEGMENTS


    Certain financial data with respect to the Company's business segments appear in Note L of Notes to Consolidated Financial Statements -- December 31, 1994 and are incorporated herein by reference.


EMPLOYEES AND LABOR RELATIONS


    As of December 31, 1994, the Company had a total of 5,784 employees. The table below details the number of persons employed as of that date in each of the Company's business segments:



                                                                                         ADMINISTRATIVE
                                                                              HOURLY      AND EXECUTIVE
                                                                             ---------  -----------------
Trailer Manufacturing Operations...........................................      3,756            571
Automotive Products Operations.............................................        888            163
Other Operations...........................................................        231            175



    Approximately 315 employees in the Company's trailer manufacturing operations, 322 in the Company's automotive products operations, and 60 in the Company's vehicular operations are covered by collective bargaining agreements. During 1993, Motors entered into a new contract with the Allied Industrial Workers of America, AFL-CIO, Local 682 in Kalamazoo, Michigan, currently known as Local Union No. 7682 of The United Paperworkers International Union, AFL-CIO, which expires in May 1996. Yellow Cab is party to a contract with D.U.O.C. Local 777, a division of National Production Workers of Chicago and Vicinity, Local 777, which expires in November 1995. During 1993, Great Dane Trailers Tennessee, Inc., a subsidiary of Great Dane, negotiated a new contract (expiring in January
1996) with Talbot Lodge No. 61 of the International Association of Machinists and Aerospace Workers. In general, the Company believes its relationship with its employees to be satisfactory. Although there have been attempts to unionize various of the Company's divisions in the past few years, including SCSM and the Great Dane plant in Brazil, Indiana, such attempts have, to date, been unsuccessful.

PROPERTIES

    Holdings currently maintains its principal executive offices at CMC's facility in Kalamazoo, Michigan.

    The location and general description of the principal properties owned or leased by the Company are as follows:


                                                                                                OWNED OR LEASED;
                                                                        AREA/FACILITY              IF LEASED,
LOCATION                               TYPE OF FACILITY                 SQUARE FOOTAGE          EXPIRATION YEAR
- ------------------------------  -------------------------------  ----------------------------  ------------------
TRAILER MANUFACTURING
 OPERATIONS:
Savannah, Georgia.............  Manufacturing Plant and Office   61 acres/471,000 sq. ft.            Owned
Brazil, Indiana...............  Manufacturing Plant and Office   80 acres/564,000 sq. ft.            Owned
Memphis, Tennessee............  Manufacturing Plant              8 acres/107,000 sq. ft.          Leased; 2003
                                                                 3.5 acres/13,000 sq. ft.            Owned
Wayne, Nebraska...............  Manufacturing Plant and Office   35 acres/197,000 sq. ft.            Owned
Terre Haute, Indiana..........  Manufacturing Plant and Parts    113 acres/500,000 sq. ft.           Owned
                                 Distribution Center
                                 (approximately 250,000 sq. ft.
                                 currently under development)
14 Locations in 10 States.....  Sales and Service Branches       98 acres/303,000 sq. ft.            Owned
18 Locations in 12 States.....  Sales and Service Branches       36 acres/238,000 sq. ft.       Leased; 1995 to
                                                                                                      2015
AUTOMOTIVE PRODUCTS
 OPERATIONS:

Kalamazoo, Michigan...........  Manufacturing Plant and Office   71 acres/750,000 sq. ft.            Owned
South Charleston,
 West Virginia................  Manufacturing Plant and Office   922,000 sq. ft.                  Leased; 2028
OTHER OPERATIONS:
VEHICULAR
Chicago, Illinois
 (15 Locations)...............  Garages, Parking Lots and        735,000 sq. ft.                  14 Owned; 1
                                 Offices                                                          Leased; 2012
INSURANCE
Chicago, Illinois
 (3 Locations)................  Offices/Storage Facility         39,332 sq. ft.                 Leased; 1995 to
                                                                                                      2002


    The principal facilities owned by the Company are considered by the Company to be well maintained, in good condition and suitable for their intended use.

LEGAL PROCEEDINGS
EXECUTIVE LIFE LITIGATION


    By order of the Superior Court of Los Angeles County (the "California Court"), on April 11, 1991, Case No. B5-006-912 (the "California Order"), the California State Insurance Commissioner was appointed Conservator for ELIC, a limited partner in the Partnership. By letter dated May 20, 1991, Motors and the Partnership advised ELIC and the Conservator that the appointment of the Conservator pursuant to the California Order constituted an "Event of Default" under the Partnership Agreement, and that, therefore, ELIC's rights under the Partnership Agreement and interest in the Partnership were altered. More specifically, Motors and the Partnership asserted that ELIC's rights, as of April 11, 1991, were limited to the right to receive a payout of its capital account, calculated as of that date, in quarterly installments  over  approximately  a  23-year  period.  On  June  28,  1991, the
Conservator notified Motors and the Partnership that he did not accept that position set forth in the May 20 letter and that, in his view, ELIC's status as a limited partner had not been altered. In March 1992, Motors and the Partnership were added as parties to the Order which sought damages from them in an unspecified amount for, among other things, their alleged "forfeiture" of ELIC's interest, breach of fiduciary duties, interference with the conservatorship proceedings and waste of conservatorship assets. In this litigation, each of Motors, the Partnership and the Conservator was also seeking, among other things, a declaration of its rights under the Partnership Agreement.



    On May 26, 1994, the California Court approved a settlement of this litigation. Pursuant to the Settlement Agreement, on December 22, 1994, Motors redeemed ELIC's interest in the Partnership for $37.0 million (the "Minority Interest Redemption") and the litigation was thereafter dismissed with prejudice. Under certain circumstances, if all or substantially all of the assets of the Partnership are sold within five years of the consummation of the Minority Interest Redemption, ELIC may be entitled to receive a payment equal to the positive difference, if any, between (x) the distribution ELIC would have received upon liquidation of the Partnership as a result of such transaction, calculated in accordance with the provisions of the Partnership Agreement as if it had continued to hold its partnership interest, and (y) the future value of $37.0 million calculated at 15% per annum from the date of the Minority Interest Redemption to the date of such transaction. The Company has guaranteed the obligations of its subsidiaries under the Settlement Agreement.


CERTAIN ENVIRONMENTAL MATTERS

    Within the past five years, Great Dane and Motors have entered into certain consent decrees with federal and state governments relating to the cleanup of waste materials. The aggregate obligations of Great Dane and Motors pursuant to these consent decrees are not material.


    In May 1988, Holdings sold all of the stock of its subsidiaries, Datron Systems, Inc. and All American Industries, Inc., and in connection therewith agreed to indemnify the purchaser for, among other things, certain potential environmental liabilities. The purchaser has put Holdings on notice of certain alleged environmental and other matters for which it intends to seek indemnification as costs are incurred. Holdings does not believe that its obligations, if any, to pay these claims will be material.



    Yellow Cab owns fourteen parcels of real estate, all situated in Chicago. Some of these sites have previously been used for the storage and servicing of taxicabs and some of the sites continue to be so used. These sites, therefore, involve gasoline and oil underground storage tanks which may create a hazardous waste product if the tanks on any parcel now leak or have in the past leaked.


    Yellow Cab has registered in accordance with law all of its underground tanks with the Office of the State Fire Marshall for the State of Illinois and has secured site assessments from environmental engineers and consultants concerning the nature and extent of any hazardous discharge. Under the Illinois Underground Storage Tank Fund Law, virtually all clean-up costs associated with leaking tanks are covered by a guaranty fund, which is administered by the Illinois Environmental Protection Agency and reimburses these costs except for the first $10,000 per site. Even assuming reimbursement is denied or unavailable from this guaranty fund, the Company believes that the liability for clean-up expenses on sites which have not already been cleaned up will not be material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the name, age and principal position of each of the executive officers and directors of the Company as of December 31, 1994 and each of those persons who has been elected a director, effective upon consummation of this Offering:



NAME                                               AGE                             POSITION
- ---------------------------------------------      ---      ------------------------------------------------------
David R. Markin..............................          64   President, Chief Executive Officer and Director of
                                                             Holdings
Allan R. Tessler.............................          58   Chairman of the Board of Holdings
Martin L. Solomon............................          58   Vice Chairman and Secretary of Holdings
Wilmer J. Thomas, Jr.........................          68   Vice Chairman of Holdings
Jay H. Harris................................          58   Executive Vice President and Chief Operating Officer
                                                             of Holdings
Marlan R. Smith..............................          51   Treasurer of Holdings
Kevin J. Hanley..............................          39   Controller of Holdings
Willard R. Hildebrand........................          55   President and Chief Executive Officer of Great Dane
Larry D. Temple..............................          48   Group Vice President of Motors
John T. Wise.................................          49   President of SCSM
Jeffrey M. Feldman...........................          44   President of Yellow Cab
Miles Berger.................................          64   Director upon Consummation of this Offering
Leonard Gubar................................          57   Director upon Consummation of this Offering
Alan Hirschfield.............................          59   Director upon Consummation of this Offering


BIOGRAPHICAL INFORMATION
    David R. Markin, President and Chief Executive Officer of Holdings since January 11, 1989, has been President and Chief Executive Officer of Motors since 1970. Mr. Markin serves on the Boards of Directors of Jackpot Enterprises, Inc., an operator of gaming machines, Enhance Financial Services Group Inc., a reinsurance company, and Data Broadcasting Corporation, a provider of market data services to the investment community.


    Allan R. Tessler, Chairman of the Board of Holdings since January 11, 1989, is also Chairman of the Boards of Directors of International Financial Group, Inc., a merchant banking firm ("IFG"), Enhance Financial Services Group Inc., a reinsurance company, Allis-Chalmers Corporation, a manufacturer of miscellaneous fabricated textile products ("Allis-Chalmers"), and Jackpot Enterprises, Inc., an operator of gaming machines, and has been Chief Executive Officer of IFG since 1987 and of Allis-Chalmers since 1994. Mr. Tessler serves on the Board of Directors of The Limited, Inc., a manufacturer and retailer of apparel. From December 1991 through September 1993, Mr. Tessler was Chairman of the Board and Chief Executive Officer of Ameriscribe Corporation, a national provider of facilities management services. Mr. Tessler is also an attorney and from 1976 through 1988, he was a member of the Executive Committee of the law firm of Shea & Gould; from 1989 through March 1, 1993, he was of counsel to that firm. Beginning in 1990, Mr. Tessler and Mr. Hirschfield were retained by Infotechnology, Inc. and Financial News Network Inc. ("FNN") as a restructuring team and to serve as Co-Chief Executive Officers during the restructuring of those companies. As part of the plan implemented by the restructuring team, those companies were placed in bankruptcy. FNN emerged from bankruptcy in 1992 as Data Broadcasting Corporation, a provider of market data services to the investment community. Mr. Tessler continues to serve, with Mr. Hirschfield, as Co-Chairman of the Board and Co-Chief Executive Officer of the restructured company.



    Martin L. Solomon, Vice Chairman and Secretary of Holdings since January 11, 1989, is a private investor and also serves as general partner in a variety of investment partnerships managed by Wexford Capital Corporation. Mr. Solomon was employed as a securities and portfolio analyst at Steinhardt Partners, an investment firm, from 1985 through 1987. From 1988 through September 1990, he was the Managing Partner and Director at Value Equity Associates I, Limited Partnership, an investment firm. Mr. Solomon serves on the Board of Directors of XTRA Corporation, a truck leasing company.

    Wilmer J. Thomas, Jr., Vice Chairman of Holdings since January 11, 1989, is a private investor. Mr. Thomas served as Treasurer of Holdings from January 1989 to January 1994. Mr. Thomas serves on the Boards of Directors of Moore Medical Corp., a pharmaceutical and surgical supply company and Oak Hills Sportswear Corp., a clothing company.

    Jay H. Harris has been Executive Vice President and Chief Operating Officer of Holdings for more than the past five years and a Vice President of Motors since May 1991. Mr. Harris was a director of Holdings from 1978 until January 11, 1989.

    Marlan R. Smith has been Treasurer of Holdings since January 1994 and Vice President and Treasurer of Motors since March 1988. Prior to being elected Treasurer of Holdings, he served as Assistant Treasurer since January 1989.


    Kevin J. Hanley has been Controller of Holdings since January 1994 and Secretary and Controller of Motors since December 1989.


    Willard R. Hildebrand was elected as President and Chief Executive Officer of Great Dane effective January 1, 1992. Mr. Hildebrand had served as President and Chief Operating Officer of Fiatallis North America, Inc., a manufacturer of heavy construction and agricultural equipment, for more than five years prior thereto.


    Larry D. Temple has been Group Vice President of Motors since September 1989. Mr. Temple served as Vice President of Manufacturing from 1988 to 1989.



    John T. Wise has been President of SCSM since July 31, 1992. He was Vice President -- General Manager from 1989 to 1992, and prior thereto served as Plant Manager.


    Jeffrey M. Feldman has been President of Yellow Cab since 1983 and Vice President of Motors since January 1988.


    Miles Berger has been elected to become a director, effective upon the consummation of this Offering. Mr. Berger has been with Heitman Financial Ltd., a real estate investment and financial services firm, since 1968. Mr. Berger is also a director of Innkeeper's U.S.A., a real estate investment trust which operates hotels in Florida, New York and Pennsylvania, Chairman of the Boards of Directors of Berger Financial Services and Midtown Bank and Trust Company and Vice Chairman of Columbia National Bank of Chicago.



    Leonard Gubar has been elected to become a director, effective upon consummation of this Offering. Mr. Gubar is a partner in the law firm of Reid & Priest and was a member of the law firm of Spengler Carlson Gubar Brodsky & Frischling from 1969 until he joined Reid & Priest in August 1992. Mr. Gubar currently serves as director of Warner Insurance Services, Inc., a provider of automobile insurance services to the insurance industry, and of Career Horizons, Inc., a provider of temporary personnel services.



    Alan Hirschfield has been elected to become a director, effective upon consummation of this Offering. From January 1990 to November 1990, Mr. Hirschfield served as a managing director of Wertheim Schroder, Inc., an investment banking firm. From 1985 to October 1990, he was a private investor and a consultant to the entertainment and media industries. Messrs. Hirschfield and Tessler were retained by Infotechnology, Inc. and Financial News Network Inc. as a restructuring team and to serve as Co-Chief Executive Officers during the restructuring of those companies. As mentioned above, those companies were placed in bankruptcy, from which they emerged in 1992 as Data Broadcasting Corporation and Mr. Hirschfield continues to serve, with Mr. Tessler, as Co-Chairman of the Board and Co-Chief Executive Officer of the restructured company. Mr. Hirschfield also serves on the Board of Directors of Cantel Industries, Inc., a manufacturer and distributor of scientific and consumer products in Canada, since January 1988.

BOARD OF DIRECTORS; COMMITTEES
    All directors of Holdings hold office until the next annual meeting of stockholders of Holdings or until their successors are duly elected and qualified. Officers are elected annually by the Board of Directors of Holdings and hold office until their successors are duly elected and qualified.


    Holdings has undertaken to add three independent directors to its Board of Directors, as described above, and has elected Messrs. Berger, Gubar and Hirschfield to serve as such, effective upon consummation of this Offering. In connection with this undertaking, the Board will increase the number of directors from four to seven. The Board of Directors has created an Audit Committee and a Compensation Committee. When the independent directors take office, a majority of the Audit Committee will be composed of independent directors and will be charged with reviewing the Company's annual audit and meeting with the Company's independent auditors to review the Company's internal controls and financial management practices. If the 1994 Option Plan is approved by both the Compensation Committee and the stockholders of Holdings, the Compensation Committee, which will also be composed exclusively of the independent directors, will administer the 1994 Option Plan. See "-- Compensation Pursuant to Plans."



    The directors did not receive any fees for their services as directors in 1993. See "-- Compensation Committee Interlocks and Insider Participation." Upon consummation of this Offering, each of Holdings' directors will receive an annual director's fee of $30,000, plus reimbursement of expenses incurred in attending meetings.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Prior to the consummation of this Offering, the Company has had no separate compensation committee or other committee providing equivalent functions. Each of Messrs. Markin, Solomon, Tessler and Thomas is an executive officer of Holdings and participates, as a director, in the deliberations concerning executive officer compensation. During 1994, Mr. Markin served on the compensation committee of Enhance Financial Services Group Inc. and Data Broadcasting Corporation and Mr. Tessler served as an executive officer of each of these companies.


    As of December 31, 1994, Country holds $0.9 million principal amount of 7% Notes due December 1, 1996, issued by Enhance Financial Services Group Inc. Mr. Markin is a director of and served on the compensation committee of that company.


    During 1994, 1993 and 1992, the Company used, on a month-to-month basis, an airplane owned by a corporation of which Mr. Tessler is the sole shareholder. The Company paid $60,000 per month for such use during 1992 and 1993 and $90,000 per month for such use during 1994.


    Each of Messrs. Markin, Solomon, Tessler and Thomas provides consulting services to Yellow Cab and each received for such services (commencing in January 1988) $10,000 per month. Messrs. Solomon, Tessler and Thomas also provide consulting services (a) to Motors for which they each received monthly fees of $5,000 (commencing in January 1988) and (b) to Country for which they each received monthly fees of approximately $18,300 in each of 1994, 1993 and 1992. Mr. Markin serves as a consultant to AutoWerks, for which he received monthly fees of approximately $1,200 (commencing in January 1988), and to Country, for which he received monthly fees of approximately $4,600. Upon consummation of this Offering, these fees will be reduced to an aggregate fee of $50,000 per year for each of Messrs. Markin, Solomon, Tessler and Thomas, in payment for consulting services to Country.



    On September 24, 1992, American Country Financial Services Corp. ("AFSC"), a subsidiary of Country, purchased from The Mid City National Bank of Chicago the promissory note dated July 30, 1992, made by Checker Services, Inc., formerly King Cars, Inc. ("Services"), in the principal amount of $381,500 plus accrued interest in the amount of $3,560. The note, which was renewed several times, had outstanding principal and accrued interest as of September 30, 1994, of approximately $430,000 and matured in December 1994. Until October 1994, when Checker Taxi Association purchased 45% of Services for $250,500 (which amount was used by Services to pay accrued interest and to reduce the principal amount of the note), Services was owned by Messrs. Markin, Solomon, Tessler, Thomas and Feldman. The balance of the note (except for $57,300 which was forgiven) was paid prior to December 31, 1994. Services is a party to an agreement dated December 15, 1992 with Yellow Cab pursuant to which Yellow Cab purchases from Services display frames for installation in its taxicabs and Services furnishes Yellow Cab advertising copy for insertion into the frames. Services receives such advertising copy as an agent in Chicago for an unrelated company which is in the business of selling and arranging for local and national advertising. Of the revenues generated from such advertising, 30% will be retained by Services and the balance will be delivered to Yellow Cab until such time as Yellow Cab has recovered costs advanced by it for the installation of advertising frames in 500 of its taxicabs (approximately $78,000). The Company has been advised that the terms to Yellow Cab are the same or more favorable than those offered by Services to unrelated third parties.


    Each of Messrs. Markin, Solomon, Tessler and Thomas received from Holdings interest payments of $790,428 in 1994, $704,795 in 1993 and $733,356 in 1992,
pursuant to the terms of the senior notes held by them (see Note F of the Notes to Consolidated Financial Statements -- December 31, 1994).


    During 1992 and until March 1, 1993, Mr. Tessler was of counsel to Shea & Gould, a law firm retained by the Company for certain matters.


    Frances Tessler, the wife of Allan R. Tessler, is employed by Smith Barney Inc. as a financial consultant. Smith Barney Inc. is one of the Underwriters for this Offering and also executes trades for Country's investment portfolio. During 1994, 1993 and 1992, Mrs. Tessler received for her investment advisory services to the Company approximately $36,500, $78,000 and $69,000, respectively, of the commissions paid by the Company to Smith Barney Inc. for such services.


    Jeffrey M. Feldman is the nephew of David R. Markin.

COMPENSATION

    The following table sets forth the 1994 annual compensation for the Chief Executive Officer of Holdings and the six highest paid executive officers of Holdings, other than the Chief Executive Officer, whose total annual salary and bonus exceeded $100,000, as well as the total compensation paid to each individual for the two previous fiscal years:


                           SUMMARY COMPENSATION TABLE

                                                                                      OTHER ANNUAL     ALL OTHER
        NAME AND PRINCIPAL POSITION             YEAR        SALARY         BONUS      COMPENSATION    COMPENSATION
- --------------------------------------------  ---------  -------------  -----------  --------------  --------------
David R. Markin.............................       1994  $   1,230,000  $   300,000   $    247,007(1)  $      1,500(5)
 President, Chief Executive Officer                1993      1,230,000      250,000        246,519(1)         2,249(5)
 and Director                                      1992      1,230,000      150,000        239,594(1)         2,182(5)
Jay H. Harris...............................       1994        431,250      250,000              0           1,500(5)
 Executive Vice President and Chief                1993        350,000      250,000              0           2,249(5)
 Operating Officer                                 1992        326,016      125,000              0           2,182(5)
Willard R. Hildebrand.......................       1994        287,725      225,000         15,463(2)             0
 President and Chief Executive Officer             1993        203,500      150,000          7,304(2)             0
 of Great Dane                                     1992        190,175      105,000          4,133(2)       106,368(6)
Jeffrey M. Feldman..........................       1994        220,500      150,000         86,263(3)         1,500(5)
 President of Yellow Cab                           1993        210,000      150,000         85,008(3)         2,249(5)
                                                   1992        186,667      150,000         77,755(3)         2,182(5)
Martin L. Solomon...........................       1994              0            0        400,000(4)             0
 Vice Chairman and Secretary                       1993              0            0        400,000(4)             0
                                                   1992              0            0        400,000(4)             0
Allan R. Tessler............................       1994              0            0        400,000(4)             0
 Chairman of the Board                             1993              0            0        400,000(4)             0
                                                   1992              0            0        400,000(4)             0
Wilmer J. Thomas, Jr........................       1994              0            0        400,000(4)             0
 Vice Chairman                                     1993              0            0        400,000(4)             0
                                                   1992              0            0        400,000(4)             0

- --------------
(1)   Other compensation for Mr. Markin includes:
                                               1992       1993       1994
                                          ---------  ---------  ---------
Consulting fees.........................  $ 190,000  $ 190,000  $ 190,000
Life insurance..........................     37,023     41,027     41,710
Automobile..............................      5,100      8,125      9,750
Club dues...............................      7,471      7,367      5,547
                                          ---------  ---------  ---------
                                          $ 239,594  $ 246,519  $ 247,007
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------

Effective upon consummation of this Offering, consulting fees paid to Mr.
Markin will be reduced
to a  fee of  $50,000 per  year  in payment  for consulting  services  to
Country.   See   "--Compensation   Committee   Interlocks   and   Insider
Participation."
(2)  Other compensation for Mr. Hildebrand includes:
                                               1992       1993       1994
                                          ---------  ---------  ---------
Life insurance..........................  $     806  $   1,560  $   3,474
Automobile..............................        927      2,324      3,316
Club dues...............................      2,400      3,420      5,887
Other...................................          0          0      2,786
                                          ---------  ---------  ---------
                                          $   4,133  $   7,304  $  15,463
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------
(3)  Other compensation for Mr. Feldman includes:
                                               1992       1993       1994
                                          ---------  ---------  ---------
Consulting fees.........................  $  57,000  $  57,000  $  59,000
Life insurance..........................     10,739     11,253     11,973
Automobile..............................      1,537      1,748      4,335
Club dues...............................      8,479     15,007     10,955
                                          ---------  ---------  ---------
                                          $  77,755  $  85,008  $  86,263
                                          ---------  ---------  ---------
                                          ---------  ---------  ---------
(4) Consulting fees. Effective upon consummation of this Offering, consulting fees paid to each of Messrs. Solomon, Tessler and Thomas will be reduced to a fee of $50,000 per year in payment for consulting services to Country. See "-- Compensation Committee Interlocks and Insider Participation."
(5) Matching contributions under the Motors 401(k) plan.
(6) Relocation expenses.


EMPLOYMENT AGREEMENTS


    Motors, as successor to the Partnership, is party to an Amended and Restated Employment Agreement dated as of November 1, 1985, as further amended, with David R. Markin pursuant to which Mr. Markin is to serve as President, Chief Executive Officer and Chief Operating Officer of Motors until April 30, 1996, subject to extension (the "Termination Date"), at a minimum salary of $600,000 per annum, together with the payment of certain insurance premiums, the value of which have been included in the Summary Compensation Table above. The beneficiaries of these insurance policies are designated by Mr. Markin. Mr. Markin continues to be eligible to participate in profit sharing, pension or other bonus plans of Motors. Pursuant to the Amended and Restated Employment Agreement, in the event of Mr. Markin's death, Motors shall pay Mr. Markin's estate the compensation which would otherwise be payable to him for the period ending on the last day of the month in which death occurs. In addition, Motors shall pay to Mr. Markin's beneficiaries deferred compensation from the date of his death through the Termination Date in an annual amount equal to one-third of his base salary at the date of his death. In the event of termination of the Amended and Restated Employment Agreement for any reason other than cause, disability or death, Mr. Markin shall continue to serve as a consultant to Motors for a period of five years, for which he shall receive additional compensation in the amount of $50,000 per annum. Motors has agreed to indemnify Mr. Markin from certain liabilities arising out of his service to

Motors, except for liabilities resulting from his gross negligence or willful misconduct. Effective January 1, 1994, Mr. Markin and Holdings memorialized in writing their agreement, pursuant to which Mr. Markin has also been compensated by Holdings since January 11, 1989, on substantially the same terms as are set forth above.


    Holdings entered into an employment agreement  as of July 1, 1992, with  Jay
H. Harris pursuant to which Mr. Harris serves as Executive Vice President and Chief Operating Officer of Holdings until June 30, 1995, subject to extension or earlier termination, at a minimum salary of $350,000 per annum, an incentive bonus to be determined by the Board of Directors, and such other fringe benefits and plans as are available to other executives of Holdings. Upon the happening of certain events, including a change in control (as defined therein) of Holdings or retirement after June 30, 1994, Mr. Harris is entitled to compensation in an amount equal to the greater of (a) five percent of the increase in the Company's retained earnings, subject to certain adjustments, during the period commencing on March 31, 1992, and ending on the last day of the month preceding the event which triggers the payment (the "Termination Payment") and (b) 2.99 times his then base salary. If Mr. Harris were to die or become disabled, he or his estate would receive the greater of (a) one year's base compensation or (b) the Termination Payment. Payments in either case would be made over a period of time, the length of which would be dependent on the amount due to Mr. Harris. Mr. Harris has agreed to serve as a consultant to the Company during the first year after termination for no compensation beyond his expenses incurred in connection with rendering such services. Holdings has agreed to indemnify Mr. Harris for certain liabilities to the full extent allowed by law. Motors has guaranteed Holdings' obligations. Mr. Harris' current annual salary is $500,000.


    Holdings has also entered into an option agreement with Mr. Harris, pursuant to which Mr. Harris was granted an option to purchase an aggregate of 52,500 shares of Common Stock at an exercise price of $1.00 per share. The options granted to Mr. Harris will become exercisable in three equal installments on each of the date of the consummation of this Offering and the first two anniversaries thereafter. The Harris Option terminates on the earlier of (i) January 17, 2005 and (ii) the termination of Mr. Harris' employment with the Company; provided, however, that any portion of the option which is exercisable on the date of such termination (other than termination for cause) will remain exercisable for a period of three months. Mr. Harris also has certain piggyback registration rights under the Harris Option.



    Yellow Cab, as assignee of Motors, is party to an Amended and Restated Employment Agreement dated as of June 1, 1992, with Jeffrey Feldman pursuant to which Mr. Feldman serves as President of Yellow Cab until February 1, 1996, subject to extension (the "Termination Date"), at a minimum salary of $200,000 per annum, together with the payment of certain insurance premiums, the value of which have been included in the Summary Compensation Table above. The beneficiaries of these insurance policies are designated by Mr. Feldman. Mr. Feldman is eligible to participate in profit sharing, pension or other bonus plans implemented by Yellow Cab or Motors. Pursuant to the Amended and Restated Employment Agreement, in the event of Mr. Feldman's death, Yellow Cab shall pay Mr. Feldman's estate the amount of compensation which would otherwise be payable to him for the period ending on the last day of the month in which death occurs. In addition, Yellow Cab shall pay to Mr. Feldman's estate deferred compensation from the date of his death to the Termination Date in an annual amount equal to one-third of his base salary at the date of his death. In the event of the termination of the Amended and Restated Employment for any reason other than cause, disability or death, Mr. Feldman shall continue to serve as a consultant to Yellow Cab for a period of five years (if terminated by Mr. Feldman) or seven years (if terminated by Yellow Cab), for which he shall receive compensation in the amount of $75,000 per annum. Yellow Cab has agreed to indemnify Mr. Feldman from certain liabilities, except for those resulting from his gross negligence or willful misconduct. Mr. Feldman's annual salary for 1995 is $231,000.



COMPENSATION PURSUANT TO PLANS
GREAT DANE PENSION AND EXCESS BENEFIT PLANS


    Great Dane has in effect a defined benefit employee pension plan entitled Retirement Plan For Great Dane Trailers, Inc. (the "Retirement Plan") covering substantially all of its employees. Pension benefits are subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") and the Employee Retirement Income Security Act of 1974, as amended, with respect to the annual amount of benefits provided by employer contributions. Effective January 1, 1994, Great Dane adopted the Supplemental Retirement Income Plan (the "Great Dane Excess Benefit Plan") for officers of Holdings who are participants in the Checker Motors Pension Plan and officers of Great Dane, in each case whose annual compensation exceeds $150,000. The Great Dane Excess Benefit Plan provides benefits which cannot be provided under the Retirement Plan because of the $150,000 compensation limit under the Code. Considered compensation under the Great Dane Excess Benefit Plan is limited to $235,840 (adjusted for inflation) per year. The benefits under the Great Dane Excess Benefit Plan are not funded and will be paid from Great Dane's general assets.

    Effective as of July 1, 1988, the assets and the liabilities attributable to active and former employees under the Amended and Restated International Controls Corp. Pension Plan as of June 30, 1988 were transferred to the Retirement Plan and Holdings adopted the Retirement Plan for the benefit of its employees. With respect to benefits accruing after June 30, 1984, to a participant who was a participant under the Amended and Restated International Controls Corp. Pension Plan as of June 30, 1988, the following table shows the estimated annual benefits payable upon retirement at age 65 under the plan to specified average annual compensation and years of benefit service classifications. The following amounts would be reduced by a Social Security offset:


                                                                       YEARS OF BENEFIT SERVICE
                                                      -----------------------------------------------------------
AVERAGE ANNUAL COMPENSATION                               1          5          10           15           20
- ----------------------------------------------------  ---------  ---------  -----------  -----------  -----------
$100,000............................................  $   2,000  $  10,000  $    20,000  $    30,000  $    40,000
 150,000............................................      3,000     15,000       30,000       45,000       60,000
 200,000............................................      4,000     20,000       40,000       60,000       80,000
 250,000............................................      5,000     25,000       50,000       75,000      100,000
 300,000............................................      5,000     25,000       60,000       90,000      115,641*
 400,000............................................      5,000     25,000       80,000      118,800*     118,800*
 500,000............................................      5,000     25,000      100,000      118,800*     118,800*

- --------------
*Maximum permitted in 1994



    For Mr. Hildebrand, the following are credited years of service under the Retirement Plan and 1994 salary covered by the Retirement Plan:



                                CREDITED YEARS OF     EXPECTED CREDITED YEARS OF    1994 SALARY COVERED
                                     SERVICE                 SERVICE AT 65           BY RETIREMENT PLAN
                              ---------------------  -----------------------------  --------------------
Willard R. Hildebrand.......                4                         14                $    150,000


    Mr. Harris has an aggregate of 24 years of benefit service under the Retirement Plan (8 years) and the Amended and Restated International Controls Corp. Pension Plan (16 years) and will receive benefits of approximately $74,000 per year at age 65.


MOTORS PENSION AND EXCESS BENEFIT PLANS


    Motors maintains a defined benefit employee pension plan entitled Checker Motors Pension Plan (the "Pension Plan") covering substantially all of its non-union employees, and, effective January 1, 1992, the employees of Holdings.



    Motors, as successor in interest to Checker L.P., also maintains the Checker Motors Co., L.P. Excess Benefit Retirement Plan (the "Checker L.P. Excess Benefit Plan"). The Checker L.P. Excess Benefit Plan provides benefits which cannot be provided under the Pension Plan because of the $150,000 compensation limit under the Internal Revenue Code of 1986, as amended (the "Code"). At the present time, David R. Markin and Jeffrey M. Feldman are the only individuals named above who would receive benefits under the Checker L.P. Excess Benefit Plan. Considered compensation under the Checker L.P. Excess Benefit Plan is limited to $300,000. The benefits under the Checker L.P. Excess Benefit Plan are not funded and will be paid from Motors' general assets.

    Set forth below are the estimated annual benefits for participants in the Pension Plan (including benefits payable under the Checker L.P. Excess Benefit
Plan) who have been employed by Checker L.P. and its predecessors for the indicated number of years prior to retirement, assuming retirement at age 65 in 1994:



AVERAGE COMPENSATION (AS DEFINED IN PLAN)                            ESTIMATED ANNUAL BENEFITS FOR YEARS OF SERVICE INDICATED
- ------------------------------------------------------------      --------------------------------------------------------------
                                                                    10           20            30            40            50
                                                                  -------      -------      --------      --------      --------
$100,000....................................................      $13,864      $28,670      $ 46,938      $ 66,073      $ 75,784
 150,000....................................................       21,364       46,170        74,438       103,573       118,284
 200,000....................................................       28,864       63,670       101,938       141,073       160,784
 250,000....................................................       36,364       81,170       129,438       178,573       203,284
 300,000....................................................       43,864       98,670       156,938       216,073       245,784
 400,000....................................................       43,864       98,670       156,938       216,073       245,784
 500,000....................................................       43,864       98,670       156,938       216,073       245,784



    The above benefit projections were prepared on the assumption that the participant made participant contributions to the Pension Plan for all years in which he was eligible to contribute, and that Social Security covered compensation is $1,893. The benefit projection would be reduced by a Social Security offset.



    For those executive officers named above, the following are credited years of service under the Pension and Excess Benefit Plans and 1994 salary covered by the Pension Plan:



                                          CREDITED YEARS    EXPECTED CREDITED YEARS   1994 SALARY COVERED
                                            OF SERVICE         OF SERVICE AT 65         BY PENSION PLAN
                                          ---------------   -----------------------   --------------------
David R. Markin.........................         40                    41                    $150,000
Jay H. Harris...........................          3                    10                    150,000
Jeffrey M. Feldman......................         16                    37                    150,000


SALARY CONTINUATION PLAN


    Motors entered into Stated Benefit Salary Continuation Agreements (the "Agreements") with certain officers and employees (the "Salary Plan") pursuant to which such participants will receive benefits upon attaining age 65 (or their beneficiaries will receive benefits upon their death prior to or within 120 months after such executives or employees attain age 65).


    For those executive officers named above, the following table sets forth the benefits payable pursuant to the Salary Plan:

                                                                            ANNUAL SURVIVOR
                                                                            BENEFIT PAYABLE         TOTAL
                                           ANNUAL BENEFIT   TOTAL BENEFIT   UPON DEATH PRIOR    SURVIVORSHIP
                                            PAYABLE UPON     PAYABLE OVER   TO ATTAINING AGE   BENEFIT PAYABLE
                                          ATTAINING AGE 65    TEN YEARS            65         OVER THREE YEARS
                                          ----------------  --------------  ----------------  -----------------
David R. Markin.........................    $    240,000     $  2,400,000     $    368,000      $   1,104,000
Jeffrey M. Feldman......................          19,950          199,500           79,800            239,400


STOCK OPTION PLANS



    1994 OPTION PLAN. On November 16, 1994, the Board of Directors adopted the 1994 Option Plan, subject to approval by the Compensation Committee (the composition of which committee is described below) and by the stockholders at the first annual meeting of stockholders after the consummation of this Offering. The 1994 Option Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Code to employees of the Company and for the granting of nonstatutory stock options and stock appreciation rights ("Rights") to employees, consultants, non-employee directors and other persons providing goods or services to the Company. Under the 1994 Option Plan, a total of 1,680,000 shares of Common Stock have been reserved for issuance. The maximum number of shares of Common Stock with respect to which options or Rights may be granted during the life of the 1994 Option Plan to any employee cannot exceed 400,000. On January 25, 1995, the Board of Directors granted nonstatutory options under the 1994 Option Plan to certain employees to purchase an aggregate of

174,500 shares of Common Stock at 50% of the initial public offering price for this Offering. The grants are subject to the consummation of this Offering, approval of the 1994 Option Plan by the Compensation Committee and the stockholders and ratification of the grants by the Compensation Committee. The options will be exercisable for a period of five years commencing one year after the date on which this Offering is consummated.


    The 1994 Option Plan will be administered by the Compensation Committee which, when constituted, will consist of persons who are "disinterested persons" within the meaning of Rule 16(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Committee will have the power, subject to the terms of the 1994 Option Plan, to determine the recipients and terms of any options or Rights granted, including the exercise price, number of shares subject to the option or Rights and the exercisability thereof. Options and Rights granted under the 1994 Option Plan may not be transferred except by will or the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by such optionee or such optionee's guardian or legal representative. If an optionee's employment or other relationship with the Company terminates for any reason, the employee's options and Rights shall immediately terminate, except that: (i) upon termination of employment due to disability or retirement, an optionee may generally exercise options or Rights that have not expired on such date for a period of two years after the date of termination of employment; and (ii) upon termination of employment as a result of death, or in the event of the employee's death within the periods described in (i), above, an optionee's legal representative may generally exercise options or Rights that have not expired on such date for a period of 12 months after the date of death. Options granted to non-employee directors, consultants and other persons providing goods and services to the Company will be subject to such terms as the Compensation Committee shall determine.

    The exercise price of all incentive stock options granted under the 1994 Option Plan must be at least equal to the fair market value of the shares of Common Stock subject to the option on the date the option is granted. The exercise price of all nonstatutory stock options granted under the 1994 Option Plan is to be determined by the Compensation Committee but cannot be less than the minimum required to comply with any applicable law, rule or regulation. The term of options granted under the 1994 Option Plan may not exceed 10 years. Notwithstanding the above, incentive stock options granted to an employee that owns more than 10% of the voting power of all classes of stock of the Company must have an exercise price at least equal to 110% of the fair market value of the stock subject to the option on the date the option is granted and must have a term that does not exceed five years. Options may be exercised either in cash or with Common Stock having a fair market value equal to the exercise price of the option on the date the option is exercised.


    Each option and Right granted under the 1994 Option Plan is exercisable in whole or in part at any time, or from time to time, as determined by the Compensation Committee, provided that the election to exercise an option or a
Right is made in accordance with applicable federal and state laws and regulations, and, unless the optionee dies or becomes disabled, the option or Right cannot be exercised during the first six months of the option period. An option is vested and becomes immediately exercisable if: any person within the meaning of Sections 13(d) and 14(d) of the Exchange Act, other than the Company or the current stockholders of the Company, becomes the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 75% or more of the Company's outstanding voting securities, unless such ownership has been approved by the Board of Directors of the Company; the first day on which shares of Common Stock are purchased pursuant to a tender offer or exchange offer, unless the offer is made by the Company or approved by its Board of Directors; the stockholders of the Company have approved an agreement to merge or consolidate with or into another corporation (and the Company is not the survivor of the merger or consolidation), or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (which includes a plan of liquidation), unless the Board of Directors has resolved that options do not automatically vest; or during any period of two consecutive years, individuals who at the beginning of the period constituted a majority of the Board of Directors cease to constitute a majority thereof, unless the election or the nomination for the election by the

Company's stockholders of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period. In addition, the Compensation Committee has the authority at any time or from time to time to accelerate the vesting of any individual option and to permit any option not yet exercisable to become immediately exercisable.

    Unless terminated sooner, the 1994 Option Plan will terminate 10 years from the Effective Date. The Board of Directors has authority to amend or terminate the 1994 Option Plan, provided no such action may impair the rights of the holder of any outstanding option or Rights.

    No Right can be exercised by an optionee unless the Company has been subject to the reporting requirements of Section 12 of the Exchange Act for at least one year prior to the date of exercise and has filed all reports and statements required to be filed during that period, and the Company on a regular basis releases for publication quarterly and annual summary statements of sales and earnings. No Common Stock can be delivered by the Company pursuant to the exercise of an option or a Right until qualified for delivery under applicable securities laws and regulations, as determined by the Compensation Committee, until the Common Stock is listed on each securities exchange on which the Common Stock may then be listed, and until the exercise price of the option is received by the Company either in cash or in Common Stock.


    OUTSIDE DIRECTORS OPTION PLAN. The Outside Directors Option Plan provides for the grant of options to acquire Common Stock to directors of the Company who have no employment or consulting relationship with the Company (the "Outside Directors"). A total of 60,000 shares of Common Stock are reserved for issuance under the Outside Directors Option Plan.



    Under the Outside Directors Option Plan, each individual who is an Outside Director of the Company on June 30 of any year beginning on June 30, 1995 (whether or not such person is currently an Outside Director) is automatically granted an option on June 30 of each such year at a price equal to the fair market value of the Common Stock on the date of grant. Fair market value on the date of grant is the closing trading price, as reported in The Wall Street Journal, on the day preceding the date of grant. Such options will become exercisable one year after the date of grant (subject to certain acceleration events) and will be exercisable for a period of ten years from the date of grant, unless such Outside Director ceases to be a member of the Board of Directors of the Company, in which case (a) all options which are not then exercisable shall expire and (b) those options which are then exercisable shall remain exercisable for a period of one year.



    The Company has also granted an option to purchase an aggregate of 52,500 shares of Common Stock to Jay H. Harris. See "Management -- Employment Agreements."


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    See  "Management   --   Compensation  Committee   Interlocks   and   Insider
Participation."

                           OWNERSHIP OF COMMON STOCK


    The  following  table  sets  forth  information,  immediately  prior  to and
immediately  after  completion  of  this  Offering,  regarding  the   beneficial
ownership of the Common Stock of Holdings.



                                BENEFICIAL OWNERSHIP   BENEFICIAL OWNERSHIP
                                OF COMMON STOCK PRIOR    OF COMMON STOCK
                                     TO OFFERING          AFTER OFFERING
                                ---------------------  --------------------
                                NUMBER OF              NUMBER OF
NAME                              SHARES     PERCENT     SHARES    PERCENT
- ------------------------------  ----------  ---------  ----------  --------
David R. Markin...............   5,460,000      32.5   5,460,000      24.2
Martin L. Solomon.............   3,780,000      22.5   3,780,000      16.8
Allan R. Tessler..............   3,780,000      22.5   3,780,000      16.8
Wilmer J. Thomas, Jr..........   3,780,000      22.5   3,780,000      16.8
Jay H. Harris.................           0         0     17,500  (1)    *
                                ----------  ---------  ----------      ---
                                16,800,000     100.0   16,817,500(1)    74.7
                                ----------  ---------  ----------      ---
                                ----------  ---------  ----------      ---

- --------------
 *    Less than one percent.
(1) Includes 17,500 shares of Common Stock which Mr. Harris has the right to acquire, upon consummation of this Offering, through the exercise of stock options. See "Management -- Employment Agreements."


    The address of each of these stockholders is c/o Great Dane Holdings Inc., 2016 North Pitcher Street, Kalamazoo, Michigan 49007.

                          DESCRIPTION OF CAPITAL STOCK


    Upon completion of this Offering, the authorized capital stock of Holdings will consist of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. There will be 22,500,000 shares of Common Stock outstanding (23,355,000 if the Over-Allotment Option is exercised in full).


PREFERRED STOCK


    As of October 19, 1994, the date of Holdings' reincorporation in Delaware, Holdings was not authorized to issue shares of Preferred Stock. Prior to commencement of this Offering, Holdings' Certificate of Incorporation will be amended to authorize the issuance of up to 5,000,000 shares of Preferred Stock. Although Holdings has no present plans to issue such shares, Holdings'
Certificate of Incorporation will provide that Holdings may issue shares of Preferred Stock in one or more series. The Board of Directors will be authorized to establish from time to time the number of shares to be included in any such series, to fix or alter the rights, preferences and privileges of the shares of each wholly unissued series and any restrictions thereon, and to increase or decrease the number of shares of any such series without any further vote or action by the stockholders of Holdings. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of Holdings.


COMMON STOCK


    As of October 19, 1994, the date of Holdings' reincorporation in Delaware, there were 1,000 shares of Common Stock, par value $1.00 per share, outstanding. Prior to commencement of this Offering, Holdings' Certificate of Incorporation will be amended to authorize the issuance of up to 50,000,000 shares of Common Stock, par value $.01 per share, and the shares currently outstanding will be split 16,800 for 1 and converted into an aggregate of 16,800,000 shares of Common Stock, par value $.01 per share. Upon completion of this Offering, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine. Holdings has not paid cash dividends on its capital stock in recent years and does not intend to pay cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy." Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder. Holdings' Certificate of Incorporation does not provide for cumulative voting. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of Holdings, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock. Each outstanding share of Common Stock is fully paid and non-assessable and the shares of Common Stock to be issued on completion of this Offering will be fully paid and non-assessable.


CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION


    INDEMNIFICATION. The Certificate of Incorporation provides that directors and officers of the Company will be indemnified by the Company to the full extent then permitted by Delaware law, against all expenses and liabilities incurred in connection with service for or on behalf of the Company. The Certificate of Incorporation also provides that the right of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise. Holdings has also entered into indemnification agreements with its directors and its executive officers. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by a director, officer, employee or other agent.



    LIMITATION OF LIABILITY. In addition, the Certificate of Incorporation provides that directors of Holdings will not be personally liable for monetary damages to Holdings or its stockholders for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Holdings or its stockholders, acted in bad faith, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.


STATUTORY BUSINESS COMBINATION PROVISION

    Holdings is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person become an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at an annual or special meeting. Under Section 203, an "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    A  corporation  may, at  its  option, exclude  itself  from the  coverage of
Section 203 by amending its certificate of incorporation or bylaws by action or its stockholders to exempt itself from coverage, provided that such bylaws or charter amendment may not become effective until 12 months after the date it is adopted. Holdings has not adopted such an amendment to its Certificate of Incorporation or Bylaws.

TRANSFER AGENT AND REGISTRAR


    The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.


                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no public market for the Common Stock. Sales of a substantial number of shares in the public market could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.


    Upon completion of this Offering, Holdings will have 22,500,000 shares of Common Stock outstanding (23,355,000 if the Over-Allotment Option is exercised), and an additional 1,792,500 shares reserved for issuance upon the exercise of options which have been or may be granted under the 1994 Option Plan, the Outside Directors Option Plan and the Harris Option. Of these shares of Common Stock, the 5,700,000 shares of Common Stock offered hereby will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by affiliates of the Company will be subject to the limitations of Rule 144 under the Securities Act. The remaining 16,800,000 shares of Common Stock and the 1,792,500 shares of Common Stock issuable upon exercise of options available for grant under the 1994 Option Plan, the Outside Directors Option Plan and the Harris Option will be "restricted securities" within the meaning of Rule 144 and may be sold only pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder.



    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of Holdings as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of restricted shares as to which at least two years have elapsed from the later of the acquisition of such shares from Holdings or an affiliate of Holdings in an amount that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (225,000 shares based upon 22,500,000 shares to be outstanding immediately after this Offering), or (ii) if the Common Stock is quoted on the Nasdaq Stock Market (National Market) or a stock exchange, the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of Holdings during the 90 days preceding a sale by such person and who has beneficially owned shares as to which at least three years have elapsed from the later of the acquisition of such shares from Holdings or an affiliate of Holdings is entitled to sell them without regard to the volume, manner of sale, or notice requirements of Rule 144. Certain of the restricted shares may also be sold in reliance on Rule 144A, which allows sales to certain institutional investors.



    In addition, the Company intends to register all shares of Common Stock which underly options granted under the 1994 Option Plan, the Outside Directors Option Plan and the Harris Option. Such shares will, therefore, upon such registration and subject to certain restrictions relating to affiliates of the Company, be freely tradeable. Holdings and its four current stockholders holding an aggregate of 16,800,000 shares of Common Stock following this Offering have agreed not to offer, sell, or otherwise dispose of any shares upon completion of this Offering for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters. See "Underwriting."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated and Smith Barney Inc., have severally agreed to purchase from Holdings the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                    NUMBER OF
UNDERWRITER                                                                          SHARES
- ---------------------------------------------------------------------------------  -----------
Alex. Brown & Sons Incorporated..................................................
Smith Barney Inc.................................................................
                                                                                   -----------
    Total........................................................................    5,700,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    Holdings has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $. per share to certain other dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

    Holdings has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 855,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 855,000 and Holdings will be obligated, pursuant to the option, to sell such shares to the Underwriters. The
Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,700,000 shares are being offered.

    Smith Barney Inc. executes trades for Country's investment portfolio for which it receives customary compensation.

    Holdings   has  agreed   to  indemnify  the   Underwriters  against  certain
liabilities, including liabilities under the Securities Act.


    The Company and its four current stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.


    There are restrictions on the offer and sale of Common Stock offered hereby in the United Kingdom. All applicable provisions of the Financial Services Act of 1986 and the Companies Act of 1985 with respect to anything done by any person in relation to the Common Stock in, from or otherwise involving the United Kingdom must be complied with.


    Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial price to the public for the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS


    The validity of the Common Stock offered hereby and certain legal matters will be passed upon for the Company by Hutton Ingram Yuzek Gainen Carroll & Bertolotti, New York, New York. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.


                                    EXPERTS


    The consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by this reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements (if required) and other information with the Commission. Such reports, proxy statements and other information, including the Registration Statement, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. The Company's 12 3/4% Debentures and Subordinated Discount Debentures due January 1, 2006 are listed on the American Stock Exchange. Reports, proxy statements, and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

                         INDEX TO FINANCIAL STATEMENTS
                   COVERED BY REPORT OF INDEPENDENT AUDITORS


    The following consolidated financial statements of Great Dane Holdings Inc. and subsidiaries are submitted herewith in response to Item 8:


                                                                                                  PAGE
                                                                                                ---------
- -- Report of Independent Auditors.............................................................        F-2
- -- Consolidated Balance Sheets as of December 31, 1993 and 1994...............................        F-3
- -- Consolidated Statements of Shareholders' Deficit for the Years Ended December 31, 1992,
    1993 and 1994.............................................................................        F-4
- -- Consolidated Statements of Operations for the Years Ended December 31, 1992, 1993 and
    1994......................................................................................        F-5
- -- Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and
    1994......................................................................................        F-6
- -- Notes to Consolidated Financial Statements -- December 31, 1994............................        F-7

    The following report is in the form that will be signed upon the completion of the 16,800 to 1 stock split as described in Note A to the consolidated financial statements.


                                          ERNST & YOUNG LLP

Kalamazoo, Michigan
February 24, 1995



                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Great Dane Holdings Inc.



    We have audited the accompanying consolidated balance sheets of Great Dane Holdings Inc. and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Dane Holdings Inc. and subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



Kalamazoo, Michigan
February 14, 1995

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                    ASSETS:


                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1993       1994
                                                                              ---------  ---------
Cash and cash equivalents...................................................  $  40,078  $  34,875
Accounts receivable, less allowance for doubtful accounts of $748 (1993)
 and $1,342 (1994) (Note F).................................................     75,701     90,076
Inventories (Notes C and F).................................................     94,112     96,580
Other current assets........................................................     11,823     19,729
                                                                              ---------  ---------
    TOTAL CURRENT ASSETS....................................................    221,714    241,260
Property, plant and equipment, net (Notes D, F and G).......................    122,355    113,948
Insurance Subsidiary's investments (Note E).................................     90,838     91,094
Cost in excess of net assets acquired, net of accumulated amortization of
 $6,252 (1993) and $7,502 (1994)............................................     43,743     42,493
Trademark, net of accumulated amortization of $1,750 (1993) and $2,100
 (1994).....................................................................     11,696     11,346
Other assets................................................................     26,990     21,910
                                                                              ---------  ---------
    TOTAL ASSETS............................................................  $ 517,336  $ 522,051
                                                                              ---------  ---------
                                                                              ---------  ---------


                     LIABILITIES AND SHAREHOLDERS' DEFICIT:


Accounts payable............................................................  $  77,876  $  80,863
Notes payable (Note F)......................................................      5,000      5,000
Income taxes payable (Note J)...............................................      7,726     12,663
Accrued compensation........................................................     15,838     17,955
Accrued interest............................................................     11,746     11,802
Customer deposits...........................................................        730     14,113
Other accrued liabilities...................................................     37,341     36,402
Current portion of long-term debt...........................................     14,321     13,613
                                                                              ---------  ---------
    TOTAL CURRENT LIABILITIES...............................................    170,578    192,411
Long-term debt, excluding current portion (Note F):
  Shareholders..............................................................     30,000     30,000
  Other.....................................................................    246,952    244,652
                                                                              ---------  ---------
                                                                                276,952    274,652
Insurance Subsidiary's unpaid losses and loss adjustment expenses...........     71,179     69,318
Unearned insurance premiums.................................................      9,547     12,203
Deferred income taxes.......................................................      9,803      2,750
Postretirement benefits other than pensions (Note H)........................     49,609     51,061
Other noncurrent liabilities................................................     39,053     46,372
Minority interest (Notes G and I)...........................................     40,132        586
                                                                              ---------  ---------
    TOTAL LIABILITIES.......................................................    666,853    649,353
Shareholders' deficit (Notes A, E and F):
  Common stock, par value $.01:
    Authorized 50,000,000 shares
    Outstanding 16,800,000 shares...........................................        168        168
  Additional paid-in capital................................................     14,832     14,832
  Retained earnings (deficit)...............................................    (36,217)   (11,869)
  Unrealized appreciation (depreciation) on Insurance Subsidiary's
   investments in certain debt and equity securities........................         73     (2,060)
  Notes receivable from shareholders........................................       (625)      (625)
  Amount paid in excess of Motor's net assets...............................   (127,748)  (127,748)
                                                                              ---------  ---------
    TOTAL SHAREHOLDERS' DEFICIT.............................................   (149,517)  (127,302)
Commitments and contingencies (Note G)......................................
                                                                              ---------  ---------
    TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT.............................  $ 517,336  $ 522,051
                                                                              ---------  ---------
                                                                              ---------  ---------


                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)


                                                                               UNREALIZED
                                                                              APPRECIATION
                                                                             (DEPRECIATION)                      AMOUNT PAID
                                                    ADDITIONAL               ON INVESTMENTS         NOTES        IN EXCESS OF
                                         COMMON       PAID-IN     RETAINED     IN CERTAIN        RECEIVABLE      MOTOR'S NET
                                          STOCK       CAPITAL     EARNINGS     SECURITIES           FROM         ASSETS (NOTE
                                        (NOTE A)     (NOTE A)    (DEFICIT)      (NOTE E)        SHAREHOLDERS          A)
                                       -----------  -----------  ----------  ---------------  -----------------  ------------
BALANCES AT JANUARY 1, 1992..........   $     168    $  14,832   $   14,600     $     399         $    (625)     $   (127,748)
Unrealized depreciation on investment
 in equity securities................      --           --           --              (367)           --               --
Net loss.............................      --           --           (7,555)       --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1992........   $     168    $  14,832        7,045            32              (625)         (127,748)
Unrealized appreciation on investment
 in equity securities................      --           --           --                41            --               --
Net loss.............................      --           --          (43,262)       --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1993........   $     168    $  14,832      (36,217)           73              (625)         (127,748)
Unrealized depreciation on investment
 in certain debt and equity
 securities..........................      --           --           --            (2,133)           --               --
Net income...........................      --           --           24,348        --                --               --
                                            -----   -----------  ----------       -------            ------      ------------
BALANCES AT DECEMBER 31, 1994........   $     168    $  14,832   $  (11,869)    $  (2,060)        $    (625)     $   (127,748)
                                            -----   -----------  ----------       -------            ------      ------------
                                            -----   -----------  ----------       -------            ------      ------------


                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1992          1993          1994
                                                                          ------------  ------------  ------------
REVENUES:
  Trailer manufacturing and distribution................................  $    536,336  $    711,862  $    859,089
  Automotive products manufacturing.....................................       112,631       127,925       157,568
  Vehicular operations including rental income of $37,382 (1992);
   $38,360 (1993) and $38,712 (1994)....................................        40,580        42,103        43,653
  Insurance premiums earned.............................................        27,186        27,436        36,167
                                                                          ------------  ------------  ------------
    Total revenues......................................................       716,733       909,326     1,096,477
COST OF REVENUES:
  Cost of sales.........................................................      (561,546)     (728,471)     (870,656)
  Cost of vehicular operations..........................................       (30,120)      (30,916)      (32,066)
  Cost of insurance operations..........................................       (19,204)      (19,418)      (26,510)
                                                                          ------------  ------------  ------------
    Total cost of revenues..............................................      (610,870)     (778,805)     (929,232)
                                                                          ------------  ------------  ------------
GROSS PROFIT............................................................       105,863       130,521       167,245
Selling, general and administrative expense.............................       (76,877)      (83,176)      (91,600)
Interest expense........................................................       (42,726)      (41,614)      (40,165)
Interest income.........................................................         8,895         7,396         7,101
Other income (expense), net.............................................        (2,023)        3,494         1,002
Special charge -- Note G................................................       --             (7,500)      --
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE MINORITY EQUITY, INCOME TAXES, AND ACCOUNTING
 CHANGES................................................................        (6,868)        9,121        43,583
Minority equity (Notes B and I).........................................       --            --               (586)
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE INCOME TAXES AND ACCOUNTING CHANGES................        (6,868)        9,121        42,997
Income tax expense (Note J).............................................          (687)       (5,757)      (18,649)
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE ACCOUNTING CHANGES.................................        (7,555)        3,364        24,348
Accounting changes (Notes H and J)......................................       --            (46,626)      --
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $     (7,555) $    (43,262) $     24,348
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average number of shares used in per share computations (Note
 A).....................................................................        16,800        16,800        16,800
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
INCOME (LOSS) PER SHARE:
  Income (loss) before accounting changes...............................  $       (.45) $        .20  $       1.45
  Accounting changes....................................................       --              (2.78)      --
                                                                          ------------  ------------  ------------
    Net income (loss) per share.........................................  $       (.45) $      (2.58) $       1.45
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------


                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1992        1993        1994
                                                                              ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................................  $   (7,555) $  (43,262) $   24,348
  Adjustment to reconcile net income (loss) to net cash provided by operating activities:
    Accounting changes......................................................      --          46,626      --
    Depreciation and amortization...........................................      21,054      23,295      22,594
    Deferred income tax benefit.............................................      (4,311)     (8,512)     (9,044)
    Amortization of cost in excess of net assets acquired...................       1,250       1,250       1,250
    Amortization of debt discount...........................................       1,181       1,372       1,595
    (Gain) loss on sale of property, plant and equipment....................         217         207        (376)
    Investment gains........................................................        (690)     (1,079)       (276)
    Increase in minority equity.............................................      --          --             586
    Other noncash charges...................................................       6,386       7,562      10,203
    Changes in operating assets and liabilities:
      Accounts receivable...................................................     (12,788)    (11,970)    (15,140)
      Finance lease receivables.............................................       5,131       4,408       1,511
      Inventories...........................................................      (7,820)    (22,251)     (2,468)
      Other assets..........................................................      (5,634)        679      (2,463)
      Accounts payable......................................................       8,281      21,193       2,987
      Income taxes..........................................................       4,489         824       6,037
      Unpaid losses and loss adjustment expenses............................       5,046      (4,601)     (1,861)
      Unearned insurance premiums...........................................       4,673        (917)      2,656
      Postretirement benefits other than pension............................      --           4,497       1,452
      Other liabilities.....................................................       6,288      11,359      12,760
                                                                              ----------  ----------  ----------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES..............................      25,198      30,680      56,351
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................................     (17,549)    (20,006)    (18,209)
  Proceeds from disposal of property, plant and equipment and other
   productive assets........................................................       2,783       2,599       1,979
  Purchase of investments available for sale................................      --          --         (10,124)
  Purchase of investments held to maturity..................................     (32,190)    (64,052)    (13,220)
  Proceeds from sale of investments available for sale......................      --          --           2,769
  Proceeds from maturity and redemption of investments held to maturity.....      31,617      65,019      17,567
                                                                              ----------  ----------  ----------
NET CASH FLOW USED IN INVESTING ACTIVITIES..................................     (15,339)    (16,440)    (19,238)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings..................................................      32,090       2,500      10,069
  Repayments of borrowings..................................................     (39,772)    (17,967)    (14,672)
  Return of limited partner's capital.......................................      (1,035)       (894)    (37,713)
                                                                              ----------  ----------  ----------
NET CASH FLOW USED IN FINANCING ACTIVITIES..................................      (8,717)    (16,361)    (42,316)
                                                                              ----------  ----------  ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................       1,142      (2,121)     (5,203)
Beginning cash and cash equivalents.........................................      41,057      42,199      40,078
                                                                              ----------  ----------  ----------
ENDING CASH AND CASH EQUIVALENTS............................................  $   42,199  $   40,078  $   34,875
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------


                See notes to consolidated financial statements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

NOTE A -- ORGANIZATION
    On October 19, 1994, International Controls Corp. ("ICC") changed its name and its jurisdiction of incorporation through a merger into its wholly-owned subsidiary, Great Dane Holdings Inc. (the "Company"), a Delaware corporation. Each of the outstanding shares of common stock of ICC was converted into a pro rata portion of 1,000 shares of common stock, $1 par value per share, of the Company. As a result of the above, the Company has 3,000 shares of $1 par value common stock authorized and 1,000 shares issued and outstanding. On November 16, 1994, the Company's Board of Directors approved a resolution, subject to shareholder approval, to be effective prior to the consummation of an initial public offering, increasing the number of authorized shares of common stock to 50 million, reducing the par value to $0.01 per common share and splitting the shares 16,800 for 1. This resolution also authorized 5 million shares of $1 par value preferred stock. All share and per share data and affected amounts have been adjusted to reflect these changes as though they had occurred at the beginning of the earliest period presented.

    The Company has two operating subsidiaries, Great Dane Trailers, Inc. ("Great Dane") and Checker Motors Corporation ("Motors"). During 1989, the Company purchased all of the common stock of Motors, the general partner of Checker Motors Co., L.P. (the "Partnership"), a Delaware limited partnership (the "Motors acquisition").

    Immediately after the Motors acquisition, substantially all of Motors' former shareholders purchased, through Checker Holding Corp. ("Holding"), all of the outstanding common stock of the Company (the "Holding buyout"). Holding was created solely for the purpose of acquiring the stock of the Company and was subsequently merged into the Company. The Holding buyout has been accounted for as if Motors acquired the Company (a "reverse acquisition"), since there was no significant change in control of Motors.

    Under generally accepted accounting principles for reverse acquisitions, the net assets of Motors acquired in the Motors acquisition cannot be revalued to estimated fair value. Accordingly, the $127.7 million excess of the amount paid over the historical book value of Motors' net assets has been accounted for as a separate component reducing shareholders' equity and is not subject to amortization. The fair value of Motors' net assets, as estimated by management, is significantly greater than historical book value, but no appraisal of fair value is available.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Great Dane Holdings Inc. and its subsidiaries, including the Partnership and the Partnership's wholly-owned subsidiaries, including American Country Insurance Company ("Insurance Subsidiary"). All significant intercompany accounts and transactions have been eliminated.

    CASH  EQUIVALENTS:   The  Company considers  all highly  liquid investments,
other than Insurance Subsidiary investments, with a maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES:   Inventories are  stated at the  lower of cost  or market. The cost of inventories is determined principally on the last-in, first-out ("LIFO") method.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided based on the assets' estimated useful lives, principally by the straight-line method.

    Estimated depreciable lives are as follows:

Buildings......................................................  10-40 years
Transportation equipment.......................................   2-6 years
Machinery, equipment, furniture and fixtures...................  3-12 years

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INTANGIBLE ASSETS:   Intangible assets,  principally cost in  excess of  net
assets acquired and a trademark, are being amortized on the straight-line basis over periods of 5 to 40 years.

    CUSTOMER DEPOSITS: Substantially all customer deposits represent advanced payments from a customer in connection with tooling production for this customer.

    MINORITY INTEREST: Minority interest represents the limited partner's allocable share of the Partnership's net assets (see Notes G and I) and the share of net assets of South Charleston Stamping & Manufacturing Company ("SCSM") allocable to the minority interest holder.

    REVENUE RECOGNITION: Revenues from sales of trailers that are manufactured in response to customers' orders are recorded when such products are completed and invoiced. Rental income from vehicle leases is recognized as earned. Vehicles are generally leased on a daily or weekly basis to unaffiliated operators. Insurance Subsidiary premiums are recognized as income ratably over the period covered by the policies. Unearned premium reserves are calculated on the monthly pro-rata basis. Realized gains and losses on investments are determined on a specific identification basis and are included in the determination of net income.

    DEBT  ISSUE EXPENSE:   Expenses incurred in connection  with the issuance of
debt are capitalized and amortized as interest expense over the life of the debt.

    LOSSES AND LOSS ADJUSTMENT EXPENSES: The Insurance Subsidiary's liability for unpaid losses and loss adjustment expenses represents an estimate of the ultimate net costs of all losses which are unpaid at the balance sheet dates, and is determined using case-basis evaluations and statistical analysis. These estimates are continually reviewed and any adjustments which become necessary are included in current operations. Since the liability is based on estimates, the ultimate settlement of losses and the related loss adjustment expenses may vary from the amounts included in the consolidated financial statements.

    RECLASSIFICATION:__Certain 1993 amounts have been reclassified to conform to the 1994 classification.

NOTE C -- INVENTORIES
    Inventories are summarized below (dollars in thousands):

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                  1993       1994
                                                                                ---------  ---------
Raw materials.................................................................  $  53,105  $  60,998
Work-in-process...............................................................     10,956     15,877
Finished goods................................................................     30,051     19,705
                                                                                ---------  ---------
                                                                                $  94,112  $  96,580
                                                                                ---------  ---------
                                                                                ---------  ---------

    Inventories would not differ materially if the first-in, first-out costing method were used for inventories costed by the LIFO method.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment are summarized below (dollars in thousands):

                                                                                  DECEMBER 31,
                                                                            -------------------------
                                                                               1993          1994
                                                                            -----------  ------------
Land and buildings........................................................  $    54,167  $     56,430
Transportation equipment..................................................       32,830        31,597
Machinery, equipment, furniture and fixtures..............................      125,067       129,085
                                                                            -----------  ------------
                                                                                212,064       217,112
Less accumulated depreciation and amortization............................      (89,709)     (103,164)
                                                                            -----------  ------------
                                                                            $   122,355  $    113,948
                                                                            -----------  ------------
                                                                            -----------  ------------

NOTE E -- INVESTMENTS
    Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this statement, prior period financial statements have not been restated to reflect the change in accounting principle. The opening balance of shareholders' deficit was decreased by $1.4  million (net  of $0.8 million  in deferred  income taxes)  to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

    Insurance company management evaluated the investment portfolio and, based on the Insurance Subsidiary's ability and intent, has classified securities between the held-to-maturity and available-for-sale categories. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' deficit.

    Following is a summary of held-to-maturity and available-for-sale securities of the Insurance Subsidiary, which are generally reserved for Insurance Subsidiary operations, as of December 31, 1994:

                                                                     HELD-TO-MATURITY
                                                    ---------------------------------------------------
                                                                   GROSS         GROSS       ESTIMATED
                                                                UNREALIZED     UNREALIZED      FAIR
                                                      COST         GAINS         LOSSES        VALUE
                                                    ---------  -------------  ------------  -----------
U.S. Treasury securities and obligations of U.S.
 Government corporations and agencies.............  $   7,285    $      73     $      143    $   7,215
Obligations of states and political
 subdivisions.....................................      8,828           51            367        8,512
Mortgage-backed securities........................      3,142       --                200        2,942
Corporate and other debt securities...............     25,943           88          1,005       25,026
                                                    ---------        -----    ------------  -----------
                                                    $  45,198    $     212     $    1,715    $  43,695
                                                    ---------        -----    ------------  -----------
                                                    ---------        -----    ------------  -----------

                                                                    AVAILABLE-FOR-SALE
                                                    ---------------------------------------------------
                                                                   GROSS         GROSS       ESTIMATED
                                                                UNREALIZED     UNREALIZED      FAIR
                                                      COST         GAINS         LOSSES        VALUE
                                                    ---------  -------------  ------------  -----------
Obligations of states and political subdivisions..  $   9,958    $      10     $      689    $   9,279
Corporate and other debt securities...............     23,198          272          1,148       22,322
                                                    ---------        -----    ------------  -----------
    Total debt securities.........................     33,156          282          1,837       31,601
Equity securities.................................     15,994          227          1,926       14,295
                                                    ---------        -----    ------------  -----------
    Total available-for-sale......................  $  49,150    $     509     $    3,763    $  45,896
                                                    ---------        -----    ------------  -----------
                                                    ---------        -----    ------------  -----------

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE E -- INVESTMENTS (CONTINUED)
    The amortized cost and estimated market value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                  HELD-TO-MATURITY
                                                                                --------------------
                                                                                            ESTIMATED
                                                                                              FAIR
                                                                                  COST       VALUE
                                                                                --------    --------
Due in one year or less......................................................   $  7,300    $ 7,314
Due after one year through five years........................................     28,338     27,512
Due after five years through ten years.......................................      4,424      4,074
Due after ten years..........................................................      1,994      1,853
                                                                                --------    --------
                                                                                  42,056     40,753
Mortgage-backed securities...................................................      3,142      2,942
                                                                                --------    --------
                                                                                $ 45,198    $43,695
                                                                                --------    --------
                                                                                --------    --------


                                                                                 AVAILABLE-FOR-SALE
                                                                                --------------------
                                                                                            ESTIMATED
                                                                                              FAIR
                                                                                  COST       VALUE
                                                                                --------    --------
Due in one year or less......................................................   $    289    $   284
Due after one year through five years........................................      2,847      2,833
Due after five years through ten years.......................................     19,296     18,132
Due after ten years..........................................................     10,724     10,352
                                                                                --------    --------
                                                                                $ 33,156    $31,601
                                                                                --------    --------
                                                                                --------    --------

    The proceeds from sales of available-for-sale securities was $2.8 million for the year ended December 31, 1994. No gross gains or gross losses were realized on those sales during the year ended December 31, 1994.

    Bonds with an amortized cost of $2.3 million at December 31, 1994, were on deposit to meet certain regulatory requirements.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- BORROWINGS

    Long-term debt is summarized below (dollars in thousands) (see Note O):

                                                                                   DECEMBER 31,
                                                                             ------------------------
                                                                                1993         1994
                                                                             -----------  -----------
12 3/4% Senior Subordinated Debentures less debt discount of $11,124 (1993)
 and $9,725 (1994).........................................................  $   120,916  $   122,315
14 1/2% Subordinated Discount Debentures less debt discount of $6,531
 (1993) and $6,335 (1994)..................................................       54,816       55,012
Notes payable to shareholders..............................................       30,000       30,000
Great Dane term loan payable...............................................       21,511       17,411
Great Dane Revolving credit line...........................................       17,132       27,201
Partnership term loan payable..............................................       22,500       16,500
Equipment term loan........................................................        5,500        3,500
Economic Development term loan.............................................       10,909       10,375
Installment notes..........................................................          979      --
Other debt.................................................................        7,010        5,951
                                                                             -----------  -----------
                                                                                 291,273      288,265
Less current portion.......................................................      (14,321)     (13,613)
                                                                             -----------  -----------
                                                                             $   276,952  $   274,652
                                                                             -----------  -----------
                                                                             -----------  -----------

    Interest on the $132 million face value of 12 3/4% Senior Subordinated Debentures is payable semiannually at the stated rate. The recorded debt discount is being amortized as interest expense over the expected life of the debentures using an imputed interest rate of approximately 15% compounded semiannually. Under the terms of the debentures, the Company's payment of dividends is limited to, among other things, 50% of consolidated net income subsequent to June 30, 1986, plus $12 million. At December 31, 1994, the Company was restricted from paying a dividend. The debentures are redeemable at the option of the Company in whole or in part at a decreasing premium. The debentures are subject to redemptions through a sinking fund whereby the Company is required to make five annual sinking fund payments of $18 million commencing August 1, 1996, with the final payment due August 1, 2001.

    Interest on the $61 million face value of 14 1/2% Subordinated Discount Debentures is payable semiannually at the stated rate. The recorded debt discount is being amortized as interest expense over the expected life of the debentures using an imputed interest rate of approximately 16.7% compounded semiannually. The 14 1/2% debentures are subject to redemption through a sinking fund whereby the Company is required to redeem, at their face value, on January 1 in each of the years 1997 through 2005, 7 1/2% of the principal amount of the debentures outstanding on January 1, 1997. The balance of debentures are due January 1, 2006. The debentures are callable any time at their face value and are subordinated to all present or future indebtedness of the Company not expressly subordinated to, or on a parity with, the debentures.

    The notes payable to shareholders, which were paid off in February 1995 (See Note O) bore interest payable quarterly in arrears at an annual rate equal to the prime rate of a New York bank (8.5% at December 31, 1994) plus 3 1/2%.

    In March 1990, Great Dane entered into a five year loan and security agreement ("Agreement") with certain banks. The Agreement made available to Great Dane a $33 million five-year term loan and a $47 million revolving credit line. In 1993, the maximum revolving credit line was increased to $65 million. The amount available under the revolving credit line is based upon the amount of Great Dane's eligible trade accounts receivable and inventory as defined in the Agreement. The additional amount

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- BORROWINGS (CONTINUED)
available under the revolving credit line under the borrowing base terms of the Agreement totaled $30.2 million at December 31, 1994. The term loan is payable in equal monthly installments of $0.34 million plus interest at the bank's prime interest rate (8.5% at December 31, 1994) plus 1 1/2%, with the balance due in March 1995. The revolving credit line is due in 1995 and requires interest payments at the bank's prime rate (8.5% at December 31, 1994) plus 1 1/2%. In February 1995, Great Dane entered into an amended and restated loan and security agreement with certain banks (See Note O). Accordingly, since these obligations have been refinanced on a long-term basis, the amounts have been classified as long-term debt as of December 31, 1994.

    All borrowings under the Agreement are fully secured by substantially all of the Great Dane assets. The Agreement requires Great Dane to, among other things, comply with certain financial covenants, and limits the amount of loans and transfers to the Company, limits additions to and sales of Great Dane's fixed assets and limits additional Great Dane borrowings. Under the most restrictive covenant, no additional transfers of funds to the Company are available until after December 31, 1994.

    During 1992, the Partnership entered into a Loan and Guaranty Agreement with a bank pursuant to which the bank provided a $30 million term loan to the Partnership. The term loan requires twenty quarterly principal payments of $1.5 million, plus interest at the bank's prime rate (8.5% at December 31, 1994) plus 1 1/4%, which payments commenced December 31, 1992. The term loan is secured by substantially all of the Partnership's assets, excluding the stock of the Insurance Subsidiary. The term loan agreement, which is guaranteed by Motors, requires Motors to, among other things, comply with certain financial covenants and limits additional loans to Motors.

    The equipment term loan requires quarterly payments of $0.5 million plus interest at the bank's prime rate (8.5% at December 31, 1994) plus 1 1/4%. The obligation is secured by certain machinery and equipment with a net carrying amount of $5.9 million at December 31, 1994.

    In connection with the Partnership term loan and the equipment term loan, Motors is required to comply with certain financial covenants.

    The economic development term loan, which is guaranteed by Motors, is payable by SCSM to the West Virginia Economic Development Authority, and requires monthly payments of $0.1 million, including interest at 5% with the unpaid balance due 2008. The interest rate will be adjusted in April 1998 and 2003, so as to remain equal to 75% of the base rate, as defined, plus 1/2%. The loan is secured by certain machinery and equipment with a net carrying amount of $22.5 million at December 31, 1994.

    Maturities of long-term debt for the four years subsequent to 1995, after giving effect to the payoff of the notes payable to shareholders and to the refinancing of Great Dane's and Motors' debt, are as follows: $14.2 million in 1996, $32.2 million in 1997, $32.2 million in 1998 and $29.0 million in 1999.

    Interest paid totaled $42.4 million in 1992, $39.8 million in 1993 and $38.5 million in 1994.

    SCSM has a line of credit with a bank totaling $7.5 million at December 31, 1994. Borrowing under the line ($5.0 million at December 31, 1994) bears interest at the bank's prime rate (8.5% at December 31, 1994) plus 1%.

    The Partnership has $3.8 million available under a line of credit with a bank. Borrowings under the line ($0 at December 31, 1994) bear interest at the bank's prime rate (8.5% at December 31, 1994) plus 1%.

    The weighted average interest rate on short-term borrowings outstanding as of December 31, 1993 and 1994 was 7.25% and 9.75%, respectively.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE G -- COMMITMENTS AND CONTINGENCIES
    On February 8, 1989, the Boeing Company ("Boeing") filed a lawsuit naming the Company, together with three prior subsidiaries of the Company, as defendants in Case No. CV89-119MA, United States District Court for the District of Oregon. In that lawsuit, Boeing sought damages and declaratory relief for past and future costs resulting from alleged groundwater contamination at a location in Gresham, Oregon, where the three prior subsidiaries of the Company formerly conducted business operations. On December 22, 1993, the Company entered into a settlement with Boeing, settling all claims asserted by Boeing in the lawsuit. Pursuant to the settlement terms, the Company will pay Boeing $12.5 million over the course of five years, at least $5 million of which has been committed by certain insurance companies in the form of cash or irrevocable letters of credit. In accordance with the settlement agreement, Boeing's claims against the Company and the three former subsidiaries have been dismissed with prejudice and Boeing has released and indemnified the Company with respect to certain claims. Accordingly, a $7.5 million special charge was recorded in 1993, to provide for the cost associated with this legal proceeding.

    On March 4, 1992, Motors received notice that the Insurance Commissioner of the State of California, as Conservator and Rehabilitator of ELIC, a limited partner of the Partnership, had filed an Amendment to the Application for Order of Conservation filed in Superior Court of the State of California for the County of Los Angeles. The amendment seeks to add to the Order, dated April 11, 1991, Motors, the Partnership and Checker Holding Corp. III, a limited partner of the Partnership. The amendment alleges that the action by Motors invoking provisions of the Partnership Agreement that alter ELIC's rights in the Partnership upon the occurrence of certain events is improper and constitutes an impermissible forfeiture of ELIC's interest in the Partnership and a breach of fiduciary duty to ELIC. The amendment seeks (a) a declaration of the rights of the parties in the Partnership and (b) damages in an unspecified amount. The Partnership believes that it has meritorious defenses to the claims of ELIC. On April 15, 1994, the Company and the Conservator entered into a letter agreement pursuant to which the Company agreed to purchase ELIC's interest in the
Partnership for $37 million. On May 26, 1994, the California Court approved a settlement of this litigation. Pursuant to the Settlement Agreement, on December 22, 1994, Motors redeemed ELIC's interest in the Partnership for $37.0 million (the "Minority Interest Redemption") and the litigation was thereafter dismissed with prejudice. Under certain circumstances, if all or substantially all of the assets of the Partnership are sold within five years of the consummation of the Minority Interest Redemption, ELIC may be entitled to receive a payment equal to the positive difference between (x) the distribution ELIC would have received upon liquidation of the Partnership as a result of such transaction, calculated in accordance with the provisions of the Partnership Agreement as if it had continued to hold its partnership interest, and (y) the future value of $37.0 million calculated at 15% per annum from the date of the Minority Interest Redemption to the date of such transaction.

    In 1988, Great Dane entered into an operating agreement with the purchaser of a previously wholly-owned finance company ("Finance"). Under the terms of the agreement, the purchaser is given the opportunity to finance certain sales of Great Dane. The 1988 operating agreement requires that Great Dane, among other things, (i) not finance the sale of its products for the first eight years and
(ii) maintain a minimum net worth as defined in the agreement. In addition, under this operating agreement, Great Dane is liable to the purchaser for 50% of losses incurred in connection with the realization of certain new receivables financed by the purchaser subsequent to the sale of Finance subject to certain maximums. Failure to comply with these requirements of the agreement would result in Great Dane having to repay the purchaser varying amounts reducing to $5 million during the year ending September 8, 1996. At December 31, 1994, Great Dane was in compliance with the provisions of the operating agreement.

    In addition, at December 31, 1994, the Company has guaranteed the realization of receivables of approximately $0.6 million in connection with the sale of Finance and is partially responsible for the realization of new receivables of approximately $156.9 million financed by the purchaser under the

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE G -- COMMITMENTS AND CONTINGENCIES (CONTINUED) operating agreement subject to certain maximums. In addition to Great Dane's guarantee, these receivables are also collateralized by a security interest in the respective trailers originally sold by Great Dane. A loss reserve of $3.1 million, for potential losses that may be incurred on the ultimate realization of these receivables, is included in other accrued and other non-current liabilities in the December 31, 1994, consolidated balance sheet.

    To secure certain obligations, the Company and its subsidiaries had outstanding letters of credit aggregating approximately $3.4 million at December 31, 1994, which letters of credit were fully secured by cash deposits included in other assets in the consolidated balance sheets. In addition, Great Dane has standby letters of credit aggregating approximately $7.6 million and the Partnership has standby letters of credit aggregating approximately $1.2 million outstanding at December 31, 1994.

    The Company and certain of its subsidiaries have employment agreements with three officers of the Company that provide for minimum annual compensation of approximately $1.8 million. The contracts expire on various dates from June 1995 to February 1997.

    The Company and its subsidiaries lease real estate and equipment. Certain leases are renewable and provide for monthly rentals, real estate taxes and other operating expenses. The Company believes that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Rental expense under operating leases was approximately $3.8 million in 1992, $4.8 million in 1993, and $5.5 million in 1994. Minimum rental obligations for all noncancelable operating leases at December 31, 1994 are as follows: $3.0 million in 1995, $2.8 million in 1996, $2.6 million in 1997, $2.5 million in 1998, $2.4 million in 1999, and $14.6 million thereafter.

    Management believes that none of the above legal actions, guarantees or commitments will have a material adverse effect on the Company's consolidated financial position.

NOTE H -- RETIREMENT PLANS
    The Company and its subsidiaries have defined benefit pension plans applicable to substantially all employees. The contributions to these plans are based on computations by independent actuarial consultants. The Company's general funding policy is to contribute amounts required to maintain funding standards in accordance with the Employee Retirement Income Security Act. Employees' benefits are based on years of service and the employees' final average earnings, as defined by the plans.

    Net periodic pension cost includes the following components (dollars in thousands):

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1992       1993       1994
                                                                                     ---------  ---------  ---------
Service cost -- benefits earned (normal cost)......................................  $   1,473  $   1,752  $   2,384
Interest on projected benefit obligation...........................................      3,565      3,972      4,384
Return on investments..............................................................     (2,718)    (2,867)    (1,007)
Net amortization and deferral......................................................        129        328     (1,459)
                                                                                     ---------  ---------  ---------
Net periodic pension cost charged to expense.......................................  $   2,449  $   3,185  $   4,302
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Gains and losses and prior service cost are amortized over periods ranging from seven to fifteen years. Other assumptions used in the calculation of the actuarial present value of the projected benefit obligation were as follows:

                                                                              1992          1993          1994
                                                                          ------------  ------------  ------------
Discount rate...........................................................     8 1/4%        7 1/2%     7 1/2% - 8%
Rate of increase in compensation levels.................................    4% - 5%     4% - 4 1/4%   4% - 4 1/4%
Long-term rate of return on assets......................................  5% - 9 1/2%   5% - 9 1/2%     5% - 9%

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- RETIREMENT PLANS (CONTINUED)
    The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets (dollars in thousands):

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1993        1994
                                                                              ----------  ----------
Actuarial present value of benefit obligations:
  Vested benefit obligations................................................  $   41,846  $   44,642
                                                                              ----------  ----------
                                                                              ----------  ----------
  Accumulated benefit obligation............................................  $   44,731  $   47,836
                                                                              ----------  ----------
                                                                              ----------  ----------
Plan assets (principally guaranteed investment contracts with insurance
 companies).................................................................  $   41,664  $   43,541
Projected benefit obligation................................................      54,568      60,655
                                                                              ----------  ----------
Projected benefit obligation in excess of plan assets.......................     (12,904)    (17,114)
Unrecognized prior service cost.............................................       1,115         778
Unrecognized net loss.......................................................       1,687       6,353
Minimum liability...........................................................      (1,450)     (2,351)
Unrecognized net obligation at transition...................................       1,819       1,591
                                                                              ----------  ----------
Pension liability recognized in the balance sheets..........................      (9,733)    (10,743)
Less noncurrent liability...................................................       6,442       6,943
                                                                              ----------  ----------
Current pension liability...................................................  $   (3,291) $   (3,800)
                                                                              ----------  ----------
                                                                              ----------  ----------

    Relative positions and undertakings in multiemployer pension plans covering certain of the Partnership's employees are not presently determinable. Expenses related to multiemployer pension plans totaled $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 1992, 1993 and 1994, respectively.

    Expense related to defined contribution plans, which is based on a stipulated contribution for hours worked or employee contributions, approximated $0.3 million in 1992, $0.5 million in 1993 and $0.5 million in 1994.

    The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees. The Company's policy is to fund the cost of medical benefits as paid. Prior to 1993, the Company recognized expense in the year the benefits were provided. The amount charged to expense for these benefits was approximately $2.5 million in 1992. Effective January 1, 1993, the Company adopted SFAS No.106, "Employers Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the cost of providing postretirement benefits, including medical and life insurance coverage, during the active service period of the employee. The Company recorded a charge of $29.7 million (net of taxes of $16.5 million), or $1.78 per share, during 1993 to reflect the cumulative effect of this change in accounting principle.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- RETIREMENT PLANS (CONTINUED)
    The following table sets forth the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1993        1994
                                                                              ----------  ----------
Accumulated post retirement obligation:
  Retirees..................................................................  $  (34,040) $  (32,473)
  Fully eligible active plan participants...................................      (4,319)     (5,315)
  Other active plan participants............................................     (11,218)     (9,751)
                                                                              ----------  ----------
                                                                                 (49,577)    (47,539)
  Unrecognized net (gain) loss..............................................       1,119      (2,568)
  Unrecognized prior service cost...........................................      (3,432)     (3,146)
                                                                              ----------  ----------
  Accrued postretirement benefit liability recorded in balance sheets.......     (51,890)    (53,253)
  Less noncurrent liability.................................................      49,609      51,061
                                                                              ----------  ----------
  Current postretirement benefit liability..................................  $   (2,281) $   (2,192)
                                                                              ----------  ----------
                                                                              ----------  ----------

    Net periodic postretirement benefit cost includes the following components (in thousands):

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1993        1994
                                                                              ----------  ----------
Service cost................................................................  $      634  $      541
Interest cost...............................................................       3,888       3,625
Unrecognized prior service cost.............................................      --            (286)
                                                                              ----------  ----------
                                                                              $    4,522  $    3,880
                                                                              ----------  ----------
                                                                              ----------  ----------

    The health care cost trend rate as of December 31, 1994, ranges from 12.6% down to 5.5% over the next 20 years and remains level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $2.9 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 8.0% at December 31, 1993 and 1994, respectively.

    The effect of adopting SFAS No. 106 decreased 1993 pre-tax income by $2.0 million as compared to 1992.

NOTE I -- MINORITY EQUITY

    On April 11, 1991, ELIC was placed in conservatorship. In accordance with the provisions of the Partnership Agreement, the Partnership continues, but ELIC's interest in the Partnership and rights under the Partnership Agreement are limited to the right to receive the balance of its capital account as calculated and on the terms set forth in the Partnership Agreement. On December 22, 1994, the Company purchased ELIC's interest in the Partnership for $37 million.

    Minority equity for the year ended December 31, 1994, represents the minority interest holder's allocable share of SCSM's net income for the period.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

NOTE J -- INCOME TAXES
    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years financial statements have not been restated. The Company recorded a charge of $16.9 million, or $1.00 per share, during 1993 to reflect the cumulative effect of this change in accounting principle. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets and liabilities as of December 31, 1993 and 1994 are as follows (dollars in thousands):


                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1993       1994
                                                                                   ---------  ---------
Deferred tax assets:
  Other postretirement benefits..................................................  $  18,961  $  19,675
  Pension........................................................................      3,377      2,799
  Reserves.......................................................................     10,986     13,143
  Bad debt reserve...............................................................      1,601      1,769
  Other..........................................................................      5,555      6,868
                                                                                   ---------  ---------
                                                                                      40,480     44,254
  Valuation allowance............................................................     (1,000)    (1,000)
                                                                                   ---------  ---------
                                                                                      39,480     43,254
Deferred tax liabilities:
  Property, plant and equipment..................................................     31,646     28,519
  Finance lease receivables......................................................        517     --
  Debenture discount.............................................................      4,647      4,354
  Intangible assets..............................................................      5,249      4,525
  Inventory......................................................................      3,624      2,530
  Other..........................................................................        645         76
                                                                                   ---------  ---------
                                                                                      46,328     40,004
                                                                                   ---------  ---------
Net deferred tax assets (liabilities)............................................  $  (6,848) $   3,250
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    The components of income tax expense are as follows (dollars in thousands):

                                                                                    LIABILITY METHOD
                                                                                 ----------------------
                                                              DEFERRED METHOD          YEAR ENDED
                                                             ------------------       DECEMBER 31,
                                                                 YEAR ENDED      ----------------------
                                                             DECEMBER 31, 1992      1993        1994
                                                             ------------------  ----------  ----------
Current taxes:
  Federal..................................................      $   (3,296)     $  (10,244) $  (23,395)
  State....................................................          (1,702)         (4,025)     (4,298)
                                                                    -------      ----------  ----------
                                                                     (4,998)        (14,269)    (27,693)
Deferred taxes.............................................           4,311           8,512       9,044
                                                                    -------      ----------  ----------
Income tax expense.........................................      $     (687)     $   (5,757) $  (18,649)
                                                                    -------      ----------  ----------
                                                                    -------      ----------  ----------

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE J -- INCOME TAXES (CONTINUED)
    The components of the deferred tax benefit are as follows (dollars in thousands):

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                               1992
                                                                                          --------------
Tax depreciation less than book depreciation............................................    $    1,742
Finance leases..........................................................................           (37)
Inventory reserves......................................................................           505
Financing costs.........................................................................           (75)
Warranty reserves.......................................................................            22
Other reserves..........................................................................           602
Partnership allocation..................................................................         1,469
Other...................................................................................            83
                                                                                               -------
Deferred tax benefit....................................................................    $    4,311
                                                                                               -------
                                                                                               -------

    Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes. The reasons for these differences are as follows (dollars in thousands):

                                                                                    LIABILITY METHOD
                                                                                 ----------------------
                                                              DEFERRED METHOD
                                                             ------------------   YEAR ENDED DECEMBER
                                                                 YEAR ENDED               31,
                                                                DECEMBER 31,     ----------------------
                                                                    1992            1993        1994
                                                             ------------------  ----------  ----------
Computed expected tax benefit (expense)....................      $    2,335      $   (3,192) $  (15,049)
(Increase) decrease in taxes resulting from:
  State income taxes, net of federal income tax benefit....          (1,123)         (2,616)     (2,794)
  Appraisal depreciation...................................          (1,024)         --          --
  Amortization of goodwill and other items.................            (530)           (643)       (714)
  Nontaxable Partnership income............................             574             446         286
  Other....................................................            (919)            248        (378)
                                                                    -------      ----------  ----------
Actual tax expense.........................................      $     (687)     $   (5,757) $  (18,649)
                                                                    -------      ----------  ----------
                                                                    -------      ----------  ----------

    Income taxes paid totaled $3.9 million in 1992, $13.4 million in 1993 and $24.5 million in 1994.

NOTE K -- RELATED PARTY TRANSACTIONS

    The Company leases an airplane owned by a corporation of which a director is the sole shareholder. Lease expenses totaled $0.7 million each year in 1992 and 1993 and $1.1 million in 1994.

NOTE L -- INDUSTRY SEGMENT INFORMATION
    The Company operates in four principal segments:

        TRAILER MANUFACTURING SEGMENT -- Manufacturing and distribution of highway truck trailers.

        AUTOMOTIVE  PRODUCTS  SEGMENT  --  Manufacturing  metal  stampings   and
    assemblies and coordination of related tooling production for motor vehicle manufacturers.

        VEHICULAR OPERATIONS SEGMENT -- Leasing taxicabs.

        INSURANCE  OPERATIONS  SEGMENT  --   Providing  property  and   casualty
    insurance coverage to the Partnership and to outside parties.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE L -- INDUSTRY SEGMENT INFORMATION (CONTINUED)
    Trailer Manufacturing segment sales to J. B. Hunt totaled approximately $50.0 million in 1992, $92.3 million in 1993 and $85.3 million in 1994.

    Automotive product net sales to General Motors Corporation totaled approximately $109.1 million in 1992, $121.5 million in 1993 and $145.9 million in 1994 (includes accounts receivable of $8.9 million, $8.9 million and $13.0 million at December 31, 1992, 1993 and 1994, respectively).

    Industry segment data is summarized as follows (dollars in thousands):

                                        TRAILER      AUTOMOTIVE    VEHICULAR     INSURANCE
                                     MANUFACTURING    PRODUCTS     OPERATIONS    OPERATIONS   ELIMINATIONS    CONSOLIDATED
                                    ---------------  -----------  ------------  ------------  -------------  --------------
1992
  Revenues:
    Outside customers.............    $   536,336     $ 112,631    $   40,580    $   27,186    $   --        $     716,733
    Intersegment sales............        --                  1         4,043        13,161        (17,205 )      --
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    $      536,336   $  112,632   $    44,623   $    40,347   $    (17,205 ) $     716,733
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    ---------------  -----------  ------------  ------------  -------------  --------------
  Operating profit (loss).........  $       17,590   $   11,622   $     5,727   $    (1,557 )                $      33,382
  Corporate expenses..............                                                                                  (4,396 )
  Interest income:
    Segment.......................           1,168                                    6,321                          7,489
    Corporate.....................                                                                                   1,406
  Interest expense:
    Segment.......................          (5,852 )                                                                (5,852 )
    Corporate.....................                                                                                 (36,874 )
  Other expenses, net.............                                                                                  (2,023 )
                                                                                                             --------------
  Loss before income taxes........                                                                           $      (6,868 )
                                                                                                             --------------
                                                                                                             --------------
  Identifiable assets.............  $      230,465   $   66,561   $    25,516   $   117,960                  $     440,502
  Partnership assets..............                                                                                  38,712
  Corporate assets................                                                                                  14,549
                                                                                                             --------------
  Total assets at December 31,
   1992...........................                                                                           $     493,763
                                                                                                             --------------
                                                                                                             --------------
  Depreciation and amortization:
    Segment.......................  $        6,303   $    4,148   $    10,099   $       462                  $      21,012
    Other.........................                                                                                      42
  Capital expenditures............           4,996        1,889        10,412           252                         17,549

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE L -- INDUSTRY SEGMENT INFORMATION (CONTINUED)

                                        TRAILER      AUTOMOTIVE    VEHICULAR     INSURANCE
                                     MANUFACTURING    PRODUCTS     OPERATIONS    OPERATIONS   ELIMINATIONS    CONSOLIDATED
                                    ---------------  -----------  ------------  ------------  -------------  --------------
1993
  Revenues:
    Outside customers.............    $   711,862     $ 127,925    $   42,103    $   27,436    $   --        $     909,326
    Intersegment sales............        --             --             4,346        13,400        (17,746 )      --
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    $      711,862   $  127,925   $    46,449   $    40,836   $    (17,746 ) $     909,326
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    ---------------  -----------  ------------  ------------  -------------  --------------
  Operating profit (loss).........  $       32,381   $   15,306   $     6,251   $    (1,947 ) $    --        $      51,991
  Corporate expense...............                                                                                  (4,646 )
  Interest income:
    Segment.......................             428                                    5,877                          6,305
    Corporate.....................                                                                                   1,091
  Interest expense:
    Segment.......................          (4,811 )                                                                (4,811 )
    Corporate.....................                                                                                 (36,803 )
  Special charge..................                                                                                  (7,500 )
  Other income, net...............                                                                                   3,494
                                                                                                             --------------
  Income before income taxes......                                                                           $       9,121
                                                                                                             --------------
                                                                                                             --------------
  Identifiable assets.............  $      259,837   $   67,937   $    20,493   $   116,692                  $     464,959
  Partnership assets..............                                                                                  37,701
  Corporate assets................                                                                                  14,676
                                                                                                             --------------
  Total assets at December 31,
   1993...........................                                                                           $     517,336
                                                                                                             --------------
                                                                                                             --------------
  Depreciation and amortization...  $        8,280   $    4,991   $     9,530   $       494                  $      23,295
  Capital expenditures............           7,265        4,728         7,913           100                         20,006

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE L -- INDUSTRY SEGMENT INFORMATION (CONTINUED)

                                        TRAILER      AUTOMOTIVE    VEHICULAR     INSURANCE
                                     MANUFACTURING    PRODUCTS     OPERATIONS    OPERATIONS   ELIMINATIONS    CONSOLIDATED
                                    ---------------  -----------  ------------  ------------  -------------  --------------
1994
  Revenues:
    Outside customers.............    $   859,089     $ 157,568    $   43,653    $   36,167    $   --        $   1,096,477
    Intersegment sales............        --             --             3,648        12,145        (15,793 )      --
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    $      859,089   $  157,568   $    47,301   $    48,312   $    (15,793 ) $   1,096,477
                                    ---------------  -----------  ------------  ------------  -------------  --------------
                                    ---------------  -----------  ------------  ------------  -------------  --------------
  Operating profit (loss).........  $       58,619   $   19,652   $     6,824   $      (916 ) $    --        $      84,179
  Corporate expenses..............                                                                                  (8,534 )
  Interest income:
    Segment.......................                                                    5,510                          5,510
    Corporate.....................                                                                                   1,591
  Interest expense:
    Segment.......................          (3,784 )                                                                (3,784 )
    Corporate.....................                                                                                 (36,381 )
  Other expenses, net.............                                                                                   1,002
  Minority equity.................                                                                                    (586 )
                                                                                                             --------------
  Income before income taxes......                                                                           $      42,997
                                                                                                             --------------
                                                                                                             --------------
  Identifiable assets.............  $      264,147   $   81,976   $    17,827   $   116,062                  $     480,012
  Partnership assets..............                                                                                  36,776
  Corporate assets................                                                                                   5,263
                                                                                                             --------------
  Total assets at December 31,
   1994...........................                                                                           $     522,051
                                                                                                             --------------
                                                                                                             --------------
  Depreciation and amortization:
    Segment.......................  $        7,876   $    5,294   $     8,992   $       409                  $      22,571
    Other.........................                                                                                      23
  Capital expenditures:
    Segment.......................           8,937        1,152         7,580           215                         17,884
    Other.........................                                                                                     325

    Intersegment sales are accounted for at prices comparable to normal unaffiliated customer sales. Corporate and Partnership assets consist of short-term investments, savings deposits and certain other assets.

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

    CASH  AND CASH  EQUIVALENTS:   The carrying  amount reported  in the balance
sheet for cash and cash equivalents approximates its fair value.

    INDEBTEDNESS: The carrying amounts of the Company's notes payable to shareholders, Great Dane term loan payable, Great Dane revolving credit line, Partnership term loan payable, equipment term loan, economic development term loan and line of credit approximate their fair value. The fair

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE M -- FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED) values of the Company's 12 3/4% Senior Subordinated Debentures and 14 1/2% Subordinated Discount Debentures are based on quoted market prices. The fair values of the Company's other indebtedness is estimated using discounted cash flow analyses based on current market rates.

    The carrying amount and fair value of the Company's indebtedness at December 31, 1994, are as follows (dollars in thousands):

                                                                        CARRYING AMOUNT   FAIR VALUE
                                                                       -----------------  -----------
Long-term debt and notes payable.....................................     $   293,265     $   292,000

NOTE N -- SELECTED QUARTERLY DATA (UNAUDITED)

                                        1993 QUARTER ENDED                               1994 QUARTER ENDED
                          ----------------------------------------------    ---------------------------------------------
                                                  SEPTEMBER    DECEMBER                             SEPTEMBER    DECEMBER
                          MARCH 31     JUNE 30       30           31        MARCH 31     JUNE 30       30           31
                          ---------    --------   ---------    ---------    ---------    --------   ---------    --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues...............   $204,933     $225,407   $230,655     $248,331     $271,680     $277,622   $256,679     $290,496
Gross profit...........     29,302       33,808     31,126       36,285       40,845       44,969     39,495     41,936
Income (loss) before
 accounting changes....       (744)       1,350       (536)       3,294        6,386        8,391      2,310      7,261
Accounting changes.....    (46,626)       --         --           --           --           --            --       --
Net income (loss)......    (47,370)       1,350       (536)       3,294        6,386        8,391      2,310      7,261
Income (loss) per
 share:
  Income (loss) before
   accounting
   changes.............   $   (.04)    $    .08   $   (.03)    $    .19     $    .38     $    .50   $    .14     $  .43
  Accounting changes...      (2.78)       --         --           --           --           --         --          --
  Net income (loss)....      (2.82)         .08       (.03)         .19          .38          .50        .14        .43

NOTE O -- SUBSEQUENT EVENTS

    In January 1995, Motors and its subsidiaries finalized a refinancing with a bank whereby Motors entered into a loan agreement providing for a $45 million term loan and a $20 million revolving credit facility. The funds from the term loan were used to repay approximately $27 million of bank debt including the Partnership term loan, the equipment term loan and the notes payable to the bank, provide $15 million to the Company to retire a portion of certain notes outstanding to the Company's shareholders and pay fees and expenses. Availability under the revolving credit facility is based on the amount of eligible trade accounts receivable and inventory and may be used for working capital needs, as well as for general corporate purposes.

    The new term loan requires twenty quarterly principal payments of approximately $2.3 million, commencing June 30, 1995, plus interest at either the bank's prime rate plus 1.25% (subject to reductions of up to 0.5% upon the occurrence of certain events) or a selected Eurodollar contract rate plus 300 basis points (subject to reductions of up to 50 basis points upon the occurrence of certain events). The new term loan is secured by substantially all of Motors' assets including the stock of the Insurance Subsidiary. The new term loan agreement requires Motors to, among other things, comply with certain financial covenants, limits addition to and sales of Motors' fixed assets and limits additional borrowings by Motors.

    In  February  1995,  Great  Dane  Trailers  amended  its  loan  and security agreement. Pursuant to the amended agreement, the Lenders have loaned $28 million as a term loan and have agreed to provide, at any given time, up to $150 million (less amounts then outstanding as a term loan) as a revolving credit facility (subject to availability based on the amount of eligible trade accounts receivable and inventory) to be used as working capital by Great Dane and for general corporate purposes. The initial term loan proceeds, which were drawn immediately upon closing, were used, together with drawings under the revolver, to repay approximately $17 million of bank debt, provide $15 million to the Company to retire the balance of the shareholder notes and pay fees and expenses. The term loan requires monthly

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE O -- SUBSEQUENT EVENTS (CONTINUED)

principal payments of $0.3 million plus interest on the unpaid principal amount of the loan in arrears at a rate equal to 1% above the prime rate of interest charged from time to time by Bank of America or a rate equal to 2.5% above a selected Eurodollar contract rate with the unpaid principal balance due five years after the closing date. The loans are secured by substantially all of the assets of Great Dane and its subsidiaries. The Agreement requires Great Dane to, among other things, comply with certain financial covenants, and limits the amount of loans and transfers to the Company, limits additions to and sales of Great Dane's fixed assets and limits additional Great Dane borrowings.

    In January 1995, Motors liquidated the Partnership.

    On November 23, 1994, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with an initial public offering ("IPO") of the Company's common stock. The Company is registering 6,555,000 shares of common stock (including 855,000 shares which the underwriters have the right to purchase to cover over-allotments) (in each case, giving effect to a 16,800 to 1 split of the common stock to be effected prior to commencement of the IPO). It is currently estimated that the initial public offering price will be between $12 and $14 per share. All of the net proceeds are intended to be used to redeem approximately $66.7 million of the Company's 12 3/4% Senior Subordinated Debentures due 2001.

[LARGE AERIAL PHOTOGRAPH OF THE SCSM PLANT SURROUNDED BY INSETS OF (1) 4-DOOR EXTENDED CAB TRUCK, (2) CHECKER LOGO, (3) 2-DOOR TAHOE TRUCK, (4) PORTION OF THE SCSM PRESS LINE, (5) SCSM LOGO AND (6) PORTION OF THE SCSM ASSEMBLY LINE]

    CMC AND SCSM DEVELOP, DESIGN, ENGINEER AND MANUFACTURE A BROAD RANGE OF SHEET METAL AUTOMOTIVE COMPONENTS AND SUBASSEMBLIES FOR SALE TO NORTH AMERICAN OEM'S. CMC AND SCSM FOCUS ON SUPPLYING HIGHER-MARGIN, VALUE-ADDED PRODUCTS TO THE HIGH GROWTH LIGHT TRUCK AND SPORT UTILITY VEHICLE MARKET.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                 PAGE
                                                 ----
Prospectus Summary.............................    3
Risk Factors...................................    9
Use of Proceeds................................   12
Dividend Policy................................   12
Capitalization.................................   13
Dilution.......................................   14
Selected Consolidated Financial Data...........   15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................   16
Business.......................................   20
Management.....................................   33
Certain Relationships and Related
 Transactions..................................   42
Ownership of Common Stock......................   43
Description of Capital Stock...................   43
Shares Eligible for Future Sale................   45
Underwriting...................................   46
Legal Matters..................................   47
Experts........................................   47
Available Information..........................   47
Index to Financial Statements..................  F-1


                                5,700,000 SHARES

                                   GREAT DANE
                                 HOLDINGS INC.

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               ALEX. BROWN & SONS
                                        INCORPORATED

                               SMITH BARNEY INC.


                                           , 1995


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee.................................................  $  33,906
NASD Filing Fee..................................................     10,333
Listing Fees.....................................................     50,000
Legal Fees and Expenses..........................................
Blue Sky Fees and Expenses.......................................     50,000*
Accounting Fees and Expenses.....................................
Printing and Engraving Expenses..................................
Transfer Agent and Registrar Fees................................
Miscellaneous....................................................
                                                                   ---------
    Total........................................................  $
                                                                   ---------
                                                                   ---------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law ("DGCL") and Article EIGHTH of the Certificate of Incorporation of Holdings provide for indemnification of the directors and officers of the Registrant in a variety of circumstances which may include liabilities under the Securities Act of 1933, as amended (the "Act").

    Article EIGHTH of the Certificate of Incorporation of Holdings provides:

    EIGHTH. Any person who was or is a party or is threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the Corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article EIGHTH. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article EIGHTH shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the By-laws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provision of law, or otherwise.

    The general effect of the provisions in the Holdings' Certificate of Incorporation and the DGCL is to provide that Holdings shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of Holdings. With respect to legal proceedings by or in the right of Holdings in which a director or officer is adjudged liable for improper performance of his duty to Holdings or another enterprise which such person served in a similar capacity at the request of Holdings, indemnification is limited by such provisions to that amount which is permitted by the court.

    In addition, Holdings and/or its subsidiaries have entered into employment agreements with David R. Markin, Jay H. Harris and Jeffrey Feldman which require the Company to indemnify Messrs. Markin, Harris and Feldman against certain liabilities that may arise by reason of their status or service as directors or officers of, or consultants to, the Company or its subsidiaries (other than liabilities arising from gross negligence or willful misconduct) to the full extent permitted by law. Holdings has also entered into indemnification agreements with its officers and directors.



    [Reference is made to Section of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, which provides for indemnification of the directors and officers of the Registrant who sign the Registration Statement by the Underwriters against certain liabilities, including those arising under the Securities Act, in certain circumstances.]


ITEM 15.  RECENT ISSUANCES OF UNREGISTERED SECURITIES.


    In October 1994 International Controls Corp., a Florida corporation ("International Controls") merged with and into Holdings, its wholly-owned subsidiary for the purpose of reincorporating in Delaware. Each share of common stock held by the four shareholders of International Controls was cancelled and converted into the right to receive a pro rata portion of the 1,000 shares of Common Stock of Holdings then outstanding. Prior to commencement of this Offering, each share of Common Stock of Holdings will be split 16,800 for 1, resulting in 16,800,000 shares outstanding prior to this Offering.


    The issuances referenced were not sales of securities, but if characterized as sales, would be entitled to the exemption from registration set forth in
Section 4(2) of the Securities Act relating to sales not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement.*
     3.1   Certificate of Incorporation of Holdings.***
     3.2   By-Laws of Holdings.***
     4.1   Form of Indenture between International Controls Corp. ("International Controls") and First
            Fidelity Bank, National Association ("First Fidelity"), New Jersey, as Trustee relating the
            12 3/4% Senior Subordinated Debentures due August 1, 2001 of International Controls (incorporated herein by reference to Exhibit 4.1 to Registration Statement No. 33-7212 filed with the Securities and Exchange Commission on July 15, 1986).
     4.2   First Supplemental Indenture relating to the 12 3/4% Senior Subordinated Debentures due August 1,
            2001 of International Controls dated as of October 19, 1994 among International Controls, the
            Registrant and First Fidelity.***
     4.3   Form of Indenture between International Controls and Midlantic National Bank ("Midlantic"), as
            Trustee, relating to the 14 1/2% Subordinated Discount Debentures due January 1, 2006 of
            International Controls (incorporated herein by reference to Exhibit 4.1 to Registration Statement
            No. 33-1788 filed with the Securities and Exchange Commission on November 26, 1985).
     4.4   First Supplemental Indenture relating to the 14 1/2% Subordinated Discount Debentures due January
            1, 2006 of International Controls, dated October 19, 1994 among International Controls, the
            Registrant and Midlantic.***
     4.5   Form of Common Stock Certificate.*
     4.6   Great Dane Holdings Inc. 1994 Stock Option Plan.**
     4.7   1995 Outside Directors Stock Option Plan.**

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
     5.1   Opinion of Hutton Ingram Yuzek Gainen Carroll & Bertolotti regarding the legality of the securities being registered.*
    10.1   [Intentionally Left Blank]
    10.2   [Intentionally Left Blank]
    10.3   [Intentionally Left Blank]
    10.4   Amended and Restated Employment Agreement, dated as of November 1, 1985, between Motors (as the successor to Checker L.P.) and David R. Markin ("Markin Employment Agreement") (incorporated herein by reference to Exhibit 10.18 of International Controls' Annual Report on Form 10-K for the
            year ended December 31, 1989 (the "1989 10-K")).
    10.5   Amendment, dated as of March 4, 1992, to Markin Employment Agreement (incorporated herein by reference to Exhibit 10.3 of International Controls' Annual Report on Form 10-K for the year ended
            December 31, 1991 (the "1991 10-K")).
    10.6   Extension, dated July 12, 1993, of Markin Employment Agreement (incorporated herein by reference to
            Exhibit 10.6 of International Controls' Annual Report on Form 10-K for the year ended December 31,
            1993 (the "1993 10-K")).
    10.7   Amended and Restated Employment Agreement, dated as of June 1, 1992, between Yellow Cab Company (as the assignee of Motors) and Jeffrey Feldman (incorporated herein by reference to Exhibit 28.2 of
            International Controls' Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (the
            "June 1992 10-Q")).
    10.8   Stated Benefit Salary Continuation Agreement (incorporated herein by reference to Exhibit 10.21 to the 1989 10-K).
    10.9   Employment Agreement, dated as of July 1, 1992, between Registrant (as the successor to
            International Controls) and Jay H. Harris (incorporated herein by reference to Exhibit 28.1 to the
            June 1992 10-Q) (the "Harris Employment Agreement").
    10.10  Amendment, dated April 6, 1994, to Harris Employment Agreement.***
    10.11  [Intentionally Left Blank]
    10.12  [Intentionally Left Blank]
    10.13  [Intentionally Left Blank]
    10.14  [Intentionally Left Blank]
    10.15  [Intentionally Left Blank]
    10.16  [Intentionally Left Blank]
    10.17  [Intentionally Left Blank]
    10.18  [Intentionally Left Blank]
    10.19  Lease, dated December 1, 1988, between SCSM and Park Corporation (incorporated herein by reference to Exhibit 10.25 to the 1989 10-K).
    10.20  [Intentionally Left Blank]
    10.21  [Intentionally Left Blank]
    10.22  [Intentionally Left Blank]
    10.23  [Intentionally Left Blank]
    10.24  [Intentionally Left Blank]
    10.25  [Intentionally Left Blank]
    10.26  [Intentionally Left Blank]
    10.27  [Intentionally Left Blank]

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
    10.28  [Intentionally Left Blank]
    10.29  [Intentionally Left Blank]
    10.30  [Intentionally Left Blank]
    10.31  [Intentionally Left Blank]
    10.32  Assumption Agreement dated as of August 1, 1989, by and between Motors and the West Virginia
            Economic Development Authority (incorporated herein by reference to Exhibit 10.12 to International
            Controls' Annual Report on Form 10-K for the year ended December 31, 1990).
    10.33  Agreement, dated as of September 1, 1991, between Yellow Cab (as the assignee of Checker L.P.) and
            Jerry E. Feldman (incorporated herein by reference to Exhibit 10.12 to the 1991 10-K).
    10.34  Form of Checker Motors Corporation Excess Benefit Retirement Plan, effective January 1, 1983
            (incorporated herein by reference to Exhibit 19.9 to the 1991 10-K).
    10.35  Amended and Restated License Agreement, dated December 30, 1992, between Motors and Checker Taxi
            Association, Inc. (incorporated herein by reference to Exhibit 10.28 of International Controls'
            Annual Report on Form 10-K for the period ended December 31, 1992 (the "1992 10-K")).
    10.36  Employment Agreement, dated as of January 1, 1994, between Registrant (as successor to
            International Controls) and David R. Markin.***
    10.37  [Intentionally Left Blank]
    10.38  Settlement Agreement, dated as of June 21, 1994, among John Garamendi, as Insurance Commissioner of the State of California, Base Assets Trust, Checker L.P., Motors, Checker Holding Corp. III and
            Registrant (as successor to International Controls).***
    10.39  Form of Indemnification Agreement.***
    10.40  Sale, Installation and Technical Assistance Agreement, dated November 14, 1983, between Graaff KG and Great Dane.***
    10.41  Form of Great Dane Supplemental Retirement Income Plan, effective January 1, 1994.***
    10.42  [Intentionally Left Blank]
    10.43  Amended and Restated Operating Agreement, dated as of August 31, 1988, between Associates
            Commercial Corporation (as successor to Great Dane Finance Company) and Great Dane (the
            "Associates Agreement")***.
    10.44  Amendment, dated February 7, 1994, to the Associates Agreement.***
    10.45  Amendment, dated May 18, 1994, to the Associates Agreement.***
    10.46  Stock Option Agreement between Registrant and Jay H. Harris dated as of January 17, 1995.**
    10.47  Form of Escrow Deposit Agreement between Registrant and First Fidelity.*
    10.48  Loan Agreement, dated January 26, 1995, by and among Motors, Yellow Cab, AutoWerks, CMC, SCSM, the
            Lenders therein and NBD Bank, as Agent ("NBD") (the "Loan Agreement") (incorporated herein by reference to Exhibit 10.23 to Registrant's Annual Report on Form 10-K for the year ended December
            31, 1994 (the "1994 10-K")).
    10.49  Pledge Agreement and Irrevocable Proxy, dated as of January 26, 1995, given by Motors to NBD
            (incorporated herein by reference to Exhibit 10.24 of the 1994 10-K).

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
    10.50  Security Agreement, dated as of January 26, 1995, made by Motors, Yellow Cab, AutoWerks and CMC to
            NBD (incorporated herein by reference to Exhibit 10.25 of the 1994 10-K).
    10.51  Amended and Restated Loan and Security Agreement dated as of February 14, 1995, by and among Great
            Dane, Great Dane Trailers Tennessee, Inc., Great Dane Los Angeles, Inc., the financial institutions named therein and BankAmerica Business Credit Inc., as Agent ("BABC") (incorporated herein by reference to Exhibit 10.26 of the 1994 10-K).
    10.52  Amended and Restated Pledge Agreement, dated as of February 14, 1995, made by Great Dane Trailers,
            Inc., in favor of BABC (incorporated herein by reference to Exhibit 10.27 of the 1994 10-K).
    10.53  Amended and Restated Agreement Regarding Stock and Other Matters, dated as of February 14, 1995, between the Company and BABC (incorporated herein by reference to Exhibit 10.28 of the 1994 10-K).
    11.1   Statement re:computation of income (loss) per share.**
    21.1   Subsidiaries of Registrant.**
    23.1   Consent of Ernst & Young LLP.**
    23.2   Consent of Hutton Ingram Yuzek Gainen Carroll & Bertolotti -- see Exhibit 5.1.
    23.3   Consent of Miles Berger to become a director of Registrant.**
    23.4   Consent of Leonard Gubar to become a director of Registrant.**
    23.5   Consent of Alan Hirschfield to become a director of Registrant.**
    24.1   Power of Attorney (appears on signature page of the Registration Statement filed on November 23,
            1994).
    27.1   Financial Data Schedule.**
    28.1   Schedule P of Annual Statements provided by Country to Illinois Regulatory Authorities
            (incorporated herein by reference to Exhibit 28.1 of the 1994 10-K).

- --------------
  * To be filed by amendment.
 ** Filed herewith.
***Filed as an exhibit to this Registration Statement on November 23, 1994.


    (b) Financial Statement Schedules

    The following financial statement schedules are filed as part of the Registration Statement:


Report of Independent Auditors.................................................................        S-2
Schedule III     --      Condensed Financial Information of Registrant.........................        S-3
    Schedule     --      Valuation and Qualifying Accounts.....................................
        VIII                                                                                           S-6
Schedule XIV     --      Supplemental Information Concerning Property-Casualty Insurance
                         Operations............................................................        S-7

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes as follows:

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 1995.


                                          GREAT DANE HOLDINGS INC.

                                          By: ________/s/_DAVID R. MARKIN_______
                                                      David R. Markin,
                                               President and Chief Executive
                                                           Officer

                                              Executed  in  City  of  New  York,
                                              State of New York


    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


GREAT DANE HOLDINGS INC.:


                     **                       Chairman of the Board        February 23, 1995
              Allan R. Tessler

             /s/DAVID R. MARKIN               President, Chief Executive   February 23, 1995
              David R. Markin                  Officer and Director
                                               (Principal Executive
                                               Officer)

                     **                       Treasurer (Principal         February 23, 1995
              Marlan R. Smith                  Financial and Accounting
                                               Officer)

                     **                       Vice Chairman of the Board   February 23, 1995
             Martin L. Solomon                 and Secretary

                     **                       Vice Chairman of the Board   February 23, 1995
           Wilmer J. Thomas, Jr.

         ** By: /s/DAVID R. MARKIN
              David R. Markin
              Attorney in Fact

                     INDEX TO FINANCIAL STATEMENT SCHEDULES
                   COVERED BY REPORTS OF INDEPENDENT AUDITORS


Report of Independent Auditors.................................................................        S-2
 Schedule III     --      Condensed Financial Information of Registrant........................        S-3
Schedule VIII     --      Valuation and Qualifying Accounts....................................        S-6
 Schedule XIV     --      Supplemental Information Concerning Property -- Casualty Insurance
                          Operations...........................................................        S-7


    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

    The following report is in the form that will be signed upon the completion of the 16,800 to 1 stock split as described in Note A to the consolidated financial statements.



                                           ERNST & YOUNG LLP



Kalamazoo, Michigan
February 24, 1995



                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Great Dane Holdings Inc.


    We have audited the consolidated financial statements of Great Dane Holdings Inc. and subsidiaries as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, and have issued our report thereon dated February 14, 1995, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in
Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


Kalamazoo, Michigan
February 14, 1995

                            GREAT DANE HOLDINGS INC.
         SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                                            DECEMBER 31,
                                                                                     --------------------------
                                                                                         1993          1994
                                                                                     ------------  ------------
Assets:
  Cash and cash equivalents........................................................  $      1,468  $      1,401
  Accounts receivable..............................................................           566           535
  Other current assets.............................................................         4,345         1,481
                                                                                     ------------  ------------
    Total Current Assets...........................................................         6,379         3,417
  Equipment, net...................................................................       --                302
  Investments in subsidiaries......................................................        91,388       152,873
  Other assets.....................................................................        16,331        15,022
                                                                                     ------------  ------------
Total Assets.......................................................................  $    114,098  $    171,614
                                                                                     ------------  ------------
                                                                                     ------------  ------------

Liabilities and Shareholders' Deficit:
  Accounts payable.................................................................  $         34  $        869
  Income taxes payable (recoverable)...............................................        (1,702)        9,062
  Accrued compensation.............................................................           256           257
  Accrued interest.................................................................        11,468        11,468
  Other accrued liabilities........................................................         9,565         7,041
                                                                                     ------------  ------------
    Total Current Liabilities......................................................        19,621        28,697
  Long-term debt...................................................................       205,732       207,327
  Other noncurrent liabilities.....................................................        31,713        29,489
  Intercompany accounts with subsidiaries..........................................         6,622        31,343

  Shareholders' deficit:
    Common stock...................................................................           168           168
    Paid-in capital................................................................        14,832        14,832
    Retained earnings deficit......................................................       (36,217)      (11,869)
    Amount paid in excess of Motors' net assets....................................      (127,748)     (127,748)
    Notes receivable from shareholders.............................................          (625)         (625)
                                                                                     ------------  ------------
    Total Shareholders' Deficit....................................................      (149,590)     (125,242)
                                                                                     ------------  ------------
Total Liabilities and Shareholders' Deficit........................................  $    114,098  $    171,614
                                                                                     ------------  ------------
                                                                                     ------------  ------------

                            GREAT DANE HOLDINGS INC.
   SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- CONTINUED
                       CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1992        1993        1994
                                                                              ----------  ----------  ----------
Selling, general and administrative expenses................................  $   (4,396) $   (4,646) $   (8,534)
Interest expense............................................................     (30,138)    (30,216)    (30,812)
Equity in earnings of subsidiaries..........................................      14,959      29,376      48,323
Other income (expense)......................................................         (99)        211         307
Special charge..............................................................      --          (7,500)     --
Intercompany income:
  Corporate charges.........................................................       1,008       1,008       1,008
  Interest..................................................................         305      --          --
                                                                              ----------  ----------  ----------
Income (loss) before income taxes and accounting changes....................     (18,361)    (11,767)     10,292
Income tax benefit..........................................................      10,806      15,131      14,056
                                                                              ----------  ----------  ----------
Income (loss) before accounting changes.....................................      (7,555)      3,364      24,348
Accounting changes..........................................................      --         (46,626)     --
                                                                              ----------  ----------  ----------
Net Income (Loss)...........................................................  $   (7,555) $  (43,262) $   24,348
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

                            GREAT DANE HOLDINGS INC.
   SCHEDULE III -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- CONTINUED
                       CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1992        1993        1994
                                                                              ----------  ----------  ----------
Net cash flow used in operating activities..................................  $  (20,973) $  (47,640) $  (11,317)
Cash flows from investing activities:
  Purchase of equipment.....................................................      --          --            (325)
  Investment in subsidiaries................................................      --          --         (30,000)
  Other.....................................................................        (334)      5,900          16
                                                                              ----------  ----------  ----------
Net cash flow provided by (used in) investing activities....................        (334)      5,900     (30,309)
Cash flows from financing activities:
  Advances from subsidiaries................................................      21,284      38,278      41,559
                                                                              ----------  ----------  ----------
Net cash flow provided by financing activities..............................      21,284      38,278      41,559
                                                                              ----------  ----------  ----------
Decrease in cash and cash equivalents.......................................         (23)     (3,462)        (67)
Beginning cash and cash equivalents.........................................       4,953       4,930       1,468
                                                                              ----------  ----------  ----------
Ending cash and cash equivalents............................................  $    4,930  $    1,468  $    1,401
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------


The Registrant's subsidiaries declared dividends totaling $120.9 million in 1992, $22 million in 1993 and $15 million in 1994. These dividends were declared to offset certain intercompany account balances at the respective dates.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES
               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)


              COL. A                   COL. B               COL. C              COL. D       COL. E
- -----------------------------------  -----------  --------------------------  -----------  -----------
                                                    ADDITIONS CHARGED TO:
                                     BALANCE AT   --------------------------               BALANCE AT
                                      BEGINNING     COST AND        OTHER                    END OF
DESCRIPTION                           OF PERIOD     EXPENSES      ACCOUNTS    DEDUCTIONS(1)   PERIOD
- -----------------------------------  -----------  -------------  -----------  -----------  -----------
YEAR ENDED DECEMBER 31, 1992:
  Deducted from assets:
    Allowance for doubtful accounts
     -- trade......................   $     606     $     183    $   --       $     (166 ) $      623
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
    Allowance for doubtful accounts
     -- finance lease
     receivables...................  $      944   $        52    $   --       $     (317 ) $      679
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Contract & warranty reserves.....  $    8,263   $     3,564    $   --       $   (3,452 ) $    8,375
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Workers' compensation............  $      265   $     4,584    $   --       $   (3,008 ) $    1,841
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Claims...........................  $    2,717   $       783    $   --       $     (168 ) $    3,332
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------

YEAR ENDED DECEMBER 31, 1993:
  Deducted from assets:
    Allowance for doubtful accounts
     -- trade......................  $      623   $       234    $   --       $     (109 ) $      748
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
    Allowance for doubtful accounts
     -- finance lease
     receivables...................  $      679   $        52    $   --       $     (572 ) $      159
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Contract & warranty reserves.....  $    8,375   $     5,439    $   --       $   (3,429 ) $   10,385
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Workers' compensation............  $    1,841   $     1,200    $   --       $   (1,927 ) $    1,114
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Claims...........................  $    3,332   $     1,103    $   --       $   (1,106 ) $    3,329
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------

YEAR ENDED DECEMBER 31, 1994:
  Deducted from assets:
    Allowance for doubtful accounts
     -- trade......................  $      748   $       804    $   --       $     (210 ) $    1,342
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
    Allowance for doubtful accounts
     -- finance lease
     receivables...................  $      159   $      (172  ) $   --       $       13   $        0
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Contract & warranty reserves.....  $   10,385   $     8,076    $   --       $   (4,016 ) $   14,445
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Workers' compensation............  $    1,114   $       956    $   --       $     (435 ) $    1,635
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------
  Claims...........................  $    3,329   $     1,078    $   --       $   (2,103 ) $    2,304
                                     -----------  -------------       -----   -----------  -----------
                                     -----------  -------------       -----   -----------  -----------

- --------------
(1) Reclassification to other reserves and utilization of reserves.

                   GREAT DANE HOLDINGS INC. AND SUBSIDIARIES

    SCHEDULE XIV -- SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY
                              INSURANCE OPERATIONS
                             (DOLLARS IN THOUSANDS)

            COL. A                 COL. B         COL. C          COL. D          COL. E          COL. F           COL. G
- ------------------------------  ------------  --------------  --------------  --------------  --------------  -----------------
                                               RESERVES FOR
                                                  UNPAID
                                  DEFERRED        CLAIMS        DISCOUNT,
                                   POLICY       AND CLAIM        IF ANY,
       AFFILIATION WITH         ACQUISITION     ADJUSTMENT     DEDUCTED IN       UNEARNED         EARNED       NET INVESTMENT
          REGISTRANT               COSTS        EXPENSE(1)       COLUMN C      PREMIUMS(2)     PREMIUMS(3)         INCOME
- ------------------------------  ------------  --------------  --------------  --------------  --------------  -----------------
WHOLLY-OWNED INSURANCE SUBSIDIARY:

Year Ended:

  December 31, 1992...........   $    1,832    $     75,780   $    --         $      10,463   $      40,347   $        8,227
                                ------------  --------------        -------   --------------  --------------         -------
                                ------------  --------------        -------   --------------  --------------         -------
  December 31, 1993...........  $     1,893   $      71,179   $    --         $       9,547   $      40,836   $        7,838
                                ------------  --------------        -------   --------------  --------------         -------
                                ------------  --------------        -------   --------------  --------------         -------
  December 31, 1994...........  $     2,258   $      69,318   $    --         $      12,203   $      48,312   $        6,890
                                ------------  --------------        -------   --------------  --------------         -------
                                ------------  --------------        -------   --------------  --------------         -------

            COL. A                     COL. H             COL. I          COL. J        COL. K
- ------------------------------   -------------------  ---------------  -------------  -----------

                                  CLAIMS AND CLAIM
                                 ADJUSTMENT EXPENSES

                                  INCURRED RELATED
                                         TO:           AMORTIZATION        PAID
                                 -------------------    OR DEFERRED       CLAIMS
                                   (1)        (2)         POLICY         AND CLAIM
       AFFILIATION WITH          CURRENT     PRIOR      ACQUISITION     ADJUSTMENT      PREMIUM
          REGISTRANT               YEAR      YEARS         COSTS         EXPENSES       WRITTEN
- ------------------------------   --------  ---------  ---------------  -------------  -----------
WHOLLY-OWNED INSURANCE SUBSIDI
Year Ended:
  December 31, 1992...........   $ 30,322  $   2,043  $        (241  ) $     27,319   $   39,238
                                 --------  ---------         ------    -------------  -----------
                                 --------  ---------         ------    -------------  -----------
  December 31, 1993...........   $ 33,193  $    (269) $          61    $     30,832   $   39,920
                                 --------  ---------         ------    -------------  -----------
                                 --------  ---------         ------    -------------  -----------
  December 31, 1994...........   $ 39,517  $    (592) $         365    $     37,010   $   50,652
                                 --------  ---------         ------    -------------  -----------
                                 --------  ---------         ------    -------------  -----------

- ----------------
(1) Excludes reinsurance recoverable on unpaid claims and claims adjustment expense of $13,888, $7,195 and $3,419 in 1992, 1993 and 1994, respectively, in connection with the restatement of the balance sheet loss reserve amounts as reported in accordance with SFAS No. 113.
(2) Excludes net ceded premiums of $286, $286 and $602 in 1992, 1993 and 1994, respectively, in connection with the restatement of the balance sheet unearned premium amounts as reported in accordance with SFAS No. 113.
(3) Includes  premiums earned of $13,161, $13,400  and $12,145 in 1992, 1993 and
    1994, respectively, in connection with coverage provided to other entities in the consolidated group which have been eliminated in consolidation.

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
     1.1   Form of Underwriting Agreement.*
     3.1   Certificate of Incorporation of Holdings.***
     3.2   By-Laws of Holdings.***
     4.1   Form of Indenture between International Controls Corp. ("International Controls") and First
            Fidelity Bank, National Association ("First Fidelity"), New Jersey, as Trustee relating the
            12 3/4% Senior Subordinated Debentures due August 1, 2001 of International Controls
            (incorporated herein by reference to Exhibit 4.1 to Registration Statement No. 33-7212
            filed with the Securities and Exchange Commission on July 15, 1986).
     4.2   First Supplemental Indenture relating to the 12 3/4% Senior Subordinated Debentures due
            August 1, 2001 of International Controls dated as of October 19, 1994 among International
            Controls, the Registrant and First Fidelity.***
     4.3   Form of Indenture between International Controls and Midlantic National Bank ("Midlantic"),
            as Trustee, relating to the 14 1/2% Subordinated Discount Debentures due January 1, 2006 of
            International Controls (incorporated herein by reference to Exhibit 4.1 to Registration
            Statement No. 33-1788 filed with the Securities and Exchange Commission on November 26,
            1985).
     4.4   First Supplemental Indenture relating to the 14 1/2% Subordinated Discount Debentures due
            January 1, 2006 of International Controls, dated October 19, 1994 among International
            Controls, the Registrant and Midlantic.***
     4.5   Form of Common Stock Certificate.*
     4.6   Great Dane Holdings Inc. 1994 Stock Option Plan.**
     4.7   1995 Outside Directors Stock Option Plan.**
     5.1   Opinion of Hutton Ingram Yuzek Gainen Carroll & Bertolotti regarding the legality of the securities being registered.*
    10.1   [Intentionally Left Blank]
    10.2   [Intentionally Left Blank]
    10.3   [Intentionally Left Blank]
    10.4   Amended and Restated Employment Agreement, dated as of November 1, 1985, between Motors (as the successor to Checker L.P.) and David R. Markin ("Markin Employment Agreement")
            (incorporated herein by reference to Exhibit 10.18 of International Controls' Annual Report
            on Form 10-K for the year ended December 31, 1989 (the "1989 10-K")).
    10.5   Amendment, dated as of March 4, 1992, to Markin Employment Agreement (incorporated herein by reference to Exhibit 10.3 of International Controls' Annual Report on Form 10-K for the
            year ended December 31, 1991 (the "1991 10-K")).
    10.6   Extension, dated July 12, 1993, of Markin Employment Agreement (incorporated herein by reference to Exhibit 10.6 of International Controls' Annual Report on Form 10-K for the
            year ended December 31, 1993 (the "1993 10-K")).
    10.7   Amended and Restated Employment Agreement, dated as of June 1, 1992, between Yellow Cab
            Company (as the assignee of Motors) and Jeffrey Feldman (incorporated herein by reference to Exhibit 28.2 of International Controls' Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (the "June 1992 10-Q")).

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    10.8   Stated Benefit Salary Continuation Agreement (incorporated herein by reference to Exhibit
            10.21 to the 1989 10-K).
    10.9   Employment Agreement, dated as of July 1, 1992, between Registrant (as the successor to
            International Controls) and Jay H. Harris (incorporated herein by reference to Exhibit 28.1 to the June 1992 10-Q) (the "Harris Employment Agreement").
    10.10  Amendment, dated April 6, 1994, to Harris Employment Agreement.***
    10.11  [Intentionally Left Blank]
    10.12  [Intentionally Left Blank]
    10.13  [Intentionally Left Blank]
    10.14  [Intentionally Left Blank]
    10.15  [Intentionally Left Blank]
    10.16  [Intentionally Left Blank]
    10.17  [Intentionally Left Blank]
    10.18  [Intentionally Left Blank]
    10.19  Lease, dated December 1, 1988, between SCSM and Park Corporation (incorporated herein by reference to Exhibit 10.25 to the 1989 10-K).
    10.20  [Intentionally Left Blank]
    10.21  [Intentionally Left Blank]
    10.22  [Intentionally Left Blank]
    10.23  [Intentionally Left Blank]
    10.24  [Intentionally Left Blank]
    10.25  [Intentionally Left Blank]
    10.26  [Intentionally Left Blank]
    10.27  [Intentionally Left Blank]
    10.28  [Intentionally Left Blank]
    10.29  [Intentionally Left Blank]
    10.30  [Intentionally Left Blank]
    10.31  [Intentionally Left Blank]
    10.32  Assumption Agreement dated as of August 1, 1989, by and between Motors and the West Virginia
            Economic Development Authority (incorporated herein by reference to Exhibit 10.12 to
            International Controls' Annual Report on Form 10-K for the year ended December 31, 1990).
    10.33  Agreement, dated as of September 1, 1991, between Yellow Cab (as the assignee of Checker
            L.P.) and Jerry E. Feldman (incorporated herein by reference to Exhibit 10.12 to the 1991
            10-K).
    10.34  Form of Checker Motors Corporation Excess Benefit Retirement Plan, effective January 1, 1983
            (incorporated herein by reference to Exhibit 19.9 to the 1991 10-K).
    10.35  Amended and Restated License Agreement, dated December 30, 1992, between Motors and Checker
            Taxi Association, Inc. (incorporated herein by reference to Exhibit 10.28 of International
            Controls' Annual Report on Form 10-K for the period ended December 31, 1992 (the "1992
            10-K")).
    10.36  Employment Agreement, dated as of January 1, 1994, between Registrant (as successor to
            International Controls) and David R. Markin.***

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    10.37  [Intentionally Left Blank]
    10.38  Settlement Agreement, dated as of June 21, 1994, among John Garamendi, as Insurance
            Commissioner of the State of California, Base Assets Trust, Checker L.P., Motors, Checker
            Holding Corp. III and Registrant (as successor to International Controls).***
    10.39  Form of Indemnification Agreement.***
    10.40  Sale, Installation and Technical Assistance Agreement, dated November 14, 1983, between
            Graaff KG and Great Dane.***
    10.41  Form of Great Dane Supplemental Retirement Income Plan, effective January 1, 1994.***
    10.42  [Intentionally Left Blank]
    10.43  Amended and Restated Operating Agreement, dated as of August 31, 1988, between Associates
            Commercial Corporation (as successor to Great Dane Finance Company) and Great Dane (the
            "Associates Agreement").***
    10.44  Amendment, dated February 7, 1994, to the Associates Agreement.***
    10.45  Amendment, dated May 18, 1994, to the Associates Agreement.***
    10.46  Stock Option Agreement between Registrant and Jay H. Harris dated as of January 17, 1995.**
    10.47  Form of Escrow Deposit Agreement between Registrant and First Fidelity.*
    10.48  Loan Agreement, dated January 26, 1995, by and among Motors, Yellow Cab, AutoWerks, CMC,
            SCSM, the Lenders therein and NBD Bank, as Agent ("NBD") (the "Loan Agreement")
            (incorporated herein by reference to Exhibit 10.23 to Registrant's Annual Report on Form
            10-K for the year ended December 31, 1994 (the "1994 10-K")).
    10.49  Pledge Agreement and Irrevocable Proxy, dated as of January 26, 1995, given by Motors to NBD
            (incorporated herein by reference to Exhibit 10.24 of the 1994 10-K).
    10.50  Security Agreement, dated as of January 26, 1995, made by Motors, Yellow Cab, AutoWerks and
            CMC to NBD (incorporated herein by reference to Exhibit 10.25 of the 1994 10-K).
    10.51  Amended and Restated Loan and Security Agreement dated as of February 14, 1995, by and among
            Great Dane, Great Dane Trailers Tennessee, Inc., Great Dane Los Angeles, Inc., the
            financial institutions named therein and BankAmerica Business Credit Inc., as Agent
            ("BABC") (incorporated herein by reference to Exhibit 10.26 of the 1994 10-K).
    10.52  Amended and Restated Pledge Agreement, dated as of February 14, 1995, made by Great Dane
            Trailers, Inc., in favor of BABC (incorporated herein by reference to Exhibit 10.27 of the
            1994 10-K).
    10.53  Amended and Restated Agreement Regarding Stock and Other Matters, dated as of February 14,
            1995, between the Company and BABC (incorporated herein by reference to Exhibit 10.28 of the 1994 10-K).
    11.1   Statement re:computation of income (loss) per share.**
    21.1   Subsidiaries of Registrant.**
    23.1   Consent of Ernst & Young LLP.**
    23.2   Consent of Hutton Ingram Yuzek Gainen Carroll & Bertolotti -- see Exhibit 5.1.
    23.3   Consent of Miles Berger to become a director of Registrant.**
    23.4   Consent of Leonard Gubar to become a director of Registrant.**

 EXHIBIT
   NO.                                             DESCRIPTION                                              PAGE
- ---------  --------------------------------------------------------------------------------------------     -----
    23.5   Consent of Alan Hirschfield to become a director of Registrant.**
    24.1   Power of Attorney (appears on signature page of the Registration Statement filed on November
            23, 1994).
    27.1   Financial Data Schedule.**
    28.1   Schedule P of Annual Statements provided by Country to Illinois Regulatory Authorities
            (incorporated herein by reference to Exhibit 28.1 of the 1994 10-K).

- --------------
  * To be filed by amendment.
 ** Filed herewith.
***Filed as an exhibit to this Registration Statement on November 23, 1994.